Exhibit 4.2

COLLABORATION AND LICENCE AGREEMENT1

by and between

ASTRAZENECA UK LIMITED

and

CAMBRIDGE ANTIBODY TECHNOLOGY LIMITED

and

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

DATE: 21 NOVEMBER 2004

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COLLABORATION AND LICENCE AGREEMENT

This Collaboration and Licence Agreement is made as of the 21st day of November 2004, by and between

(1)	ASTRAZENECA UK LIMITED, a company incorporated in England under no. 3674842 whose registered office is at 15 Stanhope Gate, London, W1K 1LN, England (“AstraZeneca”); and

(2)	CAMBRIDGE ANTIBODY TECHNOLOGY LIMITED, a company incorporated in England under no. 2451177 whose registered office is at Milstein Building, Granta Park, Cambridge, CB1 6GH, England (“CAT”); and

(3)	CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC, a company incorporated in England under no. 3234033 whose registered office is at Milstein Building, Granta Park, Cambridge, CB1 6GH, England (“CAT plc”).

Recitals

(A)	CAT has skills and expertise in drug discovery using its proprietary antibody technology and in the development of antibody based drugs;

(B)	AstraZeneca has skills and expertise in drug discovery, development and commercialisation;

(C)	the Parties wish to collaborate to discover, develop and commercialise human monoclonal antibodies for use in the diagnosis, prevention and treatment of any disease or condition; and

(D)	CAT plc is party to this Agreement solely for the purpose of the guarantee set out in Clause 40 below.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Definitions

Unless otherwise specifically provided in this Agreement, in this Agreement and the Schedules to this Agreement, the following terms have the following meanings:

1.1	“Adoption Notice” means a written notice from AstraZeneca to CAT in which it adopts a CAT Existing Discovery Programme or a CAT Alliance Discovery Programme pursuant to Clauses 6.1 or 6.12.

1.2	“Affiliate” means, with respect to a Person, any Person that Controls, is Controlled by or is under common Control with such first Person. For the purposes of this definition only, “Control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities or by contract relating to voting rights or corporate governance, or (b) to own, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or other ownership interest of such Person.

1.3	“Agreement” means this collaboration and licence agreement and any and all schedules, appendices, exhibits and other addenda to it as may be varied from time to time in accordance with the provisions of this agreement

1.4	“Alliance” means the activities carried out pursuant to this Agreement.

1.5	“Alliance Co-Funded Costs” means the Programme Costs of the Final Development of an Alliance Co-Funded Product. [***].

1.6	“Alliance Co-Funded Product” means an Alliance Product that CAT has designated pursuant to Clause 9.1.

1.7	“Alliance Discovery Goals” means the discovery goals for the next Initiation Year set by the ASC under the provisions of Clause 3.1.1.

1.8	“Alliance Manager” has the meaning set out in Clause 3.15.

1.9	“Alliance Product” means a Product that reached Proof of Concept pursuant to a Joint Development Programme.

1.10	“Alliance Steering Committee” or “ASC” means the committee set up pursuant to Clause 3.1 to oversee the initiation, planning and performance of all aspects of the Alliance.

1.11	“Alliance Target” means collectively: (a) a Target accepted into the Target Pool in accordance with Clause 5.4; (b) any Prioritised Alliance Target; (c) any Target originally in the Target Pool or the subject of a CAT Existing Discovery Programme adopted by AstraZeneca in either case in respect of which a Discovery Programme, a Development Programme, a Final Development or Exploitation is on-going. For the avoidance of doubt it is declared and agreed that a Target rejected from the Target Pool is no longer an Alliance Target.

1.12	“Allocable Overhead” means an amount, no greater than [***] added to an item of cost to reflect central or other overhead incurred by a Party or for its account including overhead attributable to the operation by it of its information systems, human relations, payroll, purchasing, supervisory and other internal groups together with its occupancy costs any of which it normally allocates to its departments or project groups based on space occupied or headcount or other activity-based method consistently applied by such Party.

1.13	“Annual Net Sales” means the Net Sales made during a given Calendar Year.

1.14	“Antibody” means a molecule comprising or containing more than one immunoglobulin variable domain or part of such a domain or any existing or future fragments, variants, modifications or derivatives thereof [***].

1.15	“Applicable Law” means the applicable laws, rules and regulations, including any rules, regulations, guidelines or other requirements of Regulatory Authorities, that may be in effect from time to time, including, without limitation, the rules and regulations known as Good Clinical Practice, Good Laboratory Practice, cGMP and the regulations of the International Conference on Harmonisation (ICH).

1.16	“AstraZeneca Abandonment of Alliance Co-Funded Product” means the exercise of CAT’s right to continue Final Development of an Alliance Co-Funded Product as a CAT Alliance Product after AstraZeneca’s decision not to continue with the Final Development of the Alliance Co-Funded Product pursuant to Clause 9.5.

1.17	“AstraZeneca Abandonment of Alliance Product” means the exercise of CAT’s right to continue Final Development of an Alliance Product as a CAT Alliance Product after AstraZeneca’s decision not to continue with the Final Development of the Alliance Product and not to out-license it pursuant to Clause 8.2.1.

1.18	“AstraZeneca Abandonment of AstraZeneca Discovery Programme” means the exercise of CAT’s right to continue an AstraZeneca Discovery Programme independently after AstraZeneca terminates the AstraZeneca Discovery Programme pursuant to Clause 6.9.

1.19	“AstraZeneca Abandonment of AstraZeneca Development Programme” means the exercise of CAT’s right to continue an AstraZeneca Development Programme as a CAT Alliance Development Programme after AstraZeneca terminates the AstraZeneca Development Programme pursuant to Clause 7.7.

1.20	“AstraZeneca Abandonment of AstraZeneca Product” means the exercise of CAT’s right to continue Final Development of an AstraZeneca Product derived from a Joint Discovery Programme as a CAT Alliance Product after AstraZeneca’s decision not to continue with the Final Development of the Alliance Product and not to out-license it pursuant to Clauses 8.4 and 8.2.1.

1.21	“AstraZeneca Abandonment of Joint Development Programme” means the exercise of CAT’s right to continue a Joint Development Programme as a CAT Alliance Development Programme after AstraZeneca terminates its involvement in the Joint Development Programme pursuant to Clause 7.2.

1.22	“AstraZeneca Background Technologies” means AstraZeneca Target Technologies and AstraZeneca Other Technologies.

1.23	“AstraZeneca Development Programme” means a Development Programme carried out by AstraZeneca in respect of: (i) CD(s) identified and optimised in the course of an AstraZeneca Discovery Programme; or (ii) CD(s) identified and optimised in the course of a Joint Discovery Programme in respect of which there has been a CAT Opt-Out at CDTP; or (iii) CD(s) which was the subject of a Joint Development Programme in respect of which there has been a CAT Abandonment of Joint Development Programme.

1.24	“AstraZeneca Discovery Programme” means a Discovery Programme initiated by AstraZeneca pursuant to Clause 6.7.

1.25	“AstraZeneca Opt-out at PoC” means the exercise of CAT’s right to initiate the Final Development of a CAT Alliance Product after AstraZeneca decides at Option Point 2 to abandon the relevant CD pursuant to Clause 7.13.2.

1.26	“AstraZeneca Opt-out at CDTP” means the exercise of CAT’s right to initiate a CAT Alliance Development Programme under Clause 6.17.2(c) after AstraZeneca’s decision at Option Point 1 not to progress development of an Antibody for which there has been CDTP-Matching.

1.27	“AstraZeneca Other Technologies” means any: (a) background Know-How owned or Controlled by AstraZeneca or its Affiliates during the period of any Programme other than Target Know-How and introduced at its sole discretion to the Programme in question by AstraZeneca or its Affiliates (examples being disease model Know-How and formulation Know-How) and related Materials and animal models and any Improvements to any of the foregoing assignable to AstraZeneca under Clause 17.8; and (b) IP Protection Rights pertaining to any of the foregoing; provided, however, that “AstraZeneca Other Technologies” shall exclude all Target Results and CAT Results.

1.28	“AstraZeneca Product” means a Product that reached Proof of Concept pursuant to an AstraZeneca Development Programme.

1.29	“AstraZeneca Results” means: (i) all Know-How and Materials together with any IP Protection Rights pertaining to either of the foregoing that are discovered, conceived, reduced to practice or otherwise generated through work performed under the AstraZeneca Discovery Programmes, the AstraZeneca Development Programmes, the Joint Discovery Programmes or the Joint Development Programmes or in connection with the Final Development of an Alliance Product or AstraZeneca Product by or on behalf of either Party or the Parties jointly; and (ii) any Patent generated through work performed in relation to the Target Selection Process by or on behalf of either Party or the Parties jointly claiming the generic composition of matter of an Antibody which binds with and is directed to a Target forming the subject-matter of a Joint Discovery Programme or AstraZeneca Discovery Programme; but always excludes the AstraZeneca Background Technologies and Target Results.

1.30	“AstraZeneca Target Technologies” means any: (a) Target Know-How owned or Controlled by AstraZeneca or its Affiliates; and (b) IP Protection Rights pertaining to any of the foregoing or a Target; provided, however, that “AstraZeneca Target Technologies” shall exclude all Target Results, AstraZeneca Results and CAT Results.

1.31	“AstraZeneca Third Party Claims” has the meaning set out in Clause 23.2.

1.32	“Background Technologies” means CAT Background Technologies and AstraZeneca Background Technologies.

1.33	“BLA” means a biologics license application that is filed with the FDA to obtain Health Registration Approval for a Product in the USA or any comparable application filed with the Regulatory Authority of a country or group of countries other than the USA to obtain Health Registration Approval for a Product in that country or in that group of countries.

1.34	“Blocked Target” has the meaning set out in Clause 5.9.2.

1.35	[***].

1.36	“Calendar Quarter” means each successive period of three (3) calendar months commencing on 1 January, 1 April, 1 July and 1 October.

1.37	“Calendar Year” means each successive period of twelve calendar (12) months commencing on 1 January.

1.38	“Candidate Drug” or “CD” means a Collaboration Antibody or Collaboration Antibodies either: (i) selected by the RMC for a Joint Development Programme; or (ii) selected by AstraZeneca for an AstraZeneca Development Programme; or (iii) selected by CAT for a CAT Alliance Development Programme.

1.39	“CAT Abandonment of Joint Development Programme” means the exercise of AstraZeneca’s right to continue a Joint Development Programme as an AstraZeneca Development Programme after CAT terminates its involvement in the Joint Development Programme pursuant to Clause 7.2.2.

1.40	“CAT Alliance Discovery Programme” means an Antibody Discovery Programme which is initiated by CAT pursuant to Clause 6.11 and which has not been adopted by AstraZeneca pursuant to Clause 6.12.

1.41

“CAT Alliance Development Programme” means a programme for the development of a CD to the point of CAT PoC carried out by CAT in respect of: (i) CD(s) identified and optimised in the course of an CAT Alliance Discovery Programme in relation to which AstraZeneca has not exercised its rights under Clause 6.12; or (ii) CD(s) identified and optimised in the course of a Joint Discovery Programme in respect of which there has been an AstraZeneca Opt-out at CDTP; or (iii) CD(s) which were the subject of a Joint Development Programme in respect of which there has been an AstraZeneca Abandonment of Joint Development Programme; or (iv) CD(s) which were the subject of an AstraZeneca

Development Programme in respect of which there has been an AstraZeneca Abandonment of AstraZeneca Development Programme.

1.42	“CAT Alliance Product” means a Product which: (i) reached CAT PoC pursuant to a CAT Alliance Development Programme; or (ii) which was the subject of a Joint Development Programme in respect of which there has been an AstraZeneca Opt-out at PoC; or (iii) which was the subject of Final Development as an Alliance Co-Funded Product in respect of which there has been an AstraZeneca Abandonment of Alliance Co-Funded Product; or (iv) which was adopted by CAT in Final Development under Clause 8.2 or Clause 8.4 because either AstraZeneca abandoned Final Development of an Alliance Product or abandoned Final Development of an AstraZeneca Product where the AstraZeneca Product resulted from a Joint Discovery Programme.

1.43	“CAT Antibody Library” means the collections of bacteriophages each of which displays an Antibody or a collection of host cells containing such collections of bacteriophages which is Controlled by CAT at the Effective Date. CAT Antibody Library shall include all updates, additions and Improvements to any CAT Antibody Library Controlled by CAT during the Term.

1.44

“CAT Background Technologies” means any: (a) Know-How including Target Know-How owned or Controlled by CAT or its Affiliates during the Discovery Term and also Phage Display and Ribosome Display Know-How owned by CAT or its Affiliates during the Discovery Term (but always excluding the following excluded items: (i) the Know-How the subject of the Head Licences; and (ii) any Know-How, Materials or related IP Protection Rights owned by an Affiliate of CAT which became an Affiliate of CAT on a Change of Control of CAT) (“CAT Background Know-How”); (b) related Materials including the CAT Antibody Library (but excluding Materials the subject of the Head Licences and also excluding Ribosome Display Materials owned by CAT or its Affiliates during the Discovery Term) (“CAT Background Materials”); (c) any Improvements to either of the foregoing (always excluding the excluded items) made by CAT or its Affiliates during the Discovery Term (but not including any Affiliates which became Affiliates of CAT on a Change of Control of CAT) assignable to CAT under Clause 17.7; and (d) IP Protection Rights pertaining to any of the foregoing (always excluding the excluded items) including those Patents, particulars of which are set out in Schedule 1.44 together with any further Patents claiming priority or derived directly from such Patents (“CAT Background Patents”). For the avoidance of doubt it is declared and agreed that CAT Background Technologies do not include Target Results.

1.45	“CAT CDTP” means the criteria set by CAT for the successful conclusion of a CAT Alliance Discovery Programme.

1.46	“CAT Core Technology Infringement Suit” has the meaning set out in Clause 19.12.

1.47	“CAT Existing Discovery Programmes” means those Antibody discovery programmes being undertaken by CAT at the Effective Date, particulars of which are set out in Schedule 1.47.

1.48	“CAT Gatekeeping Procedure” means the procedure set out in Schedule 1.48.

1.49	“CAT Independent Target” means a Target to which the provisions of Clause 6.10 apply.

1.50	“CAT In-Licensed Technologies” means: (i) the inventions covered by the Patents, particulars of which are set out in Schedule 1.50 Parts A and B, and any Know-How and Materials relating thereto which are, in each case, the subject of the licences granted to CAT under the Head Licences (in the case of the Xoma Agreement subject to the provisions of the Xoma Notice) (the “CAT In-Licensed Discovery Technologies”); and (ii) the inventions covered by the Patents, particulars of which are set out in Schedule 1.50 Part B, and any Know-How and Materials relating thereto which are the subject of the licences granted to CAT under the Dyax Agreement (the “CAT In-Licensed Development Technologies”).

1.51	“CAT Opt-out at CDTP” means the exercise of AstraZeneca’s right to initiate an AstraZeneca Development Programme under Clause 6.17.2 (b) after CAT’s decision at Option Point 1 not to progress development of an Antibody for which there has been CDTP-Matching.

1.52	“CAT Opt-out at PoC” means the exercise of AstraZeneca’s right to initiate the Final Development of an Alliance Product after CAT decides at Option Point 2 not to designate it as an Alliance Co-Funded Product pursuant to Clause 9.1.

1.53	“CAT Patent” means a Patent claiming or covering a CAT Result or any Patent assigned to CAT under the provisions of the Handover Schedule.

1.54	“CAT PoC” means the criteria set by CAT for the successful conclusion of a CAT Alliance Development Programme.

1.55	“CAT Results” means: (i) all Know-How and Materials together with any IP Protection Rights pertaining to either of the foregoing that are discovered, conceived, reduced to practice or otherwise generated through work performed under the CAT Alliance Discovery Programmes or the CAT Alliance Development Programmes by or on behalf of CAT, but for the avoidance of doubt always excludes the Target Results; and (ii) any Patent generated through work performed in relation to the Target Selection Process by or on behalf of CAT claiming the generic composition of matter of an Antibody which binds with and is directed to a Target forming the subject-matter of a CAT Alliance Discovery Programme; but always excludes the CAT Background Technologies and Target Results.

1.56	“CAT Third Party Claims” has the meaning set out in Clause 23.1.

1.57	“CDTP” means the Candidate Drug Target Profile which is the relevant criteria set by the Parties or the RMC as representing a successful outcome of a Discovery Programme.

1.58	“CDTP-Matching” means the achievement, as determined by the RMC, of all the criteria in a CDTP for the relevant Joint Discovery Programme.

1.59	“cGMP” shall mean all current Good Manufacturing Practices applicable to biopharmaceuticals in the USA and/or in the European Union, as are in effect from time to time during the term of this Agreement, including without limitation those set forth in 21 C.F.R. §211.1 and the EC Guide to Good Manufacturing Practices for Medical Products as promulgated under European Commission Directive 2003/94/EC, as amended, and as defined in the ICH Guidelines (Section Q7A), as may be applicable to the manufacturing of Products.

1.60	“Change of Control” with respect to CAT, means an event in which: (a) any other Person or group of Persons acquires beneficial ownership of securities of CAT representing more than fifty percent (50%) of the voting power of the then outstanding securities of CAT with respect to the election of directors of CAT; or (b) CAT enters into a merger, consolidation or similar transaction with another Person.

1.61	“Clinical Data” means any Know-How: (i) which is of a type that may be included in, or is relevant to, a submission (even if it is not so included) for Health Registration Approval or to a Regulatory Authority for approval of the testing of drugs in man; and (ii) any Know-How which would be useful in establishing essential similarity between the active ingredient of one Product and other products

1.62	“Collaboration Antibody” means any Antibody discovered or otherwise identified by the Parties as a direct result of activities undertaken in any Joint Discovery Programme, AstraZeneca Discovery Programme or CAT Alliance Discovery Programme.

1.63	“Collaboration Results” means any of AstraZeneca Results, Target Results and/or CAT Results.

1.64	“Collaboration Patent” means a Patent claiming or covering an AstraZeneca Result or a Target Result or any Patent assigned to AstraZeneca under the provisions of the Handover Schedule.

1.65	“Combination Product” means a Product that contains one or more CDs together with one or more other active ingredient(s) that are sold either as a fixed dose or as separate doses in a single package.

1.66	“Commercially Reasonable Efforts” means, with respect to the preclinical or clinical development of a CD and Exploitation of a Product, efforts and resources commonly used by a pharmaceutical company within the top twenty companies by worldwide pharmaceutical sales for therapeutics with a similar commercial potential and at a similar stage in the development process, taking into consideration the safety and efficacy of such CD or Product, its cost and complexity of development, formulation or production, the competitiveness of alternative or competing products, the anticipated or, if applicable, actual claim structure and the nature and extent of their market exclusivity (including Patent coverage and regulatory exclusivity), the likelihood of regulatory approval, its expected profitability, competing product opportunities and all other relevant factors. Commercially Reasonable Efforts shall be determined on a market-by-market basis for each Product.

1.67	“Confidential Information” means any information relating to or comprising the AstraZeneca Background Technologies, CAT Background Technologies, the AstraZeneca Results, Target Results or the CAT Results and also any Health Registration Approval or Exploitation Know-How of a Party and/or its Affiliates and information relating to the business affairs or finances of a Party or of an Affiliate, Sub-licensee or of any suppliers, agents, Distributors or customers of a Party disclosed to the other Party on or after the Effective Date of this Agreement.

1.68	[***]

1.69

“Control” means, with respect to any Know-How, Patent or other IP Protection Right, possession of the right, whether directly or indirectly, and whether by ownership, licence or otherwise, to assign, or grant a licence, sub-licence or other right to or under, such Know-How, Patent or other IP Protection Right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

1.70	“Costs” means actual out-of-pocket costs and expenses including in particular attorney fees.

1.71	“Development Programme” means a programme of work for the development of a CD from the point of matching a CDTP or other successful completion of a Discovery Programme to the achievement of Proof of Concept or CAT PoC (as the case may be).

1.72	“Diagnostic Product” has the meaning set out in Clause 15.4.

1.73	“Disclosing Party” has the meaning set out in Clause 20.1.

1.74	“Discovery Initiation Phase” means the period commencing on the Effective Date and ending on the fifth anniversary of the Effective Date or as extended by the Parties by mutual agreement pursuant to Clause 5.11.

1.75	“Discovery Programme” means a programme of work to generate, identify, characterise, select and optimise Antibodies directed against and binding with an Alliance Target up to the point of its successful completion.

1.76	“Discovery Term” means the period from the Effective Date to the date of completion by either or both Parties of all activities in relation to Joint Discovery Programmes and AstraZeneca Discovery Programmes commenced in the Discovery Initiation Phase and otherwise under Clauses 6.1 to 6.5 inclusive and 6.7 and 6.8.

1.77	“Disease Target Product Profile” means profiles for a Product [***], which summarise the areas of unmet need with commercial potential in a specific disease or disease segment and outlines the type of product profile which would be competitive in fulfilling these unmet needs.

1.78	“Distributor” has the meaning set out in Clause 18.13.

1.79	“Dyax” means Dyax Corporation having its principal offices at 300 Technology Square, Cambridge, Massachusetts 02139 USA.

1.80	“Dyax Agreement” means the agreements made between Dyax and CAT dated 31 December 1997 as amended.

1.81	“Effective Date” means the date determined in accordance with Clause 2.3.

1.82	“Europe” means that group of countries comprised of the Member States of the European Union from time to time plus (if they are not Member States) Iceland, Liechtenstein, Norway and Switzerland.

1.83	“Evaluation Experts” has the meaning set out in Clause 5.7.1.

1.84	“Exclusive Antibodies” means those Collaboration Antibodies: (i) identified in a Joint Discovery Programme selected by the RMC as Exclusive Antibodies; (ii) identified in an AstraZeneca Discovery Programme and selected by AstraZeneca as Exclusive Antibodies; and (iii) identified in a CAT Alliance Discovery Programme and selected by CAT as Exclusive Antibodies, which in respect of no Discovery Programme shall exceed [***] in number.

1.85	“Exploit” means to make, have made, manufacture, have manufactured, use, have used, register for Health Approval Registration or have so registered, import or export or have imported or exported, modify, enhance, improve or have modified, enhanced or improved, distribute, promote, market or sell, have distributed, promoted, marketed or sold or otherwise dispose or offer to dispose of, a product or process.

1.86	“Exploitation” means any act of Exploiting a product or process.

1.87	“External Costs” means the cost of all studies or activities performed by a Third Party on behalf of either Party or any of its Affiliates to the extent required in the Target Selection Process or provided for in the Work Plan including consumables required specifically for the purposes of a Work Plan. “External Costs” shall not include payments made to Third Parties in respect of IP Protection Rights,.

1.88	“FDA” means the United States Food and Drug Administration or any successor agency thereof.

1.89	“Final Development” means [***].

1.90	“Final Discovery Data Package” has the meaning set out in Clause 6.5.

1.91	“First Commercial Sale” means the date of the first sale, other than to an Affiliate or Sub-licensee, for monetary value for use or consumption by the general public of a Product in any country after Health Registration Approval for such Product has been obtained in such country, but sales prior to receipt of all Health Registration Approvals necessary to commence regular commercial sales, such as so-called “treatment IND sales,” “named patient sales” and “compassionate use sales,” shall not be construed as a “First Commercial Sale”.

1.92	“Force Majeure Party” means a Party prevented or delayed in its performance under this Agreement by an event of Force Majeure.

1.93	“Force Majeure” has the meaning set out in Clause 26.1.

1.94	“FTE” means with respect to a Party the equivalent of one at least graduate or similarly qualified employee employed by that Party having the requisite skills to fulfil that Party’s obligations under this Agreement and devoting the equivalent hours of a full time employee. For purposes of this Agreement, “full time” shall mean [***] hours per Calendar Year.

1.95	“FTE Costs” mean the cost of FTEs at the FTE Rate.

1.96

“FTE Rate” means the price of a single FTE per Calendar Year. For all Joint Discovery Programmes, Joint Development Programmes and any Final Development of an Alliance Product, the FTE Rate shall be [***] at the Effective Date (the “Alliance FTE Rate”). The Alliance FTE Rate for work to be undertaken by CAT pursuant to a Work Plan in respect of an AstraZeneca Discovery Programme or an AstraZeneca Development Programme shall be [***] (the “FTE Rate for Services”). The FTE Rate reflects the fully burdened internal costs of an FTE, which rate, in any period, shall be the same for employees of AstraZeneca and CAT. It is the intent of both Parties that the FTE Rate shall account for all employee-related compensation, including but not limited to, salaries, wages, bonuses, benefits, profit sharing, share option grants, and any other employment costs, as well as travel, associated subsistence costs, training, recruiting, relocation, general consumables, professional dues and Allocable Overheads. On the 1 January each year, commencing with 1 January 2006, both FTE Rates will be increased by multiplying the FTE Rate applicable on the 31 December in the previous year by the fraction NewRPI/OldRPI, where the NewRPI is the Retail Prices Index for the Calendar Quarter which ended on 31 December immediately preceding the 1 January on which the adjustment is being made and OldRPI is the Retail Prices Index for the Calendar Quarter which ended on 31 December twelve months prior to the 1 January on which the adjustment is being made. Any such increase shall be rounded to the nearest One hundred US Dollars ($100).

1.97	“FTE Schedule” means Schedule 1.97, being a list of the maximum FTE commitment each Party is making to the Alliance during the Discovery Term (excluding the FTE resource available for AstraZeneca Discovery Programmes).

1.98	“Fully Burdened Manufacturing Cost” means a Party’s fully burdened manufacturing cost of a CD or Product in bulk, vialed or finished product form, as the case may be, which shall comprise:

(a)	the cost of goods produced, as determined by the Party(ies) performing (or contracting with a Third Party for) each stage of the manufacturing process in accordance with IAS accounting principles consistently applied by such Party(ies), limited to direct labour and material costs and product quality assurance/control costs as well as applicable Allocable Overhead;

(b)	in the case where manufacture is contracted to a Third Party, any charge rendered by that Third Party covering intellectual property acquisition or use costs (including royalties) as it relates solely to the manufacture of the CD or Product; and

(c)	any other costs borne by the manufacturing Party for transport, customs, clearance and storage of the CD or Product (if necessary) at the request of the other Party (for example, freight, customs, duty and insurance).

1.99	“Gate 1 Target Nomination Criteria” means those minimum criteria set out in Schedule 1.99 being the criteria for acceptance of any Target into the Target Pool.

1.100	“GPT” or “Global Product Team” means the team constituted by AstraZeneca to oversee and plan the development and Exploitation of a CD(s) or Product(s) as further described in Clause 3.13.

1.101	“Handover Schedule” means Schedule 1.101, being the provisions which will apply where a Programme is being transferred to a Party.

1.102	“Head Licences” means any or all of the Dyax Agreements, the Micromet Agreement, the MRC Agreement and the Xoma Agreement.

1.103	“Health Registration Approval” means, with respect to a country, any and all approvals, licences, registrations or authorisations of any Regulatory Authority necessary commercially to distribute, sell or market a Product in such country, including, where applicable, (a) pricing and reimbursement approval in such country, (b) pre- and post-approval marketing authorisations (including any prerequisite manufacturing approval or authorisation related thereto), (c) labelling approval, and (d) technical, medical and scientific licences.

1.104	“IAS” means International Accounting Standards established by the International Accounting Standards Board.

1.105	“Improvement” means any improvement, adaptation, modification or upgrading, and any IP Protection Rights relating thereto.

1.106	[***]

1.107	“IND” means an investigational new drug application filed with, and accepted by, the FDA prior to beginning clinical trials in humans in the USA, or any comparable application filed with the Regulatory Authority of a country or group of countries other than the USA or any successor body thereto prior to beginning clinical trials in humans in that country or in that group of countries.

1.108	“Indemnification Claim Notice” has the meaning set out in Clause 23.3.

1.109	“Indemnified Party” means a Party seeking to recover a Loss under Clause 23.1 or 23.2.

1.110	“Indemnifying Party” means a Party from whom recovery of a Loss is sought under Clause 23.1 or 23.2.

1.111	“Indemnitee” has the meaning set out in Clause 23.3.

1.112	“Indirect Tax” has the meaning set out in Clause 16.2.

1.113	“Initial FTE Schedule” means Schedule 1.113, being a list of FTE commitments each Party is making to the Alliance during the Discovery Term (excluding the FTE resource available for AstraZeneca Discovery Programmes) based on [***] Joint Discovery Programmes in the Lead Isolation and Optimisation Phase [***].

1.114	“Initiation Year” means the period commencing on the Effective Date and ending on the first anniversary thereof and thereafter every period of twelve (12) ending on an anniversary of the Effective Date until the end of the Discovery Initiation Phase.

1.115	“Insolvency Event” in relation to either Party, means any one of the following:

(a)	a notice shall have been issued to convene a meeting for the purpose of passing a resolution to wind up that Party, or such a resolution shall have been passed other than a resolution for the solvent reconstruction or reorganisation of that Party; or

(b)	a resolution shall have been passed by that Party’s directors to seek a winding up or a petition for a winding up shall have been presented against that Party which, in the case of a petition presented against a Party, shall not have been appealed within seven (7) days of having been lodged or such an order shall have been made and shall have been dismissed within thirty (30) days thereafter; or

(c)	a receiver, administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed in respect of that Party or an encumbrancer takes steps to enforce or enforces its security which shall not have been dismissed by a court of competent jurisdiction within thirty (30) days thereafter; or

(d)	(i) a resolution shall have been passed by that Party or that Party’s directors to make an application for an administration order or to appoint an administrator, or (ii) an application for an administration order shall have been made to the court or a notice of appointment of an administrator shall have been filed at the court in respect of that Party, which in the case of such an application made to the court or notice filed with the court, shall not have been appealed within seven (7) days of having been made or filed or such an order or appointment shall have been dismissed within thirty (30) days thereafter; or

(e)	a proposal for a voluntary arrangement shall have been made in relation to that Party under Part I Insolvency Act 1986; or

(f)	a step or event shall have been taken or arisen outside the United Kingdom which is similar or analogous to any of the steps or events listed at (a) to (e) above in the case of AstraZeneca under the US Bankruptcy Code (including a filing under Chapter 11 proceedings) or other relevant laws of the USA which, in the case of a filing made against AstraZeneca, shall not have been appealed within 7 days of having been lodged or such an order shall have been made and dismissed within thirty (3) days thereafter; or

(g)	that Party takes any step (including starting negotiations) with a view to readjustment, rescheduling or deferral of any part of that Party’s indebtedness, or proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of that Party’s creditors or makes or suspends or threatens to suspend making payments to all or some of that Party’s creditors or the Party submits to any type of voluntary arrangement; or

(h)	where that Party is resident in the United Kingdom it is deemed to be unable to pay its debts within the meaning of Section 123 Insolvency Act 1986.

1.116	“Interest” means an annual rate of [***] above the three month LIBOR rate from time to time.

1.117	“IP Protection Rights” means any and all legal means of establishing rights in and to ideas, inventions, discoveries, Know-How, data, databases, documentation, reports, Materials, writings, designs, computer software, processes, principles, methods, techniques and other information, including Patents, trade marks, service marks, trade names, registered designs, design rights, copyrights (including rights in computer software and database rights) and any rights or property similar to any of the foregoing in any part of the world, whether registered or not, together with the right to apply for the registration of any such rights.

1.118	“Joint Development Programme” means a Development Programme which is to be or is being undertaken by the Parties jointly pursuant to Clause 7.1.

1.119	“Joint Discovery Programme” means a Discovery Programme initiated by the Parties jointly pursuant to Clause 6.1.

1.120	“Joint Discovery Project Team” has the meaning set out in Clause 3.16.

1.121

“Know-How” means technical and other information including information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, information relating to Materials, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development), information relating to processes (including manufacturing process including synthesis, specifications and techniques), laboratory records, specifications, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports or summaries and information contained in submissions to and information from ethical committees and Regulatory Authorities and includes any documents containing any of the foregoing. The fact that an item is known to the public shall not be taken to exclude the fact that a compilation including the item, and/or a development relating to the item, is (and remains) not known to the public.

1.122	“Knowledge” means a Party’s and its Affiliates’ understanding in good faith of the relevant facts and information after performing a diligent investigation with respect to such facts and information provided that diligent investigation shall only include those patent searches to investigate validity or freedom to operate that have actually been undertaken by that Party or its Affiliates prior to the Effective Date.

1.123	“Known Third Party Patents” has the means set out in Clause 22.2.4.

1.124	“Lead Isolation and Optimisation Phase” means the activities described in Part A of the Work Plan set out in Schedule 5.8.2A undertaken in order to identify and optimise Antibodies capable of entering Part B of such Work Plan regardless of when such activities are completed.

1.125	“Losses” means any and all liabilities, claims, demands, causes of action, damages, loss and expenses, including interest and reasonable lawyers’ fees and disbursements. In calculating “Losses”, the duty to mitigate on the part of the Party suffering the Losses shall be taken into account.

1.126	“Major Markets” means the United States of America, France, Germany, Italy, Spain, the United Kingdom and Japan.

1.127	“Materials” means any chemical or biological substances including any: (a) organic or inorganic element or compound; (b) nucleotide or nucleotide sequence including DNA and RNA sequences; (c) gene; (d) vector or construct including plasmids, phages, bacterial vectors, bacteriophages and viruses; (e) host organism including bacteria, fungi, algae, protozoa and hybridomas; (f) eukaryotic or prokaryotic cell line or expression system or any development strain or product of that cell line or expression systems; (g) protein including any peptide or amino acid sequence, enzyme, Antibody or protein conferring targeting properties and any fragment of a protein or a peptide enzyme or Antibody; (h) drug or pro-drug; (i) assay or reagent; or (j) any other genetic or biological material or micro-organism.

1.128	“Micromet” means Micromet AG having its principal offices at Staffelseestrasse 2, 81477, Munich, Germany.

1.129	“Micromet Agreement” means the agreement made between Micromet and CAT dated 3 September 2003.

1.130	“MRC” means the Medical Research Council.

1.131	“MRC Agreement” means the licence agreement made between the MRC and CAT dated 7 January 1997.

1.132

“Net Sales” means in relation to a particular Product (including a Combination Product) the gross invoiced amount of sales of that Product by a Party and its Affiliates and Sub-licensees to Third Parties (including Distributors) after deduction of (a) normal and customary trade, quantity or prompt settlement discounts (including chargebacks and allowances) actually allowed; (b) amounts repaid or credited by reason of rejection, returns or recalls of goods, rebates or bona fide price reductions determined by such Party or its Affiliates or Sub-licensees in good faith; (c) rebates and similar payments made with respect to sales paid for by any governmental or Regulatory Authority such as, by way of illustration and not in limitation of the Parties’ rights hereunder, federal or state Medicaid, Medicare or similar state programme in the United States or equivalent governmental programme in any other country; (d) any invoiced amounts which are not collected by such Party or its Affiliates or Sub-licensees and which are written off as bad debts (deductions pursuant to this subsection (d) shall be taken in the Calendar Quarter in which the write off occurs); and (e) excise taxes, Indirect Taxes, customs duties, customs levies and import fees imposed on the sale, importation, use or distribution of the Products. [***]. Net Sales shall be calculated using such Party’s internal audited systems used to report such sales in accordance with IAS.

1.133	“Next Start” has the meaning set out in Clause 5.9.2.

1.134	[***].

1.135	“Option Point 1” means the point at which the Parties decide whether there should be an AstraZeneca Opt-out at CDTP or a CAT Opt-out at CDTP pursuant to Clause 6.17.

1.136	“Option Point 2” means the point at which the Parties decide whether there should be an AstraZeneca Opt-out at PoC or a CAT Opt-out at PoC pursuant to Clause 7.13.

1.137	“Other Technology Infringement Suit” has the meaning set out in Clause 19.18.

1.138	“Parties” means AstraZeneca and CAT and “Party” means either of AstraZeneca or CAT, but shall not include CAT plc save for the purposes of Clause 40.

1.139

“Patent(s)” means (a) all national, regional and international patents and patent applications, including provisional patent applications, (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from any of these, including divisionals, continuations, continuations-in-part, provisionals, converted provisionals, and continued prosecution applications, (c) any and all patents that have issued or in the future issue from the foregoing patent applications (a) and (b), including author certificates, inventor certificates, utility models, petty patents and design patents and certificates of invention, (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications (a), (b) and (c), and (e) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

1.140	“Patent Filing Strategy” means the patent filing strategy set out in Schedule 1.140.

1.141	“Payments” has the meaning set out in Clause 16.1.

1.142	“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organisation, including a government or political subdivision, department or agency of a government.

1.143	“Phage Display” means the technology, process or methodology involving the use of: (i) any collection or library of polynucleotide sequences which encodes more than one Antibody and which is contained in filamentous bacteriophage and/or bacteriophage or phagemid cloning vectors; or (ii) any collection or library of bacteriophage wherein an Antibody is expressed as a fusion protein comprising an Antibody and an outer surface pIII or pVIII polypeptide of a bacteriophage.

1.144	“Phase I Clinical Trial” means a human clinical trial to establish the safety of a Product for suitability for further clinical trials.

1.145	“Phase III Clinical Trial” means a large scale, pivotal, multi-centre, human clinical trial to be conducted in a number of patients estimated to be sufficient to primarily establish efficacy of a Product in the medical indication being investigated and at a standard suitable to obtain a Health Registration Approval in a Major Market (excluding dose ranging studies).

1.146	“Prioritised Alliance Target” means an Alliance Target designated as a Prioritised Alliance Target pursuant to Clause 5.8.1.

1.147	“Product” means a product suitable for human diagnostic, therapeutic or prophylactic applications, which contains as an active ingredient a Candidate Drug.

1.148	“Programme” means a Discovery Programme, Development Programme or a Final Development of Product.

1.149	“Programme Budget” means the anticipated Programme Costs of undertaking a Joint Discovery Programme, a Joint Development Programme or the Final Development of an Alliance Co-Funded Product as agreed or set by the RMC or a GPT pursuant to Clauses 5.9.2, 6.16 and 7.3.

1.150	“Programme Costs” means the costs to be incurred in carrying out the Target Selection Process or a Programme, comprising the FTE Costs, External Costs and Fully Burdened Manufacturing Costs but always excluding capital expenditure save as specifically included in any of the foregoing items of cost, and always including, subject to Clause 13.6.1, Target Licence Fees.

1.151	“Proof of Concept” or “PoC” means: (i) in respect of a particular CD which is the subject of a Joint Development Programme that point in time at which the GPT must [***] before it may initiate any Phase III Clinical Trial or other clinical trials of a pivotal nature or make any BLA filing; and (ii) in respect of a particular CD which is the subject of an AstraZeneca Development Programme the criteria set by AstraZeneca for the successful conclusion of an AstraZeneca Development Programme.

1.152	“Receiving Party” has the meaning set out in Clause 20.1.

1.153	“Regulatory Authority” means the governmental or other authorities in a country responsible for the regulation, registration and approval of pharmaceutical products, including the grant of Health Registration Approvals.

1.154	[***]

1.155	“Research Management Committee” or “RMC” means the joint committee established by the Parties pursuant to Clause 3.4.

1.156	“Results” means the AstraZeneca Results, the CAT Results and the Target Results.

1.157	“Retail Prices Index” or “RPI” means the index of all prices published as the Retail Prices Index by the UK Office of National Statistics and, if the RPI is no longer published the nearest equivalent to the RPI shall be used.

1.158	“Ribosome Display” means a technology process or methodology whereby Antibodies and Antibody genes are cloned, expressed, produced and screened in vitro involving a step where such Antibodies are tested for binding to antigen when such Antibodies are attached to coding RNA and to ribosomes.

1.159	“Ribosome Display Materials” means any Materials relating to Ribosome Display.

1.160	“Ribosome Display Optimisation Services” means the use of Ribosome Display by CAT to optimise Antibodies originating from the CAT Antibody Library.

1.161	“Significant Activity” means [***].

1.162	Subscription Agreement” means an agreement of even date herewith made between AstraZeneca and CAT plc pursuant to which AstraZeneca shall subscribe for a certain number of shares in CAT plc.

1.163	“Sub-licensee” has the meaning set out in Clause 18.12.

1.164	“Target” means [***].

1.165	“Target Evaluation Data Package” has the meaning set out in Clause 5.7.2.

1.166	“Target Evaluation Work” means the work described in Clause 5.7.2.

1.167	“Target Know-How” means the Know-How Controlled or owned by a Party and disclosed to the other Party under Clause 5.2 relating to a particular Target which may include the biological rationale for working on the Target, Know-How relating to the commercial feasibility of working on the Target including competitive analyses and top line intellectual property issues relating to the Target.

1.168	“Target Licence” means a licence granted to a Party under any Third Party Target Patents.

1.169	“Target Licence Fees” means all licence fees including signature, up-front and milestone payments payable to a Third Party in respect of a Target Licence, but excluding royalties.

1.170	“Target Pool” means the pool of Targets identified by the Parties pursuant to Clause 5.4.

1.171	“Target Results” means all Know-How and Materials together with any IP Protection Rights pertaining to either of the foregoing that are discovered, conceived, reduced to practice or otherwise generated through work performed in relation to the Target Selection Process (including the Target Evaluation Data Package and other Know-How or Materials resulting from the Target Evaluation Work or any Target Validation Work) by or on behalf of either Party or the Parties jointly but shall exclude any Patent claiming the generic composition of matter of an Antibody which binds with and is directed to the relevant Target.

1.172	“Target Selection Process” means the activities set out in Clause 5 leading to the identification and agreement by RMC of a Target to form the subject of a Joint Discovery Programme, including Target Evaluation Work and Target Validation Work.

1.173	“Target Selection Committee” means the committee established by the RMC under Clause 3.8.

1.174	“Target Validation Work” means the work described in Clause 5.7.5.

1.175	“Term” means the period beginning on the Effective Date and continuing until the earlier of the date upon which this entire Agreement expires by its terms or is terminated in accordance with Clause 25.

1.176	“Third Party Claim” means AstraZeneca Third Party Claims or CAT Third Party Claims as the case may be.

1.177	“Third Party Licence Fees” means all licence fees including signature, upfront and milestones payments, payable to the Third Party under a licence for a Third Party Patent, but excluding royalties.

1.178	“Third Party Target Patent” means any Patent owned by a Third Party claiming (i) the composition of matter of a Target; or (ii) the use of a particular Target to discover Antibodies directed against and binding with such Target; or (iii) the development or commercialisation of Antibodies directed against and binding with a particular Target; or (iv) the modulation of the activity of a particular Target for the diagnosis, treatment or prevention of a disease or diseases in humans or animals.

1.179	“Third Party” means any Person not including the Parties, the Parties’ respective Affiliates or its Sub-licensees.

1.180	“TPP” means the Target Product Profile which is set by the relevant GPT and which summarises the key attributes and claims for a Product which the GPT aims to deliver at launch.

1.181

“Valid Claim” means, with respect to a particular country, either: (a) a claim of a pending patent application, which claim was filed and is being prosecuted in good faith and has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application, provided that such claim has not been pending for more than eight (8) years; or (b) any claim of a granted and unexpired patent in such country that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal, and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

1.182	“Work Plan” means the plan for the conduct of a Discovery Programme, a Development Programme or a Final Development of a Product as agreed or set by a Party, the RMC or a GPT pursuant to Clauses 5.9.2, 6.8, 6.16, 7.3 and 7.6.4 respectively outlining such Programme and each Party’s responsibilities, including the allocation of FTEs by the Parties.

1.183	“Xoma” means Xoma Ireland Limited, having its principal offices at Shannon Airport House, Shannon, County Clare, Ireland.

1.184	“Xoma Agreement” means the Licence Agreement made by and between Xoma and CAT dated 22 December 2002, a redacted form of which is set out in Schedule 1.184.

1.185	“XOMA Notice” means the notice set out in Schedule 2.4 of the Xoma Agreement and which is attached here in Schedule 1.185.

Interpretation

Except where the context requires otherwise, whenever used the singular includes the plural, the plural includes the singular, the use of any gender is applicable to all genders and the word “or” has the inclusive meaning represented by the phrase “and/or.” Whenever this Agreement refers to a number of days, unless otherwise specified, such number refers to calendar days. The headings of this Agreement are for convenience of reference only and do not define, describe, extend or limit the scope or intent of this Agreement or the scope or intent of any provision contained in this Agreement. The term “including” or “includes” as used in this Agreement means including, without limiting the generality of any description preceding such term. The wording of this Agreement shall be deemed to be the wording mutually chosen by the Parties and no rule of strict construction shall be applied against any Party. Whenever the word disease is used in this Agreement it shall be taken to include any disease, ailment or condition, and condition shall be taken to have a wide meaning to include, a habit, physiological state or predisposition to a disease.

2.	Conditions Precedent

2.1	The coming into force and effect of this Agreement is conditional on the satisfaction or waiver of all conditions precedent contained in Clause 2.1 of the Subscription Agreement, on or before 31 December 2004, or such later date as may be agreed between CAT plc and AstraZeneca pursuant to Clause 2.5 of the Subscription Agreement.

2.2	If the condition in Clause 2.1 above has not been satisfied by 31 December 2004 (or such later date as may be agreed between CAT plc and AstraZeneca pursuant to Clause 2.5 of the Subscription Agreement), this Agreement shall thereupon become null and void.

2.3	The Effective Date shall be the date on which Admission (as defined in the Subscription Agreement) has become effective.

3.	Management of the Alliance

3.1	Establishment and Responsibilities of ASC. The Parties shall within twenty-eight (28) days of the Effective Date establish an Alliance steering committee (the “ASC”) to oversee the initiation, planning and performance of all discovery and development aspects of the Alliance (including Final Development of Alliance Co-Funded Products). In particular, the responsibilities of the ASC shall include:

3.1.1	At its first meeting after the Effective Date and thereafter once each Initiation Year, no later than the end of September in each Initiation Year, the ASC shall meet to determine [***] the disease indications which should form the subject or objective of Joint Discovery Programmes to be commenced during the first and subsequent Initiation Years (“Alliance Discovery Goals”) which disease indications reflect:

(a)	the Disease Target Product Profiles [***] at the Effective Date and as they change thereafter; and

(b)	a balanced portfolio of indications to pursue in such Joint Discovery Programmes provided that the Alliance Discovery Goals shall not include the discovery of diagnostics independently but only in conjunction with a therapeutic application.

3.1.2	otherwise reviewing and recommending to the Parties changes in the strategic direction of the Alliance and its scope or structure;

3.1.3	reviewing progress and receiving update reports on all Joint Discovery Programmes, AstraZeneca Discovery Programmes, Joint Development Programmes and Final Development of any Alliance Co-Funded Product;

3.1.4	resolving disputes arising from: (i) the RMC; and (ii) GPTs which have management of Joint Development Programmes and Alliance Co-Funded Products that are expressed to be subject to resolution by the ASC;

3.1.5	appointing additional committees and/or working groups from time to time as needed to facilitate the Alliance;

3.1.6	approving the proposed terms of out-licences to be granted by CAT under Clauses 6.17.2(d), 7.2.2, 7.13.2(b) and 9.5; and

3.1.7	any other matters which this Agreement requires to be resolved or managed by the ASC.

3.2

Formation and Running of ASC. The ASC shall consist of six (6) members with the requisite experience and authority to enable them to make decisions on behalf of the Parties with respect to the Alliance (the “ASC Members”), with equal numbers appointed by each Party, which shall include a chairman to be designated by AstraZeneca. The initial members appointed by AstraZeneca will be [***], [***] and [***]. The initial members appointed by CAT will be [***], [***] and [***]. Each Party shall have the right to replace its respective ASC representatives upon written notice to the other Party, provided that any such substitute representative shall have substantially the equivalent experience and authority as the representative that such person replaces, it being recognised by the Parties that as the Alliance progresses the experience of the ASC Members may change from discovery experience to development experience. The ASC may invite employees of AstraZeneca or CAT from time to time to be “ad hoc” members of the ASC at the discretion of the Chairman of the ASC. The ASC shall be run in accordance with the following provisions:

3.2.1	The ASC shall have its first meeting within twenty-eight (28) days after the Effective Date, and thereafter shall hold regular meetings at intervals of not more than six (6) months with one such meeting being held during the four (4) weeks prior to the end of September in each Initiation Year. The venue for the first meeting of the ASC shall be at AstraZeneca’s facilities, unless otherwise agreed by the ASC Members. Thereafter, the venue for each meeting of the ASC shall alternate between AstraZeneca’s facilities and CAT’s facilities, or such other locations as may be agreed upon by the ASC Members. Except for the first meeting of the ASC which shall be a face-to-face meeting, meetings of the ASC may be held as a teleconference or video conference, provided that the ASC shall hold at least one face-to-face meeting during each Calendar Year.

3.2.2	The ASC shall schedule its meetings so that they fall no more than twenty-one (21) days after meetings of the RMC to enable efficient resolution of any dispute arising from such meetings. In addition, special meetings of the ASC may be called by any ASC Member upon written request to the then current chairman of the ASC.

3.2.3	All decisions by the ASC shall be made by unanimous vote of a quorum of the ASC Members with each Party having one (1) vote. [***]. The presence of at least two (2) ASC Members of the ASC representing each Party shall constitute a quorum.

3.2.4	At least twenty one (21) days prior to each regularly scheduled meeting of the ASC, written notice shall be given to each ASC Member by the chairman of the ASC. Ad hoc or special meetings of the ASC may be scheduled on shorter notice.

3.2.5	The chairman of the ASC shall set meeting agendas for the ASC, which shall include any matter requested by either Party to be included. Such agendas shall be circulated to all ASC Members at least five (5) business days prior to the date of the relevant meeting. The ASC chairman shall be responsible for recording, preparing and within five (5) business days issuing draft minutes of the ASC meetings, which draft minutes shall be reviewed, modified and approved in writing by the ASC Members within five (5) business days. Such minutes shall record all proposed decisions and all actions recommended or taken.

3.3	Decision-making. The ASC shall have final decision making authority on behalf of the Parties and their Affiliates with respect to all matters within the jurisdiction of the RMC and the GPTs, which are referred to the ASC for resolution. The ASC shall exercise this authority in good faith and in accordance with the terms of this Agreement, and any decision by the ASC on such matters made in accordance with this Clause 3.3 shall be binding upon the Parties. The ASC Members shall use their reasonable endeavours to reach agreement on any and all matters to be determined or resolved by the ASC. In the event that agreement on a matter cannot be reached within thirty (30) days, the matter shall be resolved as follows:

3.3.1	To the extent that any dispute relates to the Target Selection Process or the initiation or conduct of a Joint Discovery Programme, (including its initiation or termination, the Work Plan to be undertaken, the Programme Budget [***] for such Joint Discovery Programme or the CDTP to be applied), as set out in Clauses 5.2, 5.3, 5.4, 5.5, 5.6, 5.7, 5.8, 5.9, [***].

3.3.2	To the extent that any dispute relates to a matter other than one set out in Clause 3.3.1, it shall be referred to the Chief Executive of AstraZeneca and the Chief Executive of CAT for resolution. [***]. The Chief Executives [***] shall meet within thirty (30) days of the referral of the dispute to them. [***]. Any final decision reached by the said senior managements of the Parties shall be in writing and shall be conclusive and binding on the Parties.

3.4	Establishment and Responsibilities of RMC. The Parties shall within twenty-eight (28) days of the Effective Date establish a research management committee (the “RMC”) to oversee the Target Selection Process and the initiation, planning and performance of all Joint Discovery Programmes and AstraZeneca Discovery Programmes. In particular, the responsibilities of the RMC or sub-committees shall include:

3.4.1	establishment and management of the Target Selection Committee and resolution of any disputes arising from the Target Selection Committee;

3.4.2	agreeing any amendment to the Gate 1 Target Nomination Criteria;

3.4.3	approving proposals by the Target Selection Committee for (i) Targets to become Prioritised Alliance Targets and (ii) the rejection of Targets from the Target Pool;

3.4.4	approving the Work Plan, CDTP, Programme Budget and [***] for a Joint Discovery Programme in relation to each Prioritised Alliance Target prepared by the Joint Discovery Project Team appointed by the RMC pursuant to Clause 5.8.2 and determining the start date of each such Joint Discovery Programme;

3.4.5	considering and commenting on but not approving the Work Plan, CDTP, programme budget and [***] for each AstraZeneca Discovery Programme;

3.4.6	approving the selection and appointment of Third Party service providers in respect of Joint Discovery Programmes;

3.4.7	the review, revision, approval, supervision and termination of Joint Discovery Programmes, and reviewing reports on progress of AstraZeneca Discovery Programmes;

3.4.8	ensuring timely and appropriate filing of Collaboration Patent applications by AstraZeneca;

3.4.9	management of Joint Discovery Project Teams responsible for Joint Discovery Programmes and resolution of any disputes arising from Joint Discovery Project Teams;

3.4.10	supervising and directing Joint Discovery Project Teams responsible for AstraZeneca Discovery Programmes [***];

3.4.11	determining CDTP-Matching for Joint Discovery Programmes;

3.4.12	appointing additional committees and/or working groups from time to time as needed to facilitate the Alliance during the Discovery Term;

3.4.13	reporting on progress of the Target Selection Process and of each specific Discovery Programme to the ASC no later than fourteen (14) days prior to each meeting of the ASC;

3.4.14	any other matters which this Agreement requires to be resolved or managed by the RMC.

3.5

Formation and Running of RMC. The RMC shall consist of six (6) members with the requisite experience and authority to enable them to make decisions on behalf of the Parties with respect to the Alliance (the “RMC Members”), with equal numbers appointed by the respective Party, which shall include a chairman to be designated by CAT. Each Party shall have the right to replace its respective RMC Members upon written notice to the other Party, provided that any such substitute representative shall have substantially the equivalent experience and authority as the representative that such person replaces. The chairman of the Target Selection Committee shall be one of the six (6) RMC Members. The RMC may invite employees of AstraZeneca or CAT from time to time to be “ad hoc” members of the RMC, at the discretion of the chairman of the RMC. The RMC shall be run in accordance with the following provisions:

3.5.1	The RMC shall have its first meeting within twenty-eight (28) days after the first ASC meeting, and thereafter shall hold regular meetings at intervals of not more than three (3) months. The venue for the first meeting of the RMC shall be at CAT’s facilities, unless otherwise agreed by the RMC Members. Thereafter, the venue for each meeting of the RMC shall alternate between AstraZeneca’s facilities and CAT’s facilities, or such other locations as may be agreed upon by the RMC Members. Except for the first meeting of the RMC which shall be a face-to-face meeting, meetings of the RMC may be held as a teleconference or video conference, provided that the RMC shall hold at least one face-to-face meeting during each Calendar Year. In addition, special meetings of the RMC may be called by any RMC Member upon written request to the then current chairman of the RMC.

3.5.2	All decisions by the RMC shall be made by unanimous vote of a quorum of the RMC Members with each Party having one (1) vote. [***]. The presence of at least two (2) RMC Members representing each Party shall constitute a quorum.

3.5.3	At least twenty one (21) days prior to each regularly scheduled meeting of the RMC, written notice shall be given to each RMC Member by the chairman of the RMC. Ad hoc or special meetings of the RMC may be scheduled on shorter notice.

3.5.4

The chairman of the RMC shall set meeting agendas for the RMC, which shall include any matter requested by either Party to be included. Such agendas shall be circulated to all RMC Members at least five (5) business days prior to the date of the relevant meeting. The RMC chairman shall be responsible for recording, preparing and within five (5) business days issuing draft minutes of the RMC meetings, which draft minutes shall be reviewed, modified and approved in writing by the RMC Members within five (5) business days. Such minutes shall record all proposed decisions and all actions recommended or taken including a copy of progress reports provided to the ASC pursuant to Clause 3.4.13.

3.6	Decision-making. The RMC shall endeavour to reach consensus on all matters brought before it with each Party having a single vote, irrespective of the number of representatives actually in attendance at a meeting provided, however, that, (i) in the event the RMC is unable to resolve an outstanding matter before it at a meeting either Party may refer such matter to the ASC for resolution or consideration (subject always to the provisions of Clause 3.3.1) by requesting it be included on the relevant ASC agenda; and (ii) [***]

3.7	Dissolution of RMC. Following the termination or expiry of the Discovery Term the RMC shall be dissolved.

3.8	Establishment and Responsibilities of Target Selection Committee. The RMC shall within twenty-eight (28) days of its own establishment, establish a Target Selection Committee to oversee and manage the Target Selection Process. In particular, the responsibilities of the Target Selection Committee shall include:

3.8.1	agreement of the Targets initially to be included, or substituted, in the Target Pool from time to time during the Discovery Initiation Phase; and

3.8.2	preparing the Target Evaluation Data Package.

3.9

Formation and Running of Target Selection Committee. The Target Selection Committee shall consist of six (6) members with the requisite experience and authority to enable them to make decisions on behalf of the Parties with respect to the Alliance (“TSC Members”), with equal numbers appointed by each Party from amongst its Evaluation Experts under Clause 5.7.1 and with one type only of each Evaluation Expert and with the chairman of the Target Selection Committee being designated by

AstraZeneca. Each Party shall have the right to replace its respective TSC Members upon written notice to the other Party, provided that any such substitute representative shall have substantially the equivalent experience and authority as the representative that such person replaces and that such substitute is one of the Evaluation Experts. The Target Selection Committee may invite employees of AstraZeneca or CAT from time to time to be “ad hoc” members of the Target Selection Committee, at the discretion of the chairman of the Target Selection Committee.

3.10	Decision - Making. The Target Selection Committee shall endeavour to reach consensus on all matters brought before it with each Party having a single vote, irrespective of the number of representatives actually in attendance at a meeting provided, however, that in the event the Target Selection Committee is unable to resolve an outstanding matter, either Party may refer such matter to the RMC for resolution.

3.11	Dissolution of Target Selection Committee. Following the termination or expiry of the Discovery Initiation Phase, the Target Selection Committee shall be dissolved.

3.12	Establishment and Responsibilities of GPT. During the course of each Joint Discovery Programme or AstraZeneca Discovery Programme AstraZeneca shall establish one or more Global Product Teams (“GPT”) to oversee and manage the initiation, planning and performance of each Joint Development Programme (as specified in Clause 6.16), AstraZeneca Development Programme and the Final Development, [***] and Exploitation of Alliance Products and AstraZeneca Products. A GPT will have responsibility for the for the relevant Product, including [***]. A GPT may have responsibility for one or more such Development Programmes or Final Developments.

3.13	Establishment and Running of GPT.

3.13.1	General. A GPT shall be constituted [***]

3.13.2	CAT Representation. CAT shall be entitled to appoint to each GPT with responsibility for any Joint Development Programme or the Final Development of an Alliance Co-Funded Product [***] with the requisite experience and authority to enable them to make decisions on behalf of CAT with respect to matters within the remit of the relevant GPT. CAT shall have the right to nominate [***] from time to time to reflect the more particular functions being undertaken by that GPT at that time. The GPT will assign specific tasks to satellite teams and a CAT employee(s) may be appointed by the GPT to be a member of, or lead, one or more satellite teams. The GPT may invite employees of AstraZeneca or CAT from time to time to be “ad hoc” members of the GPT, at the discretion of the chairman of the GPT. In the event that the relevant GPT has responsibility for more than one product, the CAT [***] shall only be entitled to attend those parts of the meeting which relate directly to the Joint Development Programme or the Final Development of an Alliance Co-Funded Product in respect of which [***] been appointed. Each such GPT shall meet at least once in each calendar month and the chairman of each GPT will be appointed by AstraZeneca. CAT’s involvement in a GPT shall cease once the relevant Programme ceases to be a Joint Development Programme or the relevant Alliance Co-Funded Product ceases to be an Alliance Co-Funded Product or the Final Development of the Alliance Co-Funded Product is completed. CAT acknowledges that information discussed and disclosed to CAT in a GPT constitute the trade secrets of AstraZeneca and is of particular commercial sensitivity. Any use of such information by CAT for any purpose other than the development of the relevant Product or disclosure to or use by any Third Party would be damaging to AstraZeneca’s interests.

3.13.3	GPT other Responsibilities. AstraZeneca may give to a GPT responsibility for products in addition to an Alliance Product or an AstraZeneca Product.

3.14	Decision-making. With respect to those GPTs on which CAT has [***] pursuant to Clause 3.13.2, the GPT shall endeavour to reach consensus on all matters brought before it. Any dispute arising between the Parties in relation to the activities of such GPT, or arising from any meeting of such GPT, shall be referred to the ASC.

3.15	Alliance Management. Each Party will, from its ASC Members, appoint a person who shall oversee contact between the Parties for all matters related to the Alliance between ASC meetings (the “Alliance Manager”).

3.16	Joint Discovery Project Teams. In respect of each Prioritised Alliance Target and the subsequent Joint Discovery Programme, the RMC shall establish a team (the “Joint Discovery Project Team”) in accordance with the provisions of Clause 5.8.2, consisting of appropriately skilled employees of each Party. The RMC shall determine the composition, size, membership and leadership of each Joint Discovery Project Team.

3.17	Obligations of Committees. Where any of the committees or teams mentioned in this Clause 3 are required by this Agreement to carry out a task, such requirement shall be construed as an obligation on the Parties to procure that their members on the committee or team carry out such task. Any information disclosed to a committee or team shall be deemed to have been disclosed to the Parties.

3.18	Interim Review. [***] after the Effective Date, the Chief Executive of AstraZeneca, or his nominee who shall be of at least Executive Vice-President status within AstraZeneca, and the Chief Executive of CAT shall meet to review and discuss progress in the Alliance.

4.	Alliance Objectives [***]

4.1	Alliance Objectives. The Parties acknowledge that the objective of the Alliance is to generate, identify, select, optimise, develop and commercialise products consisting of Antibodies against Targets for therapeutic and prophylactic purposes in order to meet the Alliance Discovery Goals. The Parties intend that within [***] of the Effective Date and thereafter at all times in each Initiation Year there are [***] Joint Discovery Programmes in their Lead Isolation and Optimisation Phase running in parallel and with the intent that as soon as practicable following the completion of the Lead Isolation and Optimisation Phase or earlier termination of a Joint Discovery Programme another Joint Discovery Programme is commenced as specified more particularly in Clauses 6.1 and 6.4. Joint Discovery Programmes which have started, but have not completed, at the end of the Discovery Initiation Phase will continue under the terms of this Agreement until they are completed or terminated during the Discovery Term. [***] may, on [***] written notice, require the RMC, with effect from the second anniversary of the Effective Date, to increase the number of Joint Discovery Programmes that are running in parallel in their Lead Isolation Phase to a maximum of [***] Joint Discovery Programmes which are in the Lead Isolation and Optimisation Phase provided always that [***] will use reasonable commercial efforts to increase the number of Joint Discovery Programmes running in this way within [***] after notice is given.

4.2	[***]

4.3	Review. Through the ASC the Parties shall keep the core obligations in this Clause 4 under continuous review and shall direct the RMC, Target Selection Committee and other relevant bodies to take such actions as may be necessary for the core obligations to be satisfied.

4.4	No Termination Right. Nothing in this Clause 4 shall give either Party the right to terminate this Agreement for breach of this Clause 4.

5.	Target Selection Process

5.1	Alliance Discovery Goals. The ASC shall set the Alliance Discovery Goals for each Initiation Year in accordance with Clause 3.1.1. Once the Alliance Discovery Goals have been determined by the ASC, the RMC and the Target Selection Committee will, in accordance with Clause 4, ensure that the Target Selection Process and initiation of Joint Discovery Programmes are conducted in a manner consistent with such Alliance Discovery Goals during the Initiation Year in question.

5.2

Target Identification. The Parties shall each identify and discuss Targets which have the potential to form the subject of Joint Discovery Programmes which would lead to products meeting the Alliance Discovery Goals. In such discussions, the Parties may disclose Target Know-How to each other. The Parties may also generate new Know-How concerning a Target, which will be considered as Target Results. The Parties shall disclose or generate sufficient information to (i) enable the CAT Gatekeeping Procedure to be applied; and (ii) enable the Target Selection Committee to determine if the Targets meet the Gate 1 Target Nomination Criteria. These activities shall be overseen and directed by the Target Selection Committee.

5.3	CAT Gatekeeping Procedure. The Parties will jointly select those Targets which are of interest to them as candidates for the Target Pool, and CAT shall apply the CAT Gatekeeping Procedure. The CAT Gatekeeping Procedure shall take up to [***] and CAT shall inform AstraZeneca whether a Target is available [***] or not available.

5.4	Nomination of Targets into the Target Pool. In respect of those Targets which the CAT Gatekeeping Procedure identifies as available, the Target Selection Committee shall identify proposed candidates for the Target Pool. Only those Targets which satisfy the Gate 1 Target Nomination Criteria shall be eligible for entry into the Target Pool. In identifying potential Targets which meet the Gate 1 Target Nomination Criteria, the Parties may disclose Target Know-How or generate new Know-How (which new Know-How shall be considered as Target Results). Of the Targets which meet the Gate 1 Target Nomination Criteria, the Target Selection Committee shall jointly select those which shall enter the Target Pool. If the CAT Gatekeeping Procedure reveals that the Target is available [***] it shall enter the Target Pool [***]. These activities shall be overseen and directed by the Target Selection Committee and any disputes shall be referred to the RMC.

5.5	Size and Content of Target Pool. The Target Pool will at any time during the following periods within the Discovery Initiation Phase have the following maximum sizes:

Initiation Year	Applicable Maximum Targets
First Initiation Year	[***]

Second Initiation Year	[***]

Third Initiation Year	[***]

Fourth Initiation Year	[***]

Fifth Initiation Year	[***]

If at any time for any reason the size of the Target Pool is less than the maximum, the Parties will apply the procedures in Clauses 5.2 to 5.4 to include new Targets into the Target Pool. The Parties will also use the procedures in Clauses 5.2 to 5.4 to identify substitutions for the Targets in the Target Pool at any time, including when Targets have been rejected from the Target Pool by the Target Selection Committee or the RMC. At the end of the fifth Initiation Year, all remaining Alliance Targets in the Target Pool in respect of which a Discovery Programme has not been initiated shall cease to be considered Alliance Targets. [***].

5.6	[***] and Unavailable Targets.

5.6.1	[***]

5.6.2	Unavailable Targets. The Target Pool may not include any Target which a Party has exclusively committed to a Third Party.

5.7	Target Evaluation.

5.7.1	The Target Selection Committee shall select Targets from the Target Pool on which to perform Target Evaluation Work. Each Party shall allocate an expert in each of the following areas (the “Evaluation Experts”) to evaluate Targets: pharmacology, antibody and screening technology, clinical, commercial, intellectual property and safety.

5.7.2	The Evaluation Experts shall evaluate such Targets for their suitability to form the subject of a Discovery Programme and discuss their findings with the corresponding Evaluation Expert from the other Party. The Evaluation Experts will give the Targets a score for suitability against each criteria mentioned in Clause 5.7.1. The Evaluation Experts for each criteria shall prepare a joint report of their findings. The reports of all the Evaluation Experts shall be compiled together into a composite report on the Target, which shall constitute the “Target Evaluation Data Package”. The Target Evaluation Data Package may also include recommendations for further Target Evaluation Work to be conducted if the relevant Target is nominated as a Prioritised Alliance Target.

5.7.3	The Target Selection Committee shall oversee and direct the Target Evaluation Work. The costs of the Target Evaluation Work shall be shared by the Parties in accordance with Clause 13.3. The Target Selection Committee may at any time reject a Target from the Target Pool before a Target Evaluation Data Package has been completed in respect of such Target.

5.7.4	Each member of the Target Selection Committee shall be an Evaluation Expert.

5.7.5	The Target Selection Committee may call upon the Parties to carry out Target Validation Work to assist the Target Evaluation Work. Target Validation Work will consist of scientific exploration of a Target’s biology and shall include laboratory and desk based research. The Initial FTE Schedule includes the resources available for Target Validation Work.

5.7.6	The Target Selection Committee shall consider the Target Evaluation Data Package for each Target and shall decide upon a recommendation to the RMC in respect of that Target. The recommendation shall be either: (i) to designate the Target as a Prioritised Alliance Target; (ii) to reject the Target from the Target Pool; or (iii) to return the Target to the Target Pool for consideration at a later date.

5.8	Prioritised Alliance Targets.

5.8.1	The RMC shall consider the recommendation of the Target Selection Committee prepared in accordance with Clause 5.7.6, and the relevant Target Evaluation Data Package. The RMC shall decide, in respect of each Target, whether to:

(a)	designate it as a Prioritised Alliance Target;

(b)	reject it from the Target Pool, in which case it shall cease to be an Alliance Target; or

(c)	return it to the Target Pool.

5.8.2	Upon designation of a Prioritised Alliance Target, the RMC will appoint a Joint Discovery Project Team, drawing on the FTE resource, which shall prepare a Work Plan, Programme Budget, [***] and CDTP for a Joint Discovery Programme in respect of such Prioritised Alliance Target. The objective of each Work Plan will be to identify, select and optimise Antibodies that match the CDTP agreed for the Target in question. The Work Plan shall be substantially in the form set out in Schedule 5.8.2A and cover all of the activities to be performed by the Parties during the Joint Discovery Programme. The CDTP for Antibodies generated pursuant to the Work Plan shall be substantially in the form set out in Schedule 5.8.2B and shall be aligned to meet the needs of the relevant Disease Target Product Profile. The Programme Budget shall include details of the Programme Costs to be incurred in carrying out the relevant Work Plan.

5.8.3	The RMC may also require the Target Selection Committee to perform further Target Evaluation Work on the Prioritised Alliance Target which would enhance its potential as a subject for a Joint Discovery Programme.

5.8.4	On completion of the work mentioned in Clause 5.8.2 and 5.8.3, the Target Selection Committee will submit the completed Work Plan,

CDTP Programme Budget and [***] to the RMC together with a risk resolution plan which will identify and describe the key risks associated with initiating a Joint Discovery Programme in respect of that Target.

5.9	Preparation for Joint Discovery Programmes.

5.9.1	The RMC will review the Work Plan, CDTP, Programme Budget and [***] and report prepared by the Target Selection Committee pursuant to Clause 5.8.4 for each Prioritised Alliance Target.

5.9.2	Following the review set out in Clause 5.9.1, in respect of each such Prioritised Alliance Target, the RMC shall decide whether:-

(a)	to designate it as a candidate for a Joint Discovery Programme, in which case the RMC shall approve the Work Plan, CDTP, Programme Budget and [***] for the Joint Discovery Programme and rank it in order of those Joint Discovery Programmes next to be started. The first ranked such Joint Discovery Programme shall be known as the “Next Start”;

(b)	to reject it from the Target Pool, in which case it shall cease to be an Alliance Target; or

(c)	to return it to the Target Pool.

If the RMC cannot agree on which of the above options to adopt, the Target in question shall be considered a “Blocked Target”. A Blocked Target remains in the Target Pool, but does not count towards the maximum number in the Target Pool. Subject always to Clause 6.7, neither Party shall conduct any discovery or development work on a Blocked Target.

5.10

Continuous Nature of Process. The processes and work described in Clauses 5.2 to 5.9 above shall continue throughout the Discovery Initiation Phase, to ensure that the provisions of Clause 4 are met. At least once every Initiation Year the RMC shall report to the ASC details of the manner in which the RMC is ensuring that the provisions of Clause 4 are met. The ASC shall consider the report of the RMC at the meeting following the report.

5.11	Extension of Discovery Initiation Phase. The Parties may agree to extend the Discovery Initiation Phase provided such agreement shall be in writing and signed by authorised signatories of both Parties.

5.12	Target Nomination Resources. The annual FTE resource for activities contemplated in this Clause 5 is included in the number set out in the Initial FTE Schedule. The figures in the Initial FTE Schedule are based on the Parties’ best assessment at the date of signature of this Agreement of the FTE resource required to meet their obligations under Clause 4. It is the responsibility of the RMC and Target Selection Committee to manage and allocate the FTE resource available for the activities contemplated in this Clause 5 within the resource set out in the Initial FTE Schedule. In the event that, pursuant to Clause 4.1, the number of Joint Discovery Programmes is increased, the number of FTEs in the Initial FTE Schedule will be increased in accordance with the mechanism in Clause 6.2 subject to the maximum set out in the FTE Schedule.

6.	Discovery Programmes

6.1

Joint Discovery Programmes. The Parties acknowledge and agree that within [***] following the Effective Date they will identify [***] Joint Discovery Programmes which will commence as soon as practicable following the expiry of such [***] month period, but which may start earlier if the RMC so agrees. Forthwith following the Effective Date AstraZeneca may by written notice to CAT request information relating to a CAT Existing Discovery Programme. The information request may cover any and all available scientific results and data (including pre-clinical, clinical, pharmacokinetic and toxicological data) and information relating to any IP Protection Rights relevant to the CAT Existing Discovery Programme in question. CAT shall provide such information to AstraZeneca provided always that the request cannot oblige CAT to undertake more work in relation to that CAT Existing Discovery

Programme. AstraZeneca may by written notice to CAT (an “Adoption Notice”) adopt any CAT Existing Discovery Programme at any time prior to the end of [***] following the Effective Date. Upon receipt of the Adoption Notice by CAT, the CAT Existing Discovery Programme shall for all purposes be considered to be a Joint Discovery Programme and if the CAT Existing Discovery Programme is still in its Lead Isolation and Optimisation Phase or before, it will count towards the [***] Joint Discovery Programmes to be initiated pursuant to the first sentence of this Clause 6.1. If any CAT Existing Discovery Programme is not so adopted by AstraZeneca CAT shall have no further obligation to AstraZeneca in respect thereof and they will be outside the scope of the Alliance. As soon as the RMC decides to terminate any of the first [***] Joint Discovery Programmes which is still in its Lead Isolation and Optimisation Phase or decides that the Lead Isolation and Optimisation Phase of any Joint Discovery Programme has been satisfactorily completed it will arrange for the Next Start to commence promptly thereafter. This procedure shall be repeated throughout the Discovery Initiation Phase as each Joint Discovery Programme still in its Lead Isolation and Optimisation Phase is terminated or that Lead Isolation and Optimisation Phase is completed to the satisfaction of the RMC; provided always that there are no more than [***] Joint Discovery Programmes (or such other number of Joint Discovery Programmes as set pursuant to Clause 4.1) in their Lead Isolation and Optimisation Phase running in parallel at any one time.

6.2

Conduct of Joint Discovery Programmes. The Joint Discovery Project Team shall be responsible for completing the relevant Joint Discovery Programme in accordance with the Work Plan, CDTP, Programme Budget and [***] approved by the RMC for that Joint Discovery Programme. Each Joint Discovery Project Team shall under the direction and supervision of the RMC: (a) perform or cause to be performed its tasks under each Work Plan with reasonable skill and care in good scientific manner and in compliance in all material aspects with all Applicable Laws; (b) allocate sufficient time, effort, equipment and skilled personnel in accordance with the Work Plan, Programme Budget, Budget and [***]

to complete such activities promptly; and (c) report to the RMC regularly. It is acknowledged that each Party and the Joint Discovery Project Team shall have the right to make day-to-day operational decisions as to how to discharge these obligations within the framework of each Work Plan. The maximum overall annual FTE resource for activities in relation to the Joint Discovery Programmes and the Target Selection Process will be no more than the number set out in the Initial FTE Schedule. The figures in the Initial FTE Schedule are based on the Parties’ best assessment at the date of signature of this Agreement of the FTE resource required to meet their obligations under Clause 4. It is the responsibility of the RMC to manage and allocate the FTE resource available to the Joint Discovery Programmes as set out in the Initial FTE Schedule. Each Party will make available the FTE resources set out in the Initial FTE Schedule, but neither Party may be required to increase its FTE resource allocated to the Joint Discovery Programmes without its prior approval. In the event that, pursuant to Clause 4.1, [***] requires the RMC to increase the number of Joint Discovery Programmes that are running in parallel in their Lead Isolation and Optimisation Phase the Parties will (unless otherwise agreed) increase the number of FTEs included in the Initial FTE Schedule by the amount set out in the Initial FTE Schedule for such increase but subject always to the maximum FTE resource specified in the FTE Schedule.

6.3	Programme Progress Reports. At times determined by the RMC, the Joint Discovery Project Teams shall provide the RMC with a summary written progress report containing information on all Results generated under their Joint Discovery Programme and not previously reported to the RMC. The RMC may provide further instructions on the timing and content of these reports.

6.4

Termination of Joint Discovery Programme by RMC. The RMC may terminate a Joint Discovery Programme if the RMC considers it is unlikely to result in Antibodies which will achieve CDTP-Matching. If the RMC cannot agree on such termination the Joint Discovery Programme will continue. If a Joint Discovery Programme is terminated after it has completed the Lead Isolation and Optimisation Phase, the RMC will commence a new Joint Discovery Programme as soon as there is sufficient FTE resource that can carry out the Lead Isolation and Optimisation Phase on the Next Start; provided always that there are no more than [***] Joint Discovery Programmes (or such other number of Joint Discovery Programmes as set pursuant to Clause 4.1) in their Lead Isolation and Optimisation Phase running in parallel at any one time. Any Antibodies raised in a Joint Discovery Programme which is terminated may be used by the Parties for research work outside the Alliance, or if not so used, shall be destroyed. The Target forming the subject-matter of the terminated Joint Discovery Programme shall cease to be an Alliance Target.

6.5	Completion of Joint Discovery Programme and CDTP-Matching. Upon completion of the Work Plan for a Joint Discovery Programme, the Joint Discovery Project Team will promptly compile a data package, in a format set by the RMC, setting out all of the results of the Joint Discovery Programme (the “Final Discovery Data Package”). The Final Discovery Data Package shall be submitted to the RMC, together with the Joint Discovery Project Team’s recommendations. The RMC shall promptly consider whether the Joint Discovery Programme has been successfully completed, and will make one of the following decisions:

6.5.1	more work is required, in which case the Joint Discovery Project Team will undertake the work and once the work has been carried out, the provisions of this Clause 6.5 shall be re-applied [***]; or

6.5.2	the Joint Discovery Programme has failed, in which case the Target which was the subject of the Joint Discovery Programme will cease to be an Alliance Target and the provisions in the last two sentences of Clause 6.4 shall apply; or

6.5.3	the Joint Discovery Programme has been successful, in which case the RMC shall record those Exclusive Antibodies and genes encoding the

Exclusive Antibodies and the Parties will apply the procedure in Clause 6.17.

6.6	[***]

6.7	AstraZeneca Discovery Programme Initiation. AstraZeneca may initiate [***] [***] AstraZeneca Discovery Programmes in any Initiation Year. AstraZeneca may select for the subject matter of [***].

6.8

Planning and Conduct of AstraZeneca Discovery Programmes. In respect of each AstraZeneca Discovery Programme the Work Plan, CDTP and programme budget shall be determined in AstraZeneca’s sole discretion and disclosed to the RMC for the purposes of consideration and comment. AstraZeneca shall be the sole judge of whether a CDTP for an AstraZeneca Discovery Programme has been achieved. CAT shall in its absolute discretion have the right to refuse to carry out the Work Plan if this would cause it to exceed the FTE resource it has available for the AstraZeneca Discovery Programmes as specified below and in such case the AstraZeneca Discovery Programme shall not proceed. The RMC shall establish a Joint Discovery Project Team, and the Joint Discovery Project Team shall be responsible for completing the relevant AstraZeneca Discovery Programme in accordance with the relevant Work Plan, CDTP and programme budget. The Joint Discovery Project Team shall be under the supervision and direction of the RMC[***]. In respect of AstraZeneca Discovery Programmes, each Joint Discovery Project Team shall: (a) perform or cause to be performed its tasks under the relevant Work Plan with reasonable skill and care in good scientific manner and in compliance in all material aspects with all Applicable Laws; (b) allocate sufficient time, effort, equipment and skilled personnel to complete such activities promptly; and (c) report to the RMC regularly. It is acknowledged that each Party shall have the right to make day-to-day operational decisions as to how to discharge these obligations within the framework of each Work Plan. CAT’s costs of performing its tasks under the relevant Work Plan shall be borne by AstraZeneca as set out in Clause 13.4. The resources required by the Parties to conduct AstraZeneca Discovery Programmes are not part of the Initial FTE Schedule or the FTE Schedule. In performing its obligations under this Clause 6.8, CAT shall not be obliged to devote more than [***] FTEs in any Calendar Year to an AstraZeneca Discovery Programme. AstraZeneca shall give CAT [***] notice of initiation of an AstraZeneca Discovery Programme.

6.9	Termination of AstraZeneca Discovery Programme. AstraZeneca may in its absolute discretion decide to terminate an AstraZeneca Discovery Programme at any time for any reason, including for the reason where AstraZeneca decides not to commence an AstraZeneca Development Programme under Clause 7.6.1. AstraZeneca shall give CAT written notice of such termination and CAT may, but shall not be obliged to continue the AstraZeneca Discovery Programme independently of AstraZeneca and outside the Alliance on giving written notice to AstraZeneca in which case the Target forming the subject-matter of the AstraZeneca Discovery Programme shall cease to be an Alliance Target and the provisions of the Handover Schedule shall apply. AstraZeneca shall be entitled to the milestones and royalties set out in Clauses 14.3.1 and 15.2.2 in relation to any Product arising out of the discovery programme or development programme conducted by CAT in respect of its continuation of the AstraZeneca Discovery Programme as set out in this Clause 6.9.

6.10	CAT Independent Targets. [***]

6.11	Initiation and Conduct of CAT Alliance Discovery Programmes.

6.11.1	Initiation. CAT may, at any time following the expiry of [***] from the Effective Date, initiate [***] CAT Alliance Discovery Programmes in respect of any Alliance Targets which are not Prioritised Alliance Targets [***] and against which no other Discovery Programme has been initiated, provided always that (i) such CAT Alliance Discovery Programmes shall be directed at disease indications other than those which are addressed by the Alliance Discovery Goals and (ii) prior to initiating a CAT Alliance Discovery Programme, CAT discloses to the RMC the disease indication the subject of the proposed CAT Alliance Discovery Programme and any target evaluation data package that may have been prepared by CAT (or otherwise the results of any target evaluation work conducted by CAT) with respect to the Target, and gives the RMC [***] notice of CAT’s intention to start the CAT Alliance Discovery Programme. Any Alliance Target that is the subject of a CAT Alliance Discovery Programme shall remain an Alliance Target. However, if the Parties subsequently undertake a Joint Discovery Programme in respect of the same Target they shall not be entitled to develop a Product which contains a Collaboration Antibody which has the identical composition of matter as the Antibody which is the subject of the CAT Alliance Discovery Programme unless AstraZeneca adopts the CAT Alliance Discovery Programme pursuant to Clause 6.12. The Parties acknowledge for the avoidance of doubt that the provisions of Clauses 6.14, 6.16 and 6.17 shall not apply to any CAT Alliance Discovery Programme.

6.11.2	Conduct. CAT Alliance Discovery Programmes shall be managed and funded solely by CAT in its sole discretion. CAT shall set its own criteria for CAT CDTPs and shall be the sole judge of whether they have been achieved. CAT shall provide reports on progress of CAT Alliance Discovery Programmes to the RMC every 6 months and at the point when the CAT CDTP is matched. A representative from AstraZeneca may attend CAT’s monthly meetings of the discovery project team which is managing the CAT Alliance Discovery Programme.

6.12	Adoption of CAT Alliance Discovery Programmes. AstraZeneca may by written notice to CAT (an “Adoption Notice”) adopt any CAT Alliance Discovery Programme at any time prior to the end of [***] following the achievement of CAT CDTP in respect of the CAT Alliance Discovery Programme. Upon receipt of the Adoption Notice, the provisions of the Handover Schedule shall apply and the CAT Alliance Discovery Programme shall for all purposes be considered to be a Joint Discovery Programme and the relevant provisions of this Clause shall apply accordingly, including for the sake of clarity Clauses 6.16 and 6.17.

6.13	Collaboration Results and Information Transfer. Each Party shall, and shall cause its Affiliates to, without additional compensation and at such Party’s sole expense, make available to the other Party the Target Know-How and/or Collaboration Results specified in the Work Plan for each Joint Discovery Programme or AstraZeneca Discovery Programme as soon as practicable after the initiation of the relevant Discovery Programme and thereafter as soon as practicable upon making of such Results.

6.14

Subcontracting. Each Party shall be solely responsible for successfully completing its activities set out in the Work Plan for a Joint Discovery Programme and may only engage a subcontractor to carry out a portion of such activities to the extent permitted by the RMC. Each Party shall be solely responsible for successfully completing its activities set out in the Work Plan for an AstraZeneca Discovery Programme and may only engage a subcontractor to carry out a portion of such activities to the extent permitted by AstraZeneca, such consent not to be unreasonably withheld or delayed. Any such permitted subcontract shall be subject to the applicable terms and conditions of this Agreement, including Clauses 17 and 20 provided, however, that each Party shall remain ultimately responsible for the performance of its obligations under this Agreement. Any fees or costs due any such subcontractor shall be at the sole expense of the Party appointing the sub-contractor, subject always to the provisions of Clause 13.3. For the avoidance of doubt, all work subcontracted to a Third Party in respect of a Discovery Programme or a Development

Programme which is to be charged to the Alliance will be charged at cost and neither Party shall be entitled to a mark-up or profit on any work subcontracted out to a Third Party.

6.15	Records. CAT and AstraZeneca shall each maintain, or cause to be maintained, records of its respective activities under the Joint Discovery Programmes and AstraZeneca Discovery Programmes in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of its respective activities under the Discovery Programmes, and which shall be retained by such Party for as long as may be required by Applicable Law. Each Party shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records.

6.16	Preparation for Joint Development Programmes. As a Joint Discovery Programme progresses, the GPT allocated to such Joint Discovery Programme will, working with the RMC and Joint Discovery Project Team, prepare a Work Plan, TPP, Programme Budget and[***] for a Joint Development Programme in respect of one or more of the Collaboration Antibodies expected to be identified in the Joint Discovery Programme [***]. The GPT shall ensure that such Work Plan, TPP, Programme Budget [***]are completed[***] in respect of the Joint Discovery Programme. The objective of the Work Plan will be to develop the selected CDs to successful Proof of Concept addressing the TPP prepared by the GPT. The Work Plan shall cover all of the activities to be performed by the Parties during the Joint Development Programme. The Work Plan will: (i) describe all relevant elements of [***] for the selected CD and shall [***]; (ii) include the conduct of Significant Activity at least [***]; and (iii) [***]. The specific TPP shall be substantially in the form set out in Schedule 6.16 for CDs generated pursuant to the Joint Discovery Programme. The corresponding Programme Budget shall include details of the anticipated Programme Costs of carrying out the Programme.

6.17	Option Point 1.

6.17.1	If the RMC decides there has been CDTP-Matching in respect of Antibodies arising from a Joint Discovery Programme or otherwise decides that the Joint Discovery Programme has been successful under Clause 6.5.3, the RMC will provide the Parties with the relevant Final Discovery Data Package and the RMC’s recommendations within [***] of the RMC’s decision. The relevant GPT will also provide the Parties with the Work Plan, TPP, Programme Budget and [***] in respect of the proposed Joint Development Programme prepared in accordance with Clause 6.16, within [***] of the RMC’s decision.

6.17.2	Each Party shall independently review the materials referred to in Clause 6.17.1 and undertake its own decision-making process. Within [***] of receipt of the materials, each Party shall inform the other of its decision whether to progress the proposed CDs into a Joint Development Programme. The consequences of the Parties’ decision are as follows:

(a)	If both Parties decide to progress, the Parties shall commence a Joint Development Programme in respect of at least one of the CDs identified in the Work Plan for which there has been CDTP-Matching;

(b)	If AstraZeneca decides to progress, but CAT decides not to progress, AstraZeneca may commence an AstraZeneca Development Programme in respect of at least one of the CDs for which there has been CDTP-Matching, and the provisions of the Handover Schedule shall apply;

(c)	If CAT decides to progress, but AstraZeneca decides not to progress, CAT may commence a CAT Alliance Development Programme in respect of at least one of the CDs for which there has been CDTP-Matching, and the provisions of the Handover Schedule shall apply;

(d)	If neither Party decides to progress CAT shall be free to seek Third Party licensees for such CDs and the Target shall no longer be an Alliance Target, [***]. If the Target and CDs are out-licensed, [***]. If no out-licence has been granted by CAT within [***] of the mutual decision not to progress, the Antibodies may be used by the Parties for research work outside the Alliance, or if not so used, shall be destroyed.

7.	Development Programmes

7.1	Joint Development Programmes.

7.1.1	The Parties shall commence a Joint Development Programme in the circumstances set out in Clause 6.17.2(a).

7.1.2	The Joint Development Programme shall be conducted and managed by the GPT which has had involvement in the relevant Joint Discovery Programme. The GPT shall be accountable for the delivery of all elements of the Work Plan for the Joint Development Programme up to Option Point 2. This will include the preparation and conduct of all clinical trials.

7.1.3	The GPT shall conduct the Joint Development Programme in accordance with the Work Plan, TPP, Programme Budget [***] disclosed to the Parties pursuant to Clause 6.17.1. The GPT may amend the Work Plan and keep the Programme Budget up to date, subject to CAT’s rights set out in Clause 7.5.

7.1.4

The GPT may allocate work to the satellite teams which report to the GPT. The satellite team for supply of early clinical trial material will be led by CAT unless the GPT decides otherwise. The Parties shall ensure that their satellite team members carry out such work. During the term of any Joint Development Programme each Party shall: (a) perform or cause to be performed its obligations under the relevant Work Plan with reasonable skill and care in good scientific manner and in compliance in all material aspects with all Applicable Law, including good laboratory practices and good clinical practices; and (b) allocate sufficient time, effort, equipment and skilled personnel to complete such activities successfully. In particular under the Work Plan AstraZeneca shall have responsibility for preparation and/or compilation of the various components of all applications for Health Registration Approvals and other similar regulatory submissions in each country in relation to the Joint Development Programme. AstraZeneca shall be responsible for all communications with the Regulatory Authorities in connection therewith provided always that CAT shall be entitled to have [***] attend all key meetings or conference calls with the Regulatory Authorities in the Major Markets as an observer whenever permitted to do so by the relevant Regulatory Authority.

7.1.5	Any Joint Development Programme may be undertaken on one or more Exclusive Antibodies in parallel or sequentially where the relevant GPT considers it would be prudent to do so. In the event that the results of a Joint Development Programme reveal that the lead CD then under development is unsuitable for further development for whatever reason the relevant GPT shall be entitled to terminate the development of that lead CD provided that it selects another CD from the Exclusive Antibodies identified in the relevant Discovery Programme in respect of which to continue the Joint Development Programme. Such selection shall take place as soon as practicable and in any event within [***] of the termination of the development of the lead CD. For the avoidance of doubt, the termination of the development of the lead CD and the continuation of the Joint Development Programme with another Exclusive Antibody shall not be classed as a termination of a Joint Development Programme for the purposes of Clause 7.2.

7.1.6	Prior to each GPT meeting, the GPT’s satellite teams shall provide the GPT with a written progress report on each Joint Development

Programme. The GPT may provide further instructions on the timing and content of these reports.

7.2	Termination of a Party’s Participation in a Joint Development Programme.

7.2.1	If either Party determines, in its sole discretion, for any reason that it is not in its interests to continue a Joint Development Programme then the deciding Party shall promptly notify the other Party in writing of such determination and provide it with the pertinent information with respect thereto. In such event, the Party having made such determination may terminate its involvement in the Joint Development Programme in question upon [***] prior written notice save where the termination is related to a safety reason, in which case the notice shall be a reasonable period of time but commensurate with any danger to patients. The terminating Party shall together with such notice provide the other Party with a copy of all Clinical Data and Know-How generated within the Joint Development Programme in its possession.

7.2.2

Subject to Clause 7.1.5, if one Party exercises its rights under Clause 7.2.1 to terminate its involvement in a Joint Development Programme, the other Party shall have the right to elect by written notice to the terminating Party (to be given [***] of receipt of the termination notice and information package under Clause 7.2.1) to continue the development of the Exclusive Antibodies and/or Product in question and in the event of such election the provisions of the Handover Schedule shall apply. In that event the Joint Development Programme in question shall become an AstraZeneca Development Programme (in which case CAT shall be entitled to the milestone and royalty provisions set out in Clauses 14.2.3 and 15.1.3.) or a CAT Alliance Development Programme (in which case AstraZeneca shall be entitled to the milestone and royalty provisions set out in Clauses 14.3.3 and 15.2.4) as the case may be, save that in this latter case the provisions of Clause 7.9 shall not apply. If the non-terminating Party decides not to continue the Development Programme CAT shall have the right to out - license the Development Programme[***]. If it is out-licensed the [***]. If no out-licence has been granted within [***] of the termination then the Exclusive Antibodies which were the subject of the preceding Discovery Programme may be used by the Parties for research work outside the Alliance, or if not so used, shall be destroyed, and the Alliance Target, which was the subject of the Development Programme, will cease to be an Alliance Target.

7.3	Preparation for Final Development. As a Joint Development Programme progresses, the GPT will prepare a Work Plan, Programme Budget and[***] for the Final Development in respect of the Product expected to be developed in the Joint Development Programme [***] including [***]. The objective of the Work Plan will be to complete the Final Development of the Product. The Work Plan relating to the Final Development of the Product shall include the conduct of Significant Activity [***].

7.4	Completion of Joint Development Programme and Proof of Concept. Prior to the expiry of [***] following the decision by the GPT either (i) that the CD which is the subject of the Joint Development Programme addresses the TPP or (ii) to make an internal investment proposal to initiate, in respect of the CD which is the subject of the Joint Development Programme, Phase III Clinical Trials or other clinical trials of a pivotal nature at a standard suitable to obtain a Health Registration Approval in a Major Market, the GPT shall compile a report, in a format set by the ASC, which shall include the results of the relevant Joint Development Programme, the proposed Work Plan, Programme Budget and[***]for the Work Plan established under Clause 7.3[***]. The Programme Budget shall clearly set out Programme Costs of Final Development. The report shall be made available for both Parties to consider in relation to their decisions at Option Point 2. AstraZeneca shall not initiate any Phase III Clinical Trial or other clinical trials of a pivotal nature or make any BLA filing [***]

7.5	[***].

7.6	AstraZeneca Development Programmes.

7.6.1	AstraZeneca may commence an AstraZeneca Development Programme where:

(a)	AstraZeneca decides at its sole discretion that the CDTP for a Target which has been the subject of an AstraZeneca Discovery Programme has been matched by one or more Collaboration Antibodies discovered in the relevant AstraZeneca Discovery Programme;

(b)	where there has been a CAT Opt-out at CDTP.

7.6.2	For the avoidance of doubt it is declared that an AstraZeneca Development Programme also arises where there has been a CAT Abandonment of Joint Development Programme.

7.6.3

AstraZeneca may decide to undertake more than one AstraZeneca Development Programme in respect of Exclusive Antibodies discovered in a single Discovery Programme and the provisions of this Clause 7.6 shall apply to each such AstraZeneca Development Programme. AstraZeneca shall be entitled to commence an AstraZeneca Development Programme in respect of an Exclusive Antibody arising from an AstraZeneca Discovery Programme (or a Joint Discovery Programme where there has been a CAT Opt-out at CDTP) at any time in parallel or sequentially notwithstanding that there may be one or more AstraZeneca Development Programmes relating to the Target forming the subject-matter of such AstraZeneca Development Programme ongoing, completed or abandoned. However, in the event that the results of an AstraZeneca Development Programme arising from a Joint Discovery Programme reveal that the CD under development is unsuitable for further development for whatever reason the relevant GPT shall be entitled to terminate such development provided that it selects another CD from the Exclusive Antibodies identified in the relevant Discovery Programme in respect of which to continue the AstraZeneca Development Programme. Such selection shall be made as soon as practicable and in any event within [***] of the termination of the development of the previous CD. For the avoidance of doubt, the termination of the development of the lead CD and the continuation of the AstraZeneca Development Programme with another Exclusive Antibody shall not be classed as an AstraZeneca Abandonment of AstraZeneca Development Programme for the purposes of Clause 7.7. Where the AstraZeneca Development Programme(s) and any subsequent AstraZeneca Product arise from an AstraZeneca Discovery Programme the milestones and royalties set out in Clauses 14.2.1 and 15.1.1 shall be payable to CAT. Where the AstraZeneca Development Programme(s) and any subsequent AstraZeneca Product arise where there has been either a CAT Opt-out at CDTP or a CAT Abandonment of Joint Development Programme the milestones and royalties set out in Clauses 14.2.2 or 14.2.3, and 15.1.2 or 15.1.3 shall be payable accordingly.

7.6.4

A GPT in respect of an AstraZeneca Development Programme shall be appointed and shall prepare a Work Plan for the AstraZeneca Development Programme. Where there has been a CAT Opt-out at CDTP, the GPT will adopt the Work Plan prepared by the GPT for the purposes of Option Point 1. At least once per Calendar Year AstraZeneca shall provide CAT with a report produced by the relevant GPT for each AstraZeneca Development Programme. AstraZeneca may, but shall not be obliged, to contract certain services and supply of early clinical trial material to CAT, including process development in support of AstraZeneca Development Programmes. The precise scope of the services, the quantity, quality and specification of the clinical trial materials, regulatory compliance including cGMP and the timelines shall be agreed on a case by case basis. AstraZeneca must exercise this option to take the services of CAT within six (6) months of the decision to commence an AstraZeneca Development Programme under the terms of a contract to be agreed, but will be at the FTE Rate for Services, the Fully Burdened Manufacturing Cost and the External Costs. Notwithstanding any other provision of this Clause 7.6, AstraZeneca Development Programmes shall be solely managed by AstraZeneca and all decisions in relation to AstraZeneca Development Programmes shall be made in AstraZeneca’s sole discretion. Any GPT established by AstraZeneca to manage an AstraZeneca Development

Programme shall consist solely of AstraZeneca members, unless otherwise agreed. AstraZeneca may make reasonable requests of CAT to provide any assistance necessary for obtaining Health Registration Approval by reason of CAT’s involvement in the AstraZeneca Development Programme (if any), such assistance not to be unreasonably withheld or delayed by CAT.

7.7	Termination of an AstraZeneca Development Programme. AstraZeneca may in its absolute discretion decide to terminate an AstraZeneca Development Programme prior to completion of the Development Programme to Proof of Concept. Within thirty (30) days of making its decision to do so it will notify CAT in writing and will provide CAT with all Clinical Data and Know-How generated within the AstraZeneca Development Programme and CAT shall have [***] from receipt of the same in which to decide whether to adopt the Development Programme as a CAT Alliance Development Programme save that if CAT does so the provisions of Clause 7.9 shall not apply in these circumstances. The provisions of the Handover Schedule shall apply if CAT issues a written notice to AstraZeneca within such [***] period exercising its rights under this Clause 7.7. If CAT adopts the programme as a CAT Alliance Development Programme AstraZeneca shall be entitled to the milestones and royalties set out in Clauses 14.3.4 and 15.2.5.

7.8	CAT Alliance Development Programmes.

7.8.1	CAT may commence a CAT Alliance Development Programme where (i) CAT decides at its sole discretion to do so, the CAT CDTP in a relevant CAT Alliance Discovery Programme having been met by one or more CDs in circumstances where AstraZeneca has not exercised its rights under Clause 6.12; (ii) there has been an AstraZeneca Opt-out at CDTP.

7.8.2	For the avoidance of doubt it is also declared that a CAT Alliance Development Programme arises where there has been an AstraZeneca Abandonment of Joint Development Programme and where there has been an Abandonment of AstraZeneca Development Programme in relation to which CAT has exercised its rights under Clauses 7.2.2 or 7.7 as the case may be.

7.8.3	CAT may decide to undertake more than one CAT Alliance Development Programme in respect of Exclusive Antibodies discovered in a single CAT Alliance Discovery Programme and the provisions of this Clause 7.8 shall apply to each such CAT Alliance Development Programme. CAT shall be entitled to commence a CAT Alliance Development Programme in respect of an Exclusive Antibody arising from a CAT Alliance Discovery Programme (or a Joint Discovery Programme where there has been an AstraZeneca Opt-out at CDTP or an AstraZeneca Discovery Programme where there has been an AstraZeneca Abandonment of AstraZeneca Discovery Programme) at any time in parallel or sequentially notwithstanding that there may be one or more CAT Alliance Development Programmes relating to the Target forming the subject-matter of such CAT Alliance Development Programme ongoing, completed or abandoned. However, in the event that the results of a CAT Alliance Development Programme arising from a Joint Discovery Programme reveal that the CD under development is unsuitable for further development for whatever reason CAT shall be entitled to terminate such development provided that it selects another CD from the Exclusive Antibodies identified in the relevant Joint Discovery Programme in respect of which to continue the CAT Alliance Development Programme. Such selection shall be made as soon as practicable and in any event within [***] of the termination of the development of the previous CD. Where the CAT Alliance Development Programme(s) and any subsequent CAT Alliance Product arise where there has been either an AstraZeneca Opt-out at CDTP or an AstraZeneca Abandonment of Joint Development Programme the milestones and royalties set out in Clauses 14.3.2 or 14.3.3, and 15.2.3 or 15.2.4 shall be payable accordingly.

7.8.4	CAT Alliance Development Programmes will be conducted and managed solely by CAT and entirely at CAT’s cost.

7.8.5	CAT shall provide AstraZeneca with reports of progress on CAT Alliance Development Programmes no less than once every Calendar Year.

7.9	Adoption of CAT Alliance Development Programme [***].

7.10	Collaboration Results and Information Transfer.

Each Party shall, and shall cause its Affiliates to, without additional compensation and at such Party’s sole expense make available to the other Party the Target Know-How and/or Collaboration Results and/or any AstraZeneca Other Background Technologies specified in the Work Plan (in the case of AstraZeneca Other Background Technologies with the agreement of AstraZeneca) for each Joint Development Programme as soon as practicable after the initiation of the relevant Joint Development Programme and thereafter as soon as practicable after making such Results.

7.11	Subcontracting. CAT shall be solely responsible for successfully completing its activities set out in the Work Plan for a Joint Development Programme and AstraZeneca Development Programme. CAT shall conduct and carry out all activities provided for under each Joint Development Programme, and to the extent contracted under each AstraZeneca Development Programme, through its employees at CAT’s site(s) unless and only to the extent that the GPT consents in writing to CAT engaging a subcontractor to carry out a portion of such activities, such consent not to be unreasonably withheld or delayed. The GPT shall set, and CAT shall comply with, any sub-contracting strategy for any Joint Development Programme or AstraZeneca Development Programme.

7.12

Records. CAT and AstraZeneca each shall maintain, or cause to be maintained, records of its respective activities under Joint Development Programmes and AstraZeneca Development Programmes in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which shall be complete and accurate and shall fully and properly reflect all work done and results achieved in the performance of its respective activities under Joint Development Programmes and AstraZeneca Development Programmes, and which shall be retained by such Party for as long as may be required by Applicable Law. Each Party shall have the right, during normal business hours and upon reasonable notice, to inspect and copy any such records.

7.13	Option Point 2.

7.13.1	Each Party shall independently review the materials referred to in Clause 7.4 and undertake its own decision-making process. Within [***] days of receipt of the materials, AstraZeneca shall inform CAT of whether it proposes to undertake Final Development of the relevant Alliance Product or whether it proposes to abandon the relevant CD.

7.13.2	if AstraZeneca informs CAT that it proposes to abandon the relevant CD, CAT shall have [***] days in which to inform AstraZeneca either:-

(a)	that it wishes to adopt such CD and initiate its Final Development, in which case the provisions of the Handover Schedule shall apply and AstraZeneca shall be entitled to the milestone and royalty payments set out in Clauses 14.3.5 and 15.2.6; or

(b)

that it wishes to abandon the CD, in which case CAT shall have the right to seek to out-license the Target and all other Exclusive Antibodies from the same Discovery Programme[***]. If they are out-licensed the proceeds shall be [***]. If no out-licence has been granted within [***] of the termination then the Exclusive Antibodies which were the subject of the Joint Development Programme may be used by the Parties for research work outside the Alliance, or if not so used, shall be destroyed and the Alliance Target, which was the subject of the Development Programme, will cease to be an Alliance Target.

7.13.3	if AstraZeneca informs CAT that it proposes to undertake Final Development of the Alliance Product, CAT shall have [***] in which to inform AstraZeneca either:

(a)	that it wishes to designate the Alliance Product as an Alliance Co-Funded Product in accordance with Clause 9.1; or

(b)	that it does not wish to designate the Alliance Product as an Alliance Co-Funded Product in accordance with Clause 9.1, in which case CAT shall be entitled to the milestone and royalty payments set out in Clauses 14.2.4 and 15.1.4.

8.	Conduct of Final Development

8.1	Alliance Products.

8.1.1

Conduct. In the event that AstraZeneca decides to undertake Final Development of a CD developed in a Joint Development Programme, AstraZeneca shall appoint a specific GPT to have responsibility for all aspects of the Final Development of the relevant Alliance Product and its Exploitation after it has been launched. The GPT shall be responsible for the performance of all of the elements of the Work Plan for Final Development, [***] and Exploitation of the Alliance Product, including [***], the preparation of all protocols and the conduct of all clinical studies for the relevant Product (including without limitation, Phase III Clinical Trials and any Phase IV commitments required by Regulatory Authorities). The Final Development shall be conducted in accordance with the Work Plan and Programme Budget and [***] disclosed to the Parties pursuant to Clause 7.3. The GPT may amend the Work Plan, Programme Budget and [***] for the Final Development, provided always that if it does within [***] of CAT’s notice under Clause 7.13.3(b) [***] AstraZeneca shall notify CAT in writing of this fact and CAT shall have for a period of [***] thereafter the right to designate the Product an Alliance Co-Funded Product under Clause 9.1 provided always that CAT has not already exercised its rights under Clause 9.1 in relation to the group of [***] within which the Product falls. Upon the exercise of such a right by CAT, CAT shall pay AstraZeneca under Clause 9.2.1 as if the Product had been an Alliance Co-Funded Product from the commencement of Final Development and in all other ways thereafter the Final Development, Exploitation and [***] shall proceed on the basis that it is an Alliance Co-Funded Product.

8.1.2	Responsibility for Obtaining Health Registration. AstraZeneca shall have responsibility for preparation and/or compilation of the various components of all applications for Health Registration Approvals and other similar regulatory submissions for each Alliance Product the subject of Final Development in each country. AstraZeneca shall be responsible for all communications with the Regulatory Authorities in connection therewith. All Health Registration Approvals for Alliance Products shall be applied for and held in the name of AstraZeneca or its Affiliates. AstraZeneca may make reasonable requests of CAT to provide any assistance necessary for obtaining Health Registration Approval, such assistance not to be unreasonably withheld or delayed by CAT.

8.1.3	AstraZeneca Reporting. In respect of all Alliance Products other than Alliance Co-Funded Products AstraZeneca shall provide CAT with: (i) every six (6) months , a progress report on the Final Development of the relevant Alliance Product against the relevant Work Plan, any changes to such Work Plan, a report on progress against the changed Work Plan and a report of the development undertaken in the previous six (6) months; and (ii) [***]. Such reports and forecasts shall be received by CAT subject to the obligations of Clause 20.

8.1.4	Costs of Final Development etc. The costs of the Final Development, [***] and Exploitation of all Alliance Products

other than Alliance Co-Funded Products shall be borne by AstraZeneca, its Affiliates or Sub-licensees.

8.2	Abandonment by AstraZeneca of Final Development of an Alliance Product. If AstraZeneca determines[***] for any reason that it is not in its interests to continue with the Final Development of an Alliance Product which is not an Alliance Co-Funded Product then it may discontinue such Final Development subject always to the provisions of this Clause 8.2. AstraZeneca shall promptly notify CAT in writing of any such determination and provide it with the pertinent information with respect thereto. If AstraZeneca proposes to discontinue, AstraZeneca shall within [***] of its notice to CAT decide whether to commence an out-licence project in respect of the Alliance Product which is the subject of the Final Development and all other Exclusive Antibodies from the same Discovery Programme and shall so notify CAT. If:

8.2.1	AstraZeneca decides not to commence an out-licence project, then it shall provide to CAT all Clinical Data and other Know-How generated within the Alliance relating to the Alliance Product to enable CAT to determine whether or not it wishes to adopt the Final Development and take an appropriate licence including to all other Exclusive Antibodies from the same Discovery Programme. CAT shall have [***] from receipt of all such Clinical Data and Know-How from AstraZeneca to inform AstraZeneca in writing of CAT’s decision. If CAT decides to adopt such Final Development it shall do so on terms as if there had been an AstraZeneca Opt-out at PoC, the provisions of the Handover Schedule shall apply and thereafter the Product shall be treated as a CAT Alliance Product and AstraZeneca shall be entitled to receive the milestones and royalties set out in Clauses 14.3.6 and 15.2.7; or

8.2.2	AstraZeneca decides to commence an out-licence project, it shall notify CAT of this fact [***] so as to enable CAT to determine whether or not it wishes to take a licence (either for itself or sub-licensees) to complete the Final Development and undertake Exploitation of the Alliance Product in question. [***]

8.3	AstraZeneca Products. AstraZeneca may undertake Final Development of an AstraZeneca Product in relation to any AstraZeneca Product arising from an AstraZeneca Development Programme at its sole discretion. The management and conduct of Final Development of AstraZeneca Products shall be undertaken in the sole discretion and at the sole cost of AstraZeneca and CAT shall have no responsibility for any matter concerning the Final Development of AstraZeneca Products. AstraZeneca shall provide CAT with reports of progress on AstraZeneca Products every Calendar Year.

8.4	Abandonment by AstraZeneca of an AstraZeneca Product. If AstraZeneca determines[***] for any reason that it is not in its interests to continue with the Final Development of an AstraZeneca Product or a Development Programme then it may discontinue such Final Development. AstraZeneca shall promptly notify CAT in writing of such determination. In the case of an AstraZeneca Product which derived from a Joint Discovery Programme and except where AstraZeneca has an active Development Programme or Final Development in relation to the Exclusive Antibodies from the same Discovery Programme, the provisions of Clauses 8.2.1 and 8.2.2 shall apply except that in the case of Clause 8.2.1 applying AstraZeneca shall be entitled to the milestone and royalty payments set out in Clauses 14.3.7 and 15.2.8 if it decides not to out-license and CAT adopts the Final Development. In the case of all other AstraZeneca Products, AstraZeneca shall not be obliged to decide at that point whether to out-license, but if AstraZeneca subsequently decides to out-license that AstraZeneca Product with the related Exclusive Antibodies from the same Discovery Programme (other than those which form the subject of a separate Development Programme or Final Development) it shall promptly notify CAT in writing of such determination [***] to enable CAT to determine whether or not it wishes to take a licence to complete Final Development and undertake Exploitation. [***]

8.5	CAT Alliance Products. CAT may undertake Final Development of a CAT Alliance Product, at its sole discretion, where: (i) a CAT Alliance

Product has arisen from a CAT Alliance Development Programme [***]; or (ii) where there has been an AstraZeneca Opt-out at PoC; or (iii) where there has been an AstraZeneca Abandonment of Alliance Co-Funded Product; or (iv) when the provisions of Clauses 8.2 or 8.4 have applied and CAT has adopted the Final Development of an Alliance Product or an AstraZeneca Product abandoned by AstraZeneca. The management and conduct of Final Development of CAT Alliance Products shall be undertaken in the sole discretion and at the sole cost of CAT and AstraZeneca shall have no responsibility for any matter concerning the Final Development of CAT Alliance Products. CAT shall provide AstraZeneca with reports of progress on CAT Alliance Products every Calendar Year.

9.	Alliance Co-Funded Products

9.1	Designation of Alliance Co-Funded Products. CAT may designate one Alliance Product out of each group of [***] as an Alliance Co-Funded Product. [***]. A group of [***] shall be calculated by the order in which Final Development is commenced so that the first [***] shall be the first [***] to enter Final Development, the second group of [***] shall be the [***] inclusive to enter Final Development and the third group [***] shall be the [***] inclusive to enter Final Development. If CAT chooses not to designate an Alliance Product as an Alliance Co-Funded Product in the first group of [***], it may carry over this right of designation into the second group of [***] and so on.

9.2	Effect of Designation of a Co-Funded Product by CAT. In the event that CAT designates an Alliance Product an Alliance Co-Funded Product:

9.2.1	CAT and AstraZeneca shall share the Alliance Co-Funded Costs for such Alliance Co-Funded Product as set out in Clause 13.3.

9.2.2	CAT shall be entitled to appoint [***] to attend meetings of the GPT responsible for Final Development of such Alliance Co-Funded Product on terms the same as Clause 3.13.2 and 7.1.4. In particular the GPT shall keep CAT regularly informed of the progress of the Final Development of an Alliance Co-Funded Product. The GPT shall keep the relevant Programme Budget for the Final Development regularly updated. [***] The provisions of Clause 8.1.3 relating to disclosure to CAT of AstraZeneca Exploitation plans shall also apply.

9.3	[***]

9.4

Revocation of a designation of an Alliance Co-Funded Product by CAT. CAT shall have the right prior to First Commercial Sale of any Alliance Co-Funded Product in the first Major Market to revoke its designation of any Alliance Co-Funded Product by written notice to AstraZeneca. On receipt of the written notice by AstraZeneca, CAT’s responsibility for its share of the Programme Costs of the Work Plan for the Final Development shall cease provided always that the Parties shall share the following costs in accordance with Clause 13.3:

(i)	the cost under the Work Plan for the Final Development of any clinical trial which was commenced and designated under the Work Plan as being for Health Registration Approval purposes and which is ongoing as of the date of the notice to revoke (and in this case a clinical trial shall be deemed to have commenced on the first dosing of a patient); and

(ii)	the costs which AstraZeneca is irrevocably committed to pay to any Third Party in respect of such Work Plan for the Final Development.

In the event that CAT exercises its rights under this Clause 9.4, the Alliance Product shall cease to be an Alliance Co-Funded Product and AstraZeneca shall pay the royalties and milestones set out in Clauses 14.2.5 and 15.1.5 to CAT.

9.5

Abandonment by AstraZeneca of an Alliance Co-Funded Product. If AstraZeneca determines, in its sole discretion, for any reason that it is not in its interests to continue with the Final Development of an Alliance Co-Funded Product, then it may discontinue such Final Development. AstraZeneca shall promptly notify CAT in writing of such determination and provide it with the pertinent information with respect thereto including all Clinical Data and Know-How generated within the Alliance relating to the Product. CAT shall be entitled for [***] from receipt of such Clinical Data and Know-How to give written notice to AstraZeneca that CAT wishes to continue Final Development of such Alliance Co-Funded Product as a CAT Alliance Product. In the event that CAT gives such notice to AstraZeneca, the provisions of the Handover Schedule shall apply and AstraZeneca shall be entitled to the milestone and royalty payments set out in Clauses 14.3.8 and 15.2.9. If CAT fails to exercise the right within the [***] CAT shall have the right to licence the IP Protection

Rights and any other intellectual property and other rights in or to the relevant Alliance Co-Funded Product to Third Parties, [***].

9.6	Co-Promotion Rights. The provision of Schedule 9.6 shall apply in relation to any Alliance Co-Funded Product and any Alliance Product which originated from a CAT Existing Discovery Programme or a CAT Alliance Discovery Programme

9.7	[***] Exploitation. For the avoidance of doubt, the [***] Exploitation of Alliance Products and AstraZeneca Products shall be determined and carried out by AstraZeneca.

10.	[***]

11.	Diligence Obligations

11.1	FTE Availability. Both Parties shall make the number of FTEs set out in the Initial FTE Schedule available for the Alliance at the times specified in the Initial FTE Schedule provided always that once the Discovery Initiation Phase has expired neither Party shall be required to make the FTEs for the Target Selection Process available for the Alliance and once the Discovery Term has expired neither Party shall be required to make FTEs for the Discovery Programmes available for the Alliance. The FTEs shall be deployed by the Parties in accordance with the instructions of the RMC and the Target Selection Committee and in accordance with the Work Plans, and the number of FTEs available may be increased in accordance with Clause 6.2, up to the maximum FTE commitment set out in the FTE Schedule.

11.2	Joint Development Programmes/Final Development of an Alliance Product. If at any time during the course of a Joint Development Programme or Final Development of an Alliance Product, (a) there has been no Significant Activity, as described in the relevant Work Plan, [***]

11.2.1	CAT shall have the right to give written notice to AstraZeneca requesting written justification, in the form of detailed reasons, and AstraZeneca shall provide such written justification to CAT within [***] of the date of CAT’s request; and

11.2.2	if the conditions in (a) and (b) above still subsist within [***] of CAT’s request for written justification, AstraZeneca shall be deemed to have given notice under Clause 7.2.1 or 8.2 in respect of the Joint Development Programme or Final Development as appropriate. Provided always that CAT’s rights in Clause 11.2.2 shall not arise where the reason for the conditions in (a) or (b) above is primarily related to CAT’s failure to perform its obligations under this Agreement.

11.3	Certain AstraZeneca Development Programmes/Final Development of an AstraZeneca Product. The same provisions as are set out in Clause 11.2 shall apply to an AstraZeneca Development Programme and any Final Development of an AstraZeneca Product resulting from the same where such Development Programme occurs because there has been a CAT Opt-out at CDTP or a CAT Abandonment of Joint Development Programme save that in these circumstances AstraZeneca shall be deemed to have given notice under Clauses 7.7 and 8.4 as appropriate.

11.4	AstraZeneca Products. AstraZeneca undertakes to use Commercially Reasonable Efforts to undertake AstraZeneca Development Programmes arising from AstraZeneca Discovery Programmes and to use Commercially Reasonable Efforts to undertake the Final Development of an AstraZeneca Product resulting from the same.

11.5	CAT Alliance Development Programmes. During the course of a CAT Alliance Development Programme in respect of which there has been an AstraZeneca Opt-out at CDTP or an AstraZeneca Abandonment of Joint Development Programme or an AstraZeneca Abandonment of AstraZeneca Development Programme, if at any time (a) there has been no Significant Activity [***]

11.5.1	AstraZeneca shall have the right to give written notice to CAT requesting written justification, in the form of detailed reasons, and CAT shall provide such written justification to AstraZeneca within [***] of the date of AstraZeneca’s request; and

11.5.2	if the conditions in (a) and (b) above still subsist within [***] of AstraZeneca’s request for written justification, CAT shall be deemed to have given notice under Clause 7.9 in respect of the CAT Alliance Development Programme. Provided always that AstraZeneca’s rights in Clause 11.5.2 shall not arise where the reason for the conditions in (a) or (b) above is primarily related to AstraZeneca’s failure to perform its obligations under this Agreement.

11.6	CAT Alliance Products. CAT undertakes to use Commercially Reasonable Efforts to undertake a CAT Alliance Development Programme other than those to which Clause 11.5 applies and to use Commercially Reasonable Efforts to undertake the Final Development of such CAT Alliance Product.

11.7	Diligence on AstraZeneca During Exploitation. Following First Commercial Sale of any AstraZeneca Product or Alliance Product in a Major Market, AstraZeneca shall either itself or through its Affiliates, Sub-licensees or Distributors use Commercially Reasonable Efforts to:

11.7.1	complete Final Development of the relevant Product in the Major Markets;

11.7.2	[***]
11.7.3	maximise the financial return on the relevant Product in each Major Market and in the countries (considered as a whole) comprising the rest of the world.

If CAT at any time believes that AstraZeneca or its Affiliates are not using their Commercially Reasonable Efforts CAT shall have the right, no more frequently than once every [***], to give written notice to AstraZeneca requesting written justification, in the form of detailed reasons, which would support the proposition that AstraZeneca and its Affiliates are using Commercially Reasonable Efforts. AstraZeneca shall provide such written justification to CAT within [***] of the date of CAT’s request.

11.8	Diligence on CAT During Exploitation. Following First Commercial Sale of any CAT Alliance Product in a Major Market arising from a CAT Alliance Development Programme in respect of which there has been an AstraZeneca Opt-out at CDTP or an AstraZeneca Abandonment of Joint Development Programme or an AstraZeneca Abandonment of AstraZeneca Development Programme, CAT shall either itself or through its Affiliates, Sub-licensees or Distributors use Commercially Reasonable Efforts to:

11.8.1	complete Final Development of the relevant Product in the Major Markets;

11.8.2	[***]

11.8.3	maximise the financial return on the relevant Product in each Major Market and in the countries (considered as a whole) comprising the rest of the world.

If AstraZeneca at any time believes that CAT or its Affiliates are not using their Commercially Reasonable Efforts AstraZeneca shall have the right, no more frequently than once every [***], to give written notice to CAT requesting written justification, in the form of detailed reasons, which would support the proposition that CAT and its Affiliates are using Commercially Reasonable Efforts. CAT shall provide such written justification to AstraZeneca within [***] of the date of AstraZeneca’s request.

11.9	Exclusive Remedy. The consequences specified in Clauses 11.2, 11.3 and 11.5 shall be the only remedy available to a Party in respect of the events set out in those Clauses such that damages, an account of profits or similar remedies are not available in those events.

12.	Transfer of Materials

12.1	Transfer of Materials. To the extent that one Party (“Supplying Party”) supplies the other Party (“Receiving Party”) with samples of Materials owned by the Supplying Party under the terms of this Agreement, the Receiving Party covenants and agrees that during the Term it shall only use the Supplying Party’s Materials provided to it under this Agreement for the specific research purposes contemplated by the relevant Work Plan or other purpose contemplated by this Agreement, and shall not use the Materials for any other purpose without the prior written consent of Supplying Party.

12.1.1

Each Party understands that all such Materials are provided “AS IS” for the specific purposes authorised hereunder, are experimental in nature, and are provided without warranty of merchantability or fitness for any purpose or any other warranty (express or implied). The Materials shall not be used in humans.

12.1.2	Upon termination of the specific purposes in question the Receiving Party shall promptly return, or at the Supplying Party’s request destroy, any of the Supplying Party’s Materials in its possession or control received by it.

12.1.3	The Parties shall co-operate in accordance with Applicable Law to ensure where permissible no import duties are paid on imported Materials. Where import duties are payable, the Parties shall co-operate to ensure that the Party responsible for shipping as identified in the relevant Work Plan values the clinical product in accordance with Applicable Law and minimises where permissible any such duties and any related import taxes that are not reclaimable from the relevant authorities.

12.2	Compliance with Regulations. Each of AstraZeneca and CAT shall comply, and shall ensure that all of their respective Affiliates comply, with all Applicable Law, rules and regulations in connection with the use, transfer, storage and handling of any Materials. Any animal that has any Material administered to it in connection with the research activities to be performed under this Agreement, and any products derived from those animals (such as egg or milk) shall not be used for food purposes, nor shall such animals be used for commercial breeding purposes.

12.3	Scope of Application. The foregoing provisions of this Clause 12 shall not apply to any Materials intended for clinical use and/or which are intended for purposes which under Applicable Law require Material made in accordance with cGMP.

13.	Alliance Funding

13.1

Funding. The Target Selection Committee shall oversee and direct the allocation of FTE resource dedicated to the Target Selection Process and the Programme Costs of such work shall be borne by the Parties equally.

The RMC or GPT as appropriate shall agree upon a Programme Budget [***] for each Work Plan required under this Agreement setting out the Programme Costs projected to be incurred in performance of the relevant Work Plan in accordance with the provisions of Clauses 5 to 9. The Programme Costs set out in the relevant Programme Budget for a given activity shall be paid by the Party assigned responsibility for that activity under the relevant Work Plan, but shall be subject to cost sharing in accordance with, and to the extent set out in, the following provisions of this Clause 13 or, where stated, shall be paid for at the FTE Rate for Services. For the purpose of this Clause 13 and the other cost sharing provisions in this Agreement:

13.1.1	only those employees of a Party who are of graduate qualified or equivalent status and who spend time devoted to Alliance activities relating to the Target Selection Process or set out in a Work Plan, including time devoted to Alliance activities spent by RMC Members, Target Selection Committee Members and Alliance Managers (“Alliance Employees”) shall count towards the FTE Costs;

13.1.2	the Parties will record the time spent by Alliance Employees on Alliance activities relating to the Target Selection Process or set out in a Work Plan and only that time shall count towards the FTE Costs;

13.1.3	the time spent by Alliance Employees pursuant to Clause 13.1.2 shall be charged to the Alliance by expressing that time as a proportion of [***] hours per Calendar Year and multiplying it by the FTE Rate; and

13.1.4	all costs in respect of activities not related to the Target Selection Process or set out in a Work Plan shall be borne by the Party incurring those costs unless expressly provided for in this Agreement.

13.2

Cost reimbursement in respect of CAT Discovery Programmes adopted by AstraZeneca. In the event that AstraZeneca adopts a CAT Alliance Discovery Programme, a CAT Existing Discovery Programme or a CAT Independent Target pursuant to Clauses 6.12, 6.1 or 6.10 respectively, it shall pay to CAT a sum equal to [***] of the amount spent by CAT on that

Discovery Programme or CAT Independent Target, as evidenced by CAT’s written records, which shall be invoiced by CAT to AstraZeneca. In calculating the amount, the Alliance FTE Rates applied in this Agreement shall apply to the calculation and the costs shall include all other sums which are in the nature of Programme Costs specifically incurred for that Discovery Programme or in relation to that CAT Independent Target. AstraZeneca shall not be obliged to pay any amount which is not recorded in CAT’s books as relating to a particular Discovery Programme or CAT Independent Target nor for any costs other than Programme Costs.

13.3	Cost Sharing and Reconciliation. The Parties shall equally share the Alliance Co-Funded Costs and the Programme Costs of all work carried out in relation to the Target Selection Process, Joint Discovery Programmes and Joint Development Programmes. To the extent that one Party has incurred more Programme Costs than the other in relation to these activities the Programme Costs shall be reconciled in accordance with Schedule 13.3.

13.4	Contract Research. Where CAT provides services to AstraZeneca, as set out in the relevant Work Plan, in respect of an AstraZeneca Discovery Programme or an AstraZeneca Development Programme, AstraZeneca shall pay for CAT’s costs of the activities specified in the Work Plan at the FTE Rate for Services or Fully Burdened Manufacturing Costs or External Costs as the case may be. CAT shall invoice AstraZeneca for the sums payable under this Clause 13.4 quarterly in arrears and AstraZeneca shall make payment of the invoiced amount within sixty (60) days of the date of receipt of each invoice.

13.5	[***]

13.6	Target Licence Fees.

13.6.1	All Target Licence Fees in respect of any Third Party Target Patents in-licensed by AstraZeneca for the purpose of any Joint Discovery Programme, Joint Development Programmes or the Final Development of Alliance Co-Funded Products shall be paid by AstraZeneca but as between the Parties shall be borne as follows: (i) if the Target Licence Fee is payable [***] in relation to the relevant Collaboration Antibody, AstraZeneca shall bear the cost; and (ii) if the Target Licence Fee is payable [***] in relation to the relevant Collaboration Antibody, the Target Licence Fees shall be treated as costs of the relevant Discovery Programme or Development Programme or Final Development and shall be shared and reconciled in accordance with Clause 13.3.

13.6.2	AstraZeneca shall be responsible for and pay all Target Licence Fees in respect of any Target Licence required for an Alliance Target which is the subject of an AstraZeneca Discovery Programme, an AstraZeneca Development Programme or the Final Development or Exploitation of an AstraZeneca Product or any Alliance Product other than an Alliance Co-Funded Product.

13.6.3	CAT shall be responsible for and pay all Target Licence Fees in respect of any Target Licence it takes in respect of an Alliance Target which is the subject of a CAT Alliance Discovery Programme or a CAT Alliance Development Programme or the Final Development or Exploitation of a CAT Alliance Product.

13.6.4	In relation to royalties payable under a Target Licence, such royalties shall be paid as follows:

(a)	in the case of Alliance Co-Funded Products[***]; and

(b)	in the case of CAT Alliance Products, [***].

13.7	Records Retention; Audit.

13.7.1	Each Party shall keep or cause to be kept accurate records or books of account in accordance with IAS accounting principles that, in reasonable detail, fairly reflect the reimbursable Programme Costs including a time reporting system on FTE hours spent and records of External Costs and Fully Burdened Manufacturing Costs incurred on each Programme. Such books and records shall be maintained by the relevant Party for at least [***] following the end of the Calendar Year to which they pertain.

13.7.2

Upon the written request of one Party, the other Party shall permit a certified public accountant or a person possessing similar professional status and associated with an independent accounting firm reasonably acceptable to the Parties to inspect during regular business hours and no more than once a Calendar Year and going back no more than [***] after receipt of the respective invoice, all or any part of the records and books necessary to verify such invoices and reports. The accounting firm shall enter into appropriate obligations with that Party to treat all information it receives during its inspection in confidence. The accounting firm shall disclose to CAT and AstraZeneca only whether such invoices and reports are correct and details concerning any discrepancies, but no other information shall be disclosed to the auditing Party. The charges of the accounting firm shall be paid by the auditing Party, except that if the reimbursable Programme Costs have been overstated by more than five percent (5%), the charges shall be paid by the audited Party.

14.	Milestone Payments

14.1	Total Obligation. Save as otherwise provided in this Agreement, the milestone payments and royalty payments payable by each Party to the other Party pursuant to this Clause 14 and Clause 15, taken together with the funding to be provided by each Party to the other pursuant to Clause 13, represent the Parties’ financial obligations to each other hereunder and neither Party shall be entitled to any additional compensation or remuneration from the other Party under this Agreement.

14.2	AstraZeneca Development Milestones.

14.2.1	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part A in relation to an AstraZeneca Discovery Programme and any AstraZeneca Product which is developed from that Discovery Programme.

14.2.2	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part B in relation to an AstraZeneca Development Programme and any AstraZeneca Product which is developed from that Development Programme in respect of which there has been a CAT Opt-out at CDTP.

14.2.3	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part B in relation to an AstraZeneca Development Programme and any AstraZeneca Product which is developed from that Development Programme in respect of which there has been a CAT Abandonment of Joint Development Programme.

14.2.4	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part C in relation to any Alliance Product (other than an Alliance Co-Funded Product) which is developed from a Final Development in respect of which there has been a CAT Opt-out at PoC.

14.2.5	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part C in relation to any Alliance Product for which CAT has given AstraZeneca notice that it revokes the designation of the Product as an Alliance Co-Funded Product.

14.2.6	AstraZeneca shall pay the milestone payments set out in Schedule 14.2 Part D in relation to any Alliance Co-Funded Product.

14.3	CAT Development Milestones.

14.3.1	Where there has been an AstraZeneca Abandonment of AstraZeneca Discovery Programme, CAT shall pay the milestone payments set out in Schedule 14.3 Part A in relation to product arising from a discovery programme or development programme conducted by CAT in respect of its continuation of the AstraZeneca Discovery Programme as set out in Clause 6.9, and any product arising out of such programmes shall be deemed to be a Product for the purposes of calculating milestones.

14.3.2	CAT shall pay the milestone payments set out in Schedule 14.3 Part B in relation to a CAT Alliance Development Programme and any CAT Alliance Product which is developed from that Development Programme in respect of which there has been an AstraZeneca Opt-out at CDTP.

14.3.3	CAT shall pay the milestone payments set out in Schedule 14.3 Part B in relation to any CAT Alliance Development Programme and any CAT Alliance Product which is developed from that Development Programme in respect of which there has been an AstraZeneca Abandonment of Joint Development Programme.

14.3.4	CAT shall pay the milestone payments set out in Schedule 14.3 Part B in relation to any CAT Alliance Development Programme and any CAT Alliance Product which is developed from that Development Programme in respect of which there has been an AstraZeneca Abandonment of AstraZeneca Development Programme.

14.3.5	CAT shall pay the milestone payments set out in Schedule 14.3 Part C in relation to a Final Development and any CAT Alliance Product which is developed from that Final Development in respect of which there has been an AstraZeneca Opt-out at PoC.

14.3.6	CAT shall pay the milestone payments set out in Schedule 14.3 Part C in relation to a Final Development and any CAT Alliance Product which is developed from that Final Development in respect of which there has been an AstraZeneca Abandonment of Alliance Product which AstraZeneca has decided not to out-license.

14.3.7	CAT shall pay the milestone payments set out in Schedule 14.3 Part C in relation to a Final Development and any CAT Alliance Product which is developed from that Final Development in respect of which there has been an AstraZeneca Abandonment of AstraZeneca Product derived from a Joint Discovery Programme which AstraZeneca has decided not to out-license.

14.3.8	CAT shall pay the milestone payments set out in Schedule 14.3 Part C in relation to a Final Development and any CAT Alliance Product which is developed from that Final Development in respect of which there has been an AstraZeneca Abandonment of Alliance Co-Funded Product.

14.4	Milestone Payments. In respect of Exclusive Antibodies against a Target identified in each Discovery Programme, the milestone payments for each Product (whether it is an Alliance Product, an AstraZeneca Product or a CAT Alliance Product) shall be payable as follows:

14.4.1

for the first Alliance Product, AstraZeneca Product or CAT Alliance Product containing such an Exclusive Antibody to achieve each of the milestone events set out in the Schedules referred to in either Clause 14.2 (in the case of an Alliance Product or AstraZeneca Product) or Clause 14.3 (in the case of a CAT Alliance Product) all of the milestone payments set out in the applicable part of the Schedule shall be payable once in respect of such Product. Once a milestone payment has been made in respect of an Alliance Product, CAT Alliance Product or AstraZeneca Product in relation to a particular milestone event that milestone payment shall not be paid a second time even if the Alliance Product, CAT Alliance Product or AstraZeneca Product subsequently falls within a different sub-section of the Schedules referred to in Clauses 14.2 or 14.2.6; and

14.4.2	for each subsequent Alliance Product, AstraZeneca Product or CAT Alliance Product containing such an Exclusive Antibody, but which is a different Exclusive Antibody from the first Product, any milestone payments set out in the Schedules referred to in either Clauses 14.2.1 to 14.2.5 or in Clauses 14.3.1 to 14.3.8 already paid in relation to the first Product shall be credited against any milestone payments payable in respect of that subsequent Product.

14.5	Milestone Reporting. Each Party will report the occurrence of a milestone event to the other Party within thirty (30) days of the occurrence of such event and will make the payment within sixty (60) days of the occurrence of such event.

15.	Royalty Payments and Other Payment-Related Provisions

15.1	AstraZeneca Royalties.

15.1.1	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part A in relation to any AstraZeneca Product which is developed from an AstraZeneca Discovery Programme.

15.1.2	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part B in relation to any AstraZeneca Product which is developed from a Joint Discovery Programme in respect of which there has been a CAT Opt-out at CDTP.

15.1.3	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part B in relation to any AstraZeneca Product which is developed from a Joint Development Programme in respect of which there has been a CAT Abandonment of Joint Development Programme.

15.1.4	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part C in relation to any Alliance Product (other than an Alliance Co-Funded Product) which is developed from a Final Development in respect of which there has been a CAT Opt-out at PoC.

15.1.5	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part C in relation to any Alliance Co-Funded Product for which CAT has given AstraZeneca notice that it revokes the designation of the Product as an Alliance Co-Funded Product.

15.1.6	AstraZeneca shall pay the royalties set out in Schedule 15.1 Part D in relation to any Alliance Co-Funded Product.

15.2	CAT Royalties.

15.2.1	CAT shall pay to AstraZeneca the royalties set out in Schedule 15.2 Part A in relation to any CAT Alliance Product developed from a CAT Alliance Discovery Programme which AstraZeneca has not adopted pursuant to Clause 6.12.

15.2.2	Where there has been an AstraZeneca Abandonment of AstraZeneca Discovery Programme, CAT shall pay the royalties set out in Schedule 15.2 Part A in relation to any product arising out of the discovery programme or development programme conducted by CAT in respect of its continuation of the AstraZeneca Discovery Programme as set out in Clause 6.9, and any product arising out of such programmes shall be deemed to be a Product for the purposes of calculating Net Sales and royalties.

15.2.3	CAT shall pay the royalties set out in Schedule 15.2 Part B in relation to any CAT Alliance Product which is developed from a Joint Discovery Programme in respect of which there has been an AstraZeneca Opt-out at CDTP.

15.2.4	CAT shall pay the royalties set out in Schedule 15.2 Part B in relation to any CAT Alliance Product which is developed from a Joint

Development Programme in respect of which there has been an AstraZeneca Abandonment of Joint Development Programme.

15.2.5	CAT shall pay the royalties set out in Schedule 15.2 Part B in relation to any CAT Alliance Product which is developed from an AstraZeneca Development Programme in respect of which there has been an AstraZeneca Abandonment of AstraZeneca Development Programme.

15.2.6	CAT shall pay the royalties set out in Schedule 15.2 Part C in relation to any CAT Alliance Product which is developed from a Joint Development Programme in respect of which there has been an AstraZeneca Opt-out at PoC.

15.2.7	CAT shall pay the royalties set out in Schedule 15.2 Part C in relation to any CAT Alliance Product which is developed from a CD in respect of which there has been an AstraZeneca Abandonment of Alliance Product which AstraZeneca has decided not to out-license.

15.2.8	CAT shall pay the royalties set out in Schedule 15.2 Part C in relation to any CAT Alliance Product which is developed from a CD in respect of which there has been an AstraZeneca Abandonment of AstraZeneca Product derived from a Joint Discovery Programme which AstraZeneca has decided not to out-license.

15.2.9	CAT shall pay the royalties set out in Schedule 15.2 Part C in relation to any CAT Alliance Product which is developed from a Joint Development Programme in respect of which there has been an AstraZeneca Abandonment of Alliance Co-Funded Product.

15.3	Royalties on Sales of Non-Antibody Products Developed using Alliance IP.

15.3.1	CAT Royalties. CAT shall pay to AstraZeneca a royalty of [***] of the Net Sales of any product discovered or developed using the Results licensed to CAT under Clause 18.10 other than one containing an Antibody.

15.3.2	AstraZeneca Royalties. AstraZeneca shall pay to CAT a royalty of [***] of the Net Sales of any product discovered or developed using the Results licensed to AstraZeneca under Clause 18.11 other than one containing an Antibody. [***].

15.4	Payments in relation to Products for diagnostic use. In the event that AstraZeneca develops or Exploits a companion diagnostic to an AstraZeneca Product or an Alliance Product (a “Diagnostic Product”), the following shall apply:

15.4.1	If the Diagnostic Product is sold in conjunction with and as a diagnostic aid to treatment by another AstraZeneca Product or Alliance Product, AstraZeneca shall pay to CAT [***].

15.4.2	If the AstraZeneca Product or Alliance Product ceases to be Exploited by AstraZeneca, but the Diagnostic Product continues to be sold by AstraZeneca as a separate product, AstraZeneca shall pay to CAT a royalty of [***] of the Net Sales of the Diagnostic Product.

15.4.3	Save as set out in Clauses 15.4.1 and 15.4.2, no milestones, royalties or other payments shall be payable by AstraZeneca to CAT in respect of any Diagnostic Product.

15.5	Combination Products. With respect to Combination Products, the Annual Net Sales used for the calculation of the royalties under this Clause 15 shall be determined as follows:

A	X Net Sales of the Combination Product, where:
A+B

A =	standard sales price of the ready for sale form of a Product containing the same amount of Collaboration Antibody or Antibodies as its sole active ingredient or ingredients as the Combination Product in question contains, in the given country.

B =	standard sales price of the readyforsale form of a product containing the same amount of the other therapeutically active ingredient(s) as is contained in the Combination Product in question, in the given country.

Provided that if, in a specific country: (i) A is known but the other therapeutically active ingredient(s) in such Combination Product are not sold separately in that country in products with the same quantity of active ingredient, Net Sales shall be adjusted by multiplying actual Net Sales of such Combination Product by the fraction A/C, where C is the standard sales price in that country of that Combination Product; or (ii) B is known but a Product containing the same amount of such Collaboration Antibody(s) is not sold separately in that country, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product by the fraction C-B/C. If, in a specific country, A and B are not known, the allocation of Net Sales for such Combination Product shall be negotiated by the Parties in good faith.

15.6	Royalty Term. A Party’s obligation to pay royalties shall commence, on a country-by-country basis, with respect to each separate Product, on the date of First Commercial Sale of such Product in such country. The obligation shall expire, on a country-by-country basis, with respect to each separate Product on the latest to occur of: [***]

In the event that in any country in Europe the Collaboration Patent or CAT Patent is not filed in separate countries, but is filed as a pan-European Patent, the relevant Patent for the purposes of this Clause 15.6 shall be the pan-European Patent.

Upon termination of the royalty obligations of a Party under this Clause 15, with respect to a Product in any country, the licence granted to such Party shall become fully paid-up and irrevocable with respect to such country and the Net Sales of such Product in such country shall be excluded from the royalty calculations in this Clause 15 (including the thresholds and ceilings).

15.7	Valid Claim. [***]

15.8	Sales Subject to Royalties.

15.8.1

Sales between AstraZeneca or CAT as the case may be, its Affiliates and Sub-licensees shall not be subject to royalties hereunder. Royalties shall be calculated [***]. Royalties shall be payable only once for any given batch of Products. For the purposes of determining Net Sales, the Product shall be deemed to be sold when invoiced and a “sale” shall not include, and no royalties shall be payable on, transfers by AstraZeneca or CAT, its Affiliates or Sub-licensees of free samples of Products or clinical trial materials containing CDs or other transfers or dispositions for charitable, pre-clinical, clinical or regulatory purposes. No royalties shall be payable on any transfer between the Parties and/or their Affiliates.

15.8.2	The calculation of royalties under this Clause 15 shall be conducted separately for each Product. Thus if a Party sells more than one Product, the royalty rates, the thresholds and ceilings set out in Schedules 15.1 and 15.2 shall apply separately to each Product.

15.9	Royalty Payments. The royalties shall be calculated quarterly as of the last day of March, June, September and December respectively, for the Calendar Quarter ending on that date. Each Party shall pay the royalties in conjunction with the delivery of a written report to the other Party within ninety (90) days after the end of each Calendar Quarter that shows, with respect to each country and each Product, the amount of royalty payable, sales volume and Net Sales during such Calendar Quarter.

15.10	Currency. All payments required under this Agreement shall be made in U.S. Dollars. For the purpose of computing the Net Sales of Products sold in a currency other than U.S. Dollars, such currency shall be converted from local currency to U.S. Dollars by a Party in accordance with the rates of exchange for the relevant month for converting such other currency into U.S. Dollars used by that Party for its quarterly public financial reporting.

15.11	Mode of Payment. All payments due to a Party under this Agreement shall be made in US dollars within the relevant period, or if no period is stipulated, within thirty (30) days of receipt of the relevant invoice. Payments shall be made by electronic wire transfer of immediately available funds directly to the account of AstraZeneca or CAT designated below or to any other account which such Party may specify by written notice.

Bank Account For CAT:

Account Name: Cambridge Antibody Technology Limited

[***]

Bank Account For AstraZeneca:

Account Name: AstraZeneca UK Limited

[***]

Written confirmation of such transfer shall be sent by the Party making the payment at the time of the transfer to the Chief Financial Officer of the Party receiving payment at the address provided below, or to such other individual/address as may be designated by written notice.

Address of AstraZeneca:	Address of CAT:
15 Stanhope Gate	Milstein Building

London W1K 1LN	Granta Park

Cambridge CB1 6GH

15.12	Interest. Where either AstraZeneca or CAT does not receive payment of any sums properly due and payable to it hereunder within the relevant period, interest shall accrue on the sum due and owing at the Interest rate, calculated on a daily basis, without prejudice to AstraZeneca’s or CAT’s, as applicable, right to receive payment within the relevant period.

15.13	Records Retention; Audit.

15.13.1	Until the [***] anniversary of 31 January of the Calendar Year in which a Product is sold, each Party shall keep or cause to be kept accurate records or books of account in accordance with IAS accounting principles showing the information that is necessary for the accurate determination of the royalties due hereunder with respect to the sale of such Product.

15.13.2

Upon the written request of one Party the other Party shall permit a certified public accountant or a person possessing similar professional status and associated with an independent accounting firm acceptable to the Parties to inspect during regular business hours and no more than once a Calendar Year and going back no more than three (3) years preceding the then current Calendar Year, all or any part of the audited

Party’s records and books necessary to check the accuracy of the royalties paid. The accounting firm shall enter into appropriate obligations with the audited Party to treat all information it receives during its inspection in confidence. The accounting firm shall disclose to the auditing Party only whether the royalty reports are correct and details concerning any discrepancies, but no other information shall be disclosed to the auditing Party. The charges of the accounting firm shall be paid by the auditing Party, except that if the royalties have been understated by more than five percent (5%), the charges shall be paid by the audited Party. Any failure by the auditing Party to exercise its right under this Clause 15.13.2 with respect to a Calendar Year shall constitute a waiver by that Party of its right to later object to any payments made by the other Party under this Agreement during such Calendar Year.

15.14	Invoicing. All payments due to a Party under this Agreement shall be invoiced separately and in full. For the purposes of Indirect Tax invoicing there shall be no offset of amounts due from the other Party. For the avoidance of doubt, this includes, but is not restricted to, the circumstances set out in Clauses [***], 9.3 and 14.4.2, which state that the paying Party may be entitled to withhold or credit certain sums from payments otherwise due.

16.	Taxes

16.1	General. The royalties, milestones and other amounts payable by one Party to the other Party pursuant to this Agreement (“Payments”) shall not be reduced on account of any taxes unless required by Applicable Law. The paid Party alone shall be responsible for paying any and all taxes (other than withholding taxes or deduction of tax at source required by Applicable Law to be paid by the paying Party) levied on account of, or measured in whole or in part by reference to, any Payments it receives. The paying Party shall deduct or withhold from the Payments any taxes that it is required by Applicable Law to deduct or withhold.

Notwithstanding the foregoing, if the paid Party is entitled under any applicable tax treaty to a reduction of rate of, or the elimination of, applicable withholding tax, it may deliver to the paying Party or the appropriate governmental authority (with the assistance of the paying Party to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding tax or to relieve the paying Party of its obligation to withhold tax, and the paying Party shall apply the reduced rate of withholding tax, or dispense with withholding tax, as the case may be, provided that the paying Party has received evidence, in a form satisfactory to the paying Party, of the paid Party’s delivery of all applicable forms (and, if necessary, its receipt of appropriate governmental authorisation) at least fifteen (15) days prior to the time that the Payments are due. If, in accordance with the foregoing, the paying Party withholds any amount, it shall pay to the paid Party the balance when due, make timely payment to the proper taxing authority of the withheld amount, and send to the paid Party proof of such payment within sixty (60) days following that payment.

16.2	Indirect Tax. Notwithstanding anything contained in Clause 16.1, this Clause 16.2 shall apply with respect to value added taxes, sales taxes or other similar taxes (“Indirect Tax”). All Payments are exclusive of Indirect Tax. If any Indirect Tax is chargeable in respect of any Payments, the paying Party shall pay Indirect Tax at the applicable rate in respect of any such Payments following the receipt of a Indirect Tax invoice in the appropriate form issued by the paid Party in respect of those Payments, such Indirect Tax to be payable on the due date of payment of the Payments to which such Indirect Tax relates.

17.	Ownership of Intellectual Property

17.1	CAT Background Technologies. AstraZeneca shall not acquire any interest in, licence to or right of access to the CAT Background Technologies save as expressly set out in this Agreement.

17.2	AstraZeneca Background Technologies. CAT shall not acquire any interest in, licence to or right of access to the AstraZeneca Background Technologies save as expressly set out in this Agreement.

17.3	Excluded Rights. Except for those rights and licences expressly granted under this Agreement, nothing in this Agreement shall be construed as creating, granting or conveying to one Party any licence, right, title or other interest in or to any Patent, Materials or Know-How owned or Controlled by the other Party or its Affiliates (including for the avoidance of doubt Patents, Materials or Know-How relating to antibody discovery procedures other than those falling within the definition of CAT Background Technologies at the Effective Date and which might be owned by an Affiliate of CAT which becomes an Affiliate of CAT after a Change of Control of CAT): (a) existing prior to the Effective Date; or (b) independently discovered and developed during the Term by such other Party or its Affiliates outside the scope of this Agreement and without use of the first Party’s Patents, Materials or Know-How.

17.4	Target Results. All rights in and to Target Results shall vest in the Parties jointly in undivided shares and each Party shall, and does hereby, assign with full title guarantee free from all encumbrances other than those set out in this Agreement, and shall cause its Affiliates and its and their employees, sub-contractors and agents, as applicable, to so assign, into the joint names of the Parties, without additional compensation, such right, title and interest in and to any Target Results. Assignment and transfer of all Target Results shall occur instantly and automatically upon the development, making, conception or reduction to practice of such Target Results, as the case may be, and save as required for Patent purposes shall not require any further deeds or documents to be exchanged between the Parties. Any patent filings for Target Results shall be undertaken in the manner specified in Clause 19.1. Each Party undertakes to the other Party not to nor to enter into any agreement to:

17.4.1	assign or otherwise dispose of its ownership interest in the Target Results (whether in whole or in part and including by way of charge or mortgage) other than in connection with a transfer of its rights and obligations under this Agreement as permitted by Clause 27; or

17.4.2	grant any licence to a Third Party under the Target Results or disclose or transfer the Target Results to a Third Party other than as permitted by this Agreement; or

17.4.3	use the Target Results for any purpose other than as permitted by this Agreement provided always that this restriction shall not apply to Target Results that come into the public domain through the performance of this Agreement, provided that: (i) solely to the extent that Target Results are useful in filing for IP Protection Rights comprised within AstraZeneca Results or CAT Results as the case may be, AstraZeneca and CAT respectively shall have the sole right to incorporate such Target Results within any application for such IP Protection Rights; and (ii) the restrictions set out in this Clause 17.4 shall not apply to Target Results relating to any Alliance Target that is rejected from the Target Pool.

17.5

AstraZeneca Results. AstraZeneca shall exclusively own all AstraZeneca Results. CAT shall promptly disclose to AstraZeneca in writing the development, making, conception or reduction to practice of any AstraZeneca Results, and shall, and does hereby, assign with full title guarantee free from all encumbrances other than those set out in this Agreement, and shall cause its Affiliates and its and their employees, sub-contractors and agents, as applicable, to so assign, to AstraZeneca, without additional compensation, such right, title and interest in and to any AstraZeneca Results. Assignment and transfer of all such AstraZeneca Results shall occur instantly and automatically upon the development, making, conception or reduction to practice of such AstraZeneca Results, as the case may be, and save as required for Patent purposes shall not require any further deeds or documents to be exchanged between the Parties. Any patent filings in respect of AstraZeneca Results shall be undertaken in the manner specified in Clause 19.1. AstraZeneca shall only be entitled to use the AstraZeneca Results derived from a Joint Discovery Programme or Final Development of an Alliance Co-Funded Product for: (i) any research, discovery, development or Exploitation purpose contemplated by this Agreement; and (ii) the purpose of researching, discovering, developing or Exploiting any product other than one containing an Antibody.

17.6	CAT Results. CAT shall exclusively own all CAT Results. AstraZeneca shall promptly disclose to CAT in writing the development, making, conception or reduction to practice of any CAT Results, and shall, and does hereby, assign with full title guarantee free from all encumbrances other than those set out in this Agreement, and shall cause its Affiliates and its and their employees, sub-contractors and agents, as applicable, to so assign, to CAT, without additional compensation, such right, title and interest in and to any CAT Results. Assignment and transfer of all such CAT Results shall occur instantly and automatically upon the development, making, conception or reduction to practice of such CAT Results, as the case may be, and save as required for Patent purposes shall not require any further deeds or documents to be exchanged between the Parties. Any patent filings in respect of CAT Results shall be undertaken in the manner specified in Clause 19.3.

17.7

Improvements to CAT Background Technologies. Notwithstanding anything contained in Clauses 17.4, 17.5 and 17.6, CAT shall exclusively own all Know-How, Materials and related IP Protection Rights that constitute Improvements to CAT’s Background Technologies and which arise during the course of the Target Selection Process or any Programme. Each Party shall promptly disclose to the other Party in writing the development, making, conception or reduction to practice of any such Know-How, Materials and related IP Protection Rights and AstraZeneca shall, and does hereby, assign with full title guarantee free from all encumbrances other than those set out in this Agreement, and shall cause its Affiliates and its and their employees and agents, as applicable, to so assign, to CAT, without additional compensation, such right, title and interest in and to any such Know-How, Materials and related IP Protection Rights which they may have. Assignment and transfer of all such Know-How, Materials and related IP Protection Rights which they may have shall occur instantly and automatically upon the development, making, conception or reduction to practice of the same, as the case may be, and save as required for Patent purposes shall not require any further deeds or documents to be exchanged between the Parties. Any patent filings in respect of any of the foregoing shall be undertaken in the manner specified in Clause 19.6.

17.8	Improvements to AstraZeneca Other Technologies. Notwithstanding anything contained in Clauses 17.4, 17.5 and 17.6, AstraZeneca shall exclusively own all Know-How, Materials and related IP Protection Rights that constitute Improvements to AstraZeneca Other Technologies and which arise during the course of the Target Selection Process or any Programme. Each Party shall promptly disclose to the other Party in writing the development, making, conception or reduction to practice of any such Know-How, Materials and related IP Protection Rights and CAT shall, and does hereby, assign with full title guarantee free from all encumbrances other than those set out in this Agreement, and shall cause its Affiliates and its and their employees and agents, as applicable, to so assign, to AstraZeneca, without additional compensation, such right, title and interest in and to any such Know-How, Materials and related IP Protection Rights which they may have. Assignment and transfer of all such Know-How, Materials and related IP Protection Rights which they may have shall occur instantly and automatically upon the development, making, conception or reduction to practice of the same, as the case may be, and save as required for Patent purposes shall not require any further deeds or documents to be exchanged between the Parties. Any patent filings in respect of any of the foregoing shall be undertaken in the manner specified in Clause 19.6.

17.9	Clinical Data. The Parties acknowledge that any Clinical Data generated under any Joint Development Programme or AstraZeneca Development

Programme or generated in relation to any Alliance Product or AstraZeneca Product shall be comprised within the AstraZeneca Results and shall be confidential to AstraZeneca and shall be treated as Confidential Information in accordance with Clause 20 provided always that AstraZeneca shall have the right to disclose such results as it considers appropriate.

17.10	Further Assurance. Upon request by AstraZeneca and at AstraZeneca’s expense, CAT shall undertake such acts as may be reasonably necessary to assign to AstraZeneca or to otherwise perfect AstraZeneca’s interests in and to any AstraZeneca Results or Improvements to any AstraZeneca Other Technologies pursuant to Clause 17.8 (including, without limitation, any Patent applications or Patents filed during or after the Term to protect such AstraZeneca Results or Improvements), which may include causing the execution of any assignments or other documents necessary to perfect AstraZeneca’s interests in the AstraZeneca Results or Improvements to any AstraZeneca Other Technologies.

Upon request by CAT and at CAT’s expense, AstraZeneca shall undertake such acts as may be reasonably necessary to assign to CAT or to otherwise perfect CAT’s interests in and to any CAT Results or Improvements to any CAT Background Technologies pursuant to Clause 17.7 (including, without limitation, any Patent applications or Patents filed during or after the Term to protect such CAT Results or Improvements), which may include causing the execution of any assignments or other documents necessary to perfect CAT’s interests in the CAT Results or Improvements to any CAT Background Technologies.

17.11	Employees and Subcontractors. Each Party shall ensure that any employee of that Party involved in the performance of this Agreement shall be employed on legally binding written terms which require the assignment of IP Protection Rights and other intellectual property resulting from work carried out by that employee to the employing Party.

Each Party which subcontracts any part of a Joint Discovery Programme, a Joint Development Programme or any Final Development of an Alliance Product as permitted under this Agreement shall do so on terms which, as far as commercially reasonable, require (i) the disclosure by the subcontracting Party of all Know-How created in the course of the services to be performed under the subcontract; (ii) the assignment of IP Protection Rights and other intellectual property and other rights in and to any Results or Improvements created by that subcontractor in the course of providing the relevant services automatically to the subcontracting Party; (iii) the provision by the subcontractor of all reasonable assistance in the filing, prosecution, defence and enforcement of any Patents or IP Protection Rights in respect of any such rights; and (iv) requires the subcontractor to keep any Know-How created by or disclosed to the subcontractor in the course of providing the relevant services confidential on terms at least as onerous as those set out in Clause 20.

17.12	Protection of Certain Intellectual Property. AstraZeneca agrees that if, during the course of the Target Selection Process or any Programme up to the end of the Discovery Term, it or its Affiliates enters into an agreement with a Third Party [***] AstraZeneca shall give written notice of this fact to CAT and:

17.12.1	if the Target Selection Process is still proceeding in relation to the Alliance Target in question it shall be deemed rejected from the Target Pool pursuant to Clause 5.8.1(b); and

17.12.2	in relation to any Joint Discovery Programme or AstraZeneca Discovery Programme relating to the Alliance Target in question, AstraZeneca shall be deemed to have abandoned the same and the consequences set out in Clause 25.4.1 shall apply.

The Parties acknowledge that the provisions of this Clause 17.12 are the minimum necessary to safeguard each of the CAT Background Technologies and the Target Results against prejudicial disclosure to a Third Party.

18.	Licences

18.1	CAT Background Technologies – Research and Discovery Licence. AstraZeneca acknowledges and agrees that, save in the specific circumstances expressly identified in the Handover Schedule or in this Clause 18, AstraZeneca shall have no access to or licence to use CAT Background Technologies or CAT In-Licensed Technologies including in particular the CAT Antibody Library and/or CAT’s Ribosome Display Materials. CAT hereby grants to AstraZeneca and its Affiliates a non-exclusive, non-sub-licensable right under the CAT Background Technologies and the CAT In-Licensed Discovery Technologies to use the same to the extent necessary for AstraZeneca and its Affiliates to undertake the Target Selection Process, Target Validation Work, the Joint Discovery Programmes or the AstraZeneca Discovery Programmes. Nothing in the previous sentence entitles AstraZeneca to any kind of access to or training in the use of the CAT Library and/or CAT’s Ribosome Display Materials.

18.2	AstraZeneca Background Technologies – Research and Discovery Licence. AstraZeneca hereby grants to CAT and its Affiliates a non-exclusive, non-sub-licensable right and licence:

18.2.1	to use the AstraZeneca Background Technologies solely to the extent necessary for CAT and its Affiliates to undertake the Target Selection Process, Target Validation Work and any Joint Discovery Programme; and

18.2.2	to use AstraZeneca Target Technologies solely to the extent necessary for CAT and its Affiliates to undertake CAT Alliance Discovery Programmes.

18.3

Target Results – Research and Discovery Licence. Each Party hereby grants to the other Party and its Affiliates under the Target Results the non-exclusive, non-sub-licensable right and licence to use the same in relation to the Target Selection Process, Target Validation Work and any

Joint Discovery Programme, AstraZeneca Discovery Programme or CAT Alliance Discovery Programme as the case may be.

18.4	AstraZeneca Results and CAT Results – Research and Discovery Licence.

18.4.1	AstraZeneca hereby grants to CAT and its Affiliates a non-exclusive, non-sub-licensable licence to use AstraZeneca Results arising from any Discovery Programme in connection with any Joint Discovery Programme but only as may be required for the conduct of such Joint Discovery Programme (whether or not such AstraZeneca Results derive from that particular Joint Discovery Programme) and a non-exclusive, non-sub-licensable licence to use any such AstraZeneca Results arising from any Discovery Programme in connection with any CAT Alliance Discovery Programme (but only as may be required for the conduct of such CAT Alliance Discovery Programme); and

18.4.2	CAT hereby grants to AstraZeneca and its Affiliates a non-exclusive, non-sub-licensable licence to use CAT Results arising from any Discovery Programme in connection with any Joint Discovery Programme but only as may be required for the conduct of such Joint Discovery Programme (whether or not such CAT Results derive from that particular Joint Discovery Programme) and a non-exclusive, non-sub-licensable licence to use any such CAT Result arising from any Discovery Programme in connection with any AstraZeneca Discovery Programme (but only as may be required for the conduct of such AstraZeneca Discovery Programme).

18.5

CAT Licence to AstraZeneca for development and Exploitation. CAT hereby grants to AstraZeneca and its Affiliates: (i) a worldwide, exclusive right and licence under CAT Background Technologies other than the CAT Background Patents [***] and under the Target Results relating to a particular Programme; and (ii) the non - exclusive worldwide right and licence under the CAT In-Licensed Development Technologies and the CAT Background Patents to:

18.5.1	undertake each particular Joint Development Programme or each particular AstraZeneca Development Programme in respect of the Exclusive Antibodies directed against and binding with the relevant Alliance Target; and

18.5.2	undertake the Final Development and Exploitation of each particular Alliance Product and AstraZeneca Product and in respect of the Exclusive Antibodies directed against and binding with the relevant Alliance Target.

18.6	Nature of Clause 18.5 Licences. To the extent that the rights and licences granted in Clause 18.5 are exclusive they are exclusive including with regard to CAT and its Affiliates save to the extent necessary to enable CAT or its Affiliates to undertake its allotted tasks pursuant to a Work Plan for a Joint Development Programme or an AstraZeneca Development Programme. CAT undertakes not to grant any right or licence to any Third Party under the CAT Background Technologies, CAT In-Licensed Technologies or the Target Results that would be inconsistent with the rights granted pursuant to Clause 18.5.

18.7	AstraZeneca Licence to CAT for development and Exploitation. AstraZeneca hereby grants to CAT and its Affiliates a worldwide right and licence:

18.7.1	[***]

18.7.2	under AstraZeneca Target Technologies and under the Target Results relating to any particular Alliance Target to undertake a CAT Alliance

Development Programme and any Final Development and Exploitation of CAT Alliance Products in respect of the Exclusive Antibodies identified in the course of a CAT Alliance Discovery Programme and directed against and binding with such Alliance Target.

18.8	Nature of Clause 18.7 Licences: The rights and licences granted in Clause 18.7.1 shall be sole as between AstraZeneca and its Affiliates and CAT and its Affiliates for the purposes set out in Clause 18.7.1 and the rights and licences granted in Clause 18.7.2 shall be exclusive for the purposes in Clause 18.7.2 including with regard to AstraZeneca and its Affiliates. AstraZeneca undertakes not to grant any right or licence to any Third Party under the AstraZeneca Background Technologies, the Target Results or the AstraZeneca Results licensed under Clause 18.7 that would be inconsistent with the rights granted under Clause 18.7.

18.9	Switching Designations. For the avoidance of doubt it is declared and agreed that when the provisions of the Handover Schedule apply, thereafter the provision of this Clause 17.12 shall apply in accordance with the Handover Schedule.

18.10	AstraZeneca Licence to CAT for Non-Antibody Approaches. AstraZeneca hereby grants to CAT and its Affiliates a worldwide, perpetual, non-exclusive right and licence, under all of AstraZeneca’s right, title and interest in and to the Target Results and the AstraZeneca Results to research, discover, develop or Exploit any product other than one containing an Antibody.

18.11	CAT Licence to AstraZeneca for Non-Antibody Approaches. CAT hereby grants to AstraZeneca and its Affiliates a worldwide, perpetual, non-exclusive right and licence, under all of CAT’s right, title and interest in and to the Target Results to research, discover, develop or Exploit any product other than one containing an Antibody.

18.12

Sub-licensing. Each Party shall have the right to grant sub-licences, through multiple tiers of sub-licensees, under its rights and licences granted in Clauses 18.5 and 18.7 to its Affiliates and to any other Person.

Where either Party grants a sub-licence to a Person, which is not an Affiliate of that Party, and such Person is not a Distributor, that Person shall be a “Sub-licensee” for purposes of this Agreement. To the extent that either Party is permitted to sub-license the rights granted to it hereunder that Party shall remain responsible for all of its obligations hereunder and if the acts or omissions of any such sub-licensee cause that Party to be in breach of this Agreement that Party shall remain responsible for such breach (with all the express consequences provided for under this Agreement and any implied consequences) regardless of any remedy which that Party may have against the sub-licensee for breach of the sub-licence.

18.13	Appointment of Distributors. Each Party shall have the right, in its sole discretion, to appoint its Affiliates, and each Party and its Affiliates shall have the right, in their sole discretion, to appoint any other Persons, to distribute, market and sell the Products (with or without packaging rights) in circumstances where the Person purchases its requirements of Products from such Party or its Affiliates but does not otherwise make any royalty or other payment to such Party with respect to its IP Protection Rights. In the event that a Party or its Affiliates so appoint a Person and such Person is not an Affiliate of such Party, that Person shall be a “Distributor” for purposes of this Agreement. The term “packaging rights” in this Clause 18.13 shall mean the right for the Distributor to package Products supplied in unpackaged bulk form into individual ready for sale packs.

18.14

Maintenance of Head Licences. Without prejudice to any rights of AstraZeneca under the Head Licences applying in the event of the termination of any such Head Licence, during the term of this Agreement CAT shall maintain the Head Licences and shall not amend or otherwise modify or permit the amendment or modification of any Head Licence in such a way as to diminish the rights granted to AstraZeneca pursuant to this Clause 18 provided that CAT shall not be liable for breach of this Clause 18.14 in the event that the termination of any Head Licence is due to any act or omission of AstraZeneca or its Affiliates. CAT shall promptly provide AstraZeneca with written notice of any alleged, threatened or actual breach and any amendment or modification of any Head Licence. To the extent within its control CAT shall not commit any acts or permit the occurrence of any omissions that would cause the breach or termination of any Head Licence.

18.15	Head Licence Obligations on AstraZeneca. AstraZeneca acknowledges and agrees that in relation to the sub-licence rights granted hereunder under the Head Licences, certain provisions of the Head Licences need to be placed upon AstraZeneca as specified in Schedule 18.15 and that they are so placed upon AstraZeneca by this Agreement and it is so bound, but the Parties acknowledge and agree that AstraZeneca’s sole obligation under this Clause 18.15 shall be to CAT and solely to the extent specified in Schedule 18.15.

18.16	XOMA Notice. AstraZeneca acknowledges and agrees that the provisions of the XOMA Notice must be included in this Agreement and are hereby included by reference, but the Parties acknowledge and agree AstraZeneca’s sole obligation under this Clause 18.16 shall be to CAT and solely to the extent specified in the XOMA Notice.

18.17	Diagnostic Applications. The Parties acknowledge and agree that it is not their intention within the Alliance to develop or Exploit any Collaboration Antibody or Product as a diagnostic tool other than as a companion diagnostic to a Product. Accordingly:

18.17.1	in the event that a Product is Exploited as a companion diagnostic to a Product, neither Party shall Exploit it in such a way as to undermine the financial value attributable to the therapeutic Product to which the diagnostic Product is a companion; and

18.17.2

in the event that the therapeutic Product to which the diagnostic Product is a companion is not Exploited, both Parties shall be released from the restrictions set out in Clause 10 in relation to the Target with which the Collaboration Antibody contained in the diagnostic Product binds and to which the the Collaboration Antibody contained in the diagnostic Product is directed.

19.	Patent Prosecution and Defence

19.1

Prosecution and Maintenance of Collaboration Patents. AstraZeneca shall be solely responsible for the filing, prosecution and maintenance of Collaboration Patents in accordance with the Patent Filing Strategy as may be varied by agreement by patent attorneys acting on behalf of CAT and AstraZeneca and for using reasonable endeavours to prosecute all patent applications forming part of Collaboration Patents to grant in whichever countries AstraZeneca and CAT, in consultation with each other, deem commercially reasonable but not less than those countries listed in the Patent Filing Strategy, including conducting any claims or proceedings relating to them (including but not limited to any interference, reissue or re-examination or opposition or revocation proceedings). AstraZeneca shall in respect of each Joint Discovery Programme make a composition of matter Patent filing in respect of at least the Exclusive CDs identified in the course of such Programme. AstraZeneca shall promptly keep CAT informed of all material developments in relation to the Collaboration Patents including at times prior to such filing occurring and shall, upon CAT’s request, provide CAT with copies of relevant documents related to the filing, prosecution and maintenance of the Collaboration Patents. AstraZeneca shall consider in good faith any reasonable representations made by CAT in relation to the prosecution of the Collaboration Patents when making any submission to a patent office (including the scope of foreign filings) and in the conduct of any proceedings in relation to such Collaboration Patents. In the case of Collaboration Patents covering Target Results the Costs (excluding always Allocable Overhead) of prosecuting and maintaining the same shall be borne equally by the Parties. AstraZeneca shall invoice CAT for its half share of such Costs half-yearly in arrears and CAT shall pay such invoice within thirty (30) days of its date. In all other cases the Costs shall be borne solely by AstraZeneca. In the case where CAT is paying a half share of the Costs, if there is an item of expenditure forecast exceeding [***] AstraZeneca shall seek CAT’s approval to the expenditure before incurring it, not to be unreasonably withheld or delayed.

19.2	Failure to Prosecute Collaboration Patents. In the event that AstraZeneca declines to file or, having filed, declines to further prosecute and maintain any pending Collaboration Patents, AstraZeneca shall provide CAT with written notice thereof. In the case where AstraZeneca has filed but is declining to further prosecute or maintain Collaboration Patents, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances CAT shall have the right to decide that CAT should file, continue to file or prosecute such Collaboration Patents, and, in such case, CAT shall give written notice to AstraZeneca. AstraZeneca shall upon receipt of any such notice from CAT transfer to CAT all its files relating to the relevant Collaboration Patents and execute any documents to transfer control of such filing, prosecution and maintenance to CAT and thereafter CAT shall be responsible for the cost and expense of prosecuting and maintaining such Collaboration Patents.

19.3

Prosecution and Maintenance of CAT Patents. CAT shall at its own cost and expense be solely responsible for the filing, prosecution and maintenance of CAT Patents in accordance with the Patent Filing Strategy as may be varied by agreement by patent attorneys acting on behalf of CAT and AstraZeneca and using reasonable endeavours to prosecute all patent applications forming part of CAT Patents to grant in whichever countries CAT deems commercially reasonable but not less than those countries listed in the Patent Filing Strategy, including the conduct of any claims or proceedings relating to them (including but not limited to any interference, reissue or re-examination or opposition or revocation proceedings). CAT shall keep AstraZeneca promptly informed of all filings made for CAT Patents including sending AstraZeneca a copy of any such filing and otherwise shall keep AstraZeneca informed of all material developments in relation to the CAT Patents and shall, upon

AstraZeneca’ request, provide AstraZeneca with copies of relevant documents related to the filing, prosecution and maintenance of the CAT Patents.

19.4	Failure to Prosecute CAT Patents. In the event that CAT declines to file or, having filed, declines to further prosecute and maintain any pending CAT Patents, CAT shall provide AstraZeneca with written notice thereof. In the case where CAT has filed but is declining to further prosecute or maintain CAT Patents, such notice shall be given at least thirty (30) days prior to the expiration of any official substantive deadline relating to such activities. In any of such circumstances AstraZeneca shall have the right to decide that AstraZeneca should file, continue to file or prosecute such CAT Patents and in such case AstraZeneca shall give written notice to CAT. CAT shall upon receipt of any such notice from AstraZeneca transfer to AstraZeneca all its files relating to the relevant CAT Patents and execute any documents to transfer control of such filing, prosecution and maintenance to AstraZeneca and thereafter and thereafter AstraZeneca shall be responsible for the cost and expense of prosecuting and maintaining such CAT Patents.

19.5	Liaison. Notwithstanding any other provision of this Clause 19, the Parties shall cause their patent attorneys to liaise so far as practicable with respect to the filing, prosecution and maintenance of Patents falling within Collaboration Patents and CAT Patents. Each Party shall be responsible for the cost of its own patent attorney incurred pursuant to this Clause 19.5.

19.6	Background Technologies and Improvements to Background Technologies. Each Party shall have the right, at its own cost and sole discretion, to obtain, prosecute and maintain in its own name any Patents or other IP Protection Rights in relation to such Party’s Background Technologies and any Results that constitute Improvements to such Party’s Background Technologies.

19.7	Infringements. In the case where either Party believes that an infringement by a Third Party of the Background Technologies or any of the Results may be occurring, such Party shall disclose full details of the potential infringement to the other Party. Each Party shall then promptly and in any event within sixty (60) days have their respective patent counsel (which shall include patent attorneys and legal advisers) analyse the nature of the potential infringement to determine which IP Protection Rights precisely are being infringed and inform the other Party of the conclusions. In the event that:

19.7.1	such analysis by CAT’s patent counsel shows only CAT Background Technologies or CAT Results or both to be infringed the provisions of Clause 19.8 shall apply;

19.7.2	such analysis by AstraZeneca’s patent counsel shows only AstraZeneca Background Technologies, Target Results and/or AstraZeneca Results to be infringed the provisions of Clause 19.9 shall apply; and

19.7.3	such analysis by both CAT’s and AstraZeneca’s patent counsel shows both CAT’s Background Technologies and Target Results and/or AstraZeneca Results to be infringed the provision of Clause 19.10 shall apply.

19.8	Infringements controlled by CAT. In the circumstances of Clause 19.7.1 CAT may, but shall not be obliged to, at its own cost and expense, enforce the IP Protection Rights relating to the CAT Background Technologies and/or CAT Results in accordance with the following:

19.8.1	CAT shall have sole conduct of the claim and any proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action and including the right to settle;

19.8.2	If CAT succeeds in any such infringement proceedings whether at trial or by way of settlement, CAT shall be entitled to retain such part of any award of Costs and damages made in such proceedings or settlement sum as is equal to CAT’s Costs of taking the proceedings and: (a) in the case where the infringing product competes with an Alliance Product or an AstraZeneca Product, CAT shall be entitled to retain an amount equivalent to the royalties which would have been payable to CAT on the sum as if the sum was Net Sales and the balance shall be paid to AstraZeneca; (b) in the case where the infringing product competes with a CAT Alliance Product CAT shall be entitled to retain the balance received by CAT less an amount equivalent to the royalties which would have been due to AstraZeneca on the balance as if they were Net Sales which amount shall be paid to AstraZeneca; and (c) in other cases CAT shall be entitled to retain the remainder in addition; and

19.8.3	If CAT fails to take any such proceedings, AstraZeneca may give CAT notice requesting CAT to take such proceedings within thirty (30) days of the date of notice and, if CAT decides not to do so, AstraZeneca shall be entitled to do so at its own cost and expense in which case it shall have sole conduct of any claim or proceedings including any counterclaim for invalidity or unenforceability. CAT shall provide all necessary assistance to AstraZeneca in relation to such proceedings and AstraZeneca shall on demand by CAT indemnify CAT against the Costs of such activity, unless CAT elects to be separately represented (which shall be at CAT’s discretion), in which case such separate representation shall be at CAT’s cost and expense. AstraZeneca shall have sole right to settle such proceedings including any counterclaim for invalidity or unenforceability or declaratory judgment action, provided that does not include a licence under the relevant CAT Results. If AstraZeneca succeeds in any such proceedings it shall be entitled to retain the whole of any award of Costs and damages made or settlement sum paid.

19.9

Infringements Controlled by AstraZeneca. In the circumstances of Clause 19.7.2 AstraZeneca may, but shall not be obliged to, at its own cost and expense, enforce the IP Protection Rights relating to the AstraZeneca

Background Technologies, Target Results and/or the AstraZeneca Results in accordance with the following:

19.9.1	AstraZeneca shall have sole conduct of the claim and any proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action and including the right to settle. Where AstraZeneca decides to commence proceedings in relation to IP Protection Rights covering Target Results it shall be entitled to require CAT to join AstraZeneca as co-plaintiff. In such case CAT shall provide all necessary assistance to AstraZeneca in relation to any such proceeding provided that AstraZeneca shall on demand by CAT indemnify CAT against the Costs of such activity unless CAT elects to be separately represented (which shall be at CAT’s discretion) in which case such separate representation shall be at CAT’s own cost and expense;

19.9.2	if AstraZeneca succeeds in any such infringement proceedings whether at trial or by way of settlement, AstraZeneca shall be entitled to retain such part of any award of Costs and damages made in such proceedings or settlement sum as is equal to AstraZeneca’s Costs of taking the proceedings and (a) in the case where the infringing product competes with an Alliance Product or an AstraZeneca Product, AstraZeneca shall be entitled to retain the balance received by AstraZeneca less an amount equivalent to the royalties which would have been due to CAT on the balance as if they were Net Sales which amount shall be paid to CAT; (b) in the case where the infringing product competes with a CAT Alliance Product, AstraZeneca shall be entitled to retain an amount equivalent to the royalties which would have been payable to AstraZeneca on the sum as if the sum was Net Sales and the balance shall be paid to CAT; and (c) in other cases AstraZeneca shall be entitled to retain the remainder in addition;

19.9.3

if AstraZeneca fails to take any such proceedings, CAT may give AstraZeneca notice requesting AstraZeneca to take such proceedings within thirty (30) days of the date of notice and if AstraZeneca decides not to do so, unless the infringement is taking place in a Major Market or AstraZeneca informs CAT that AstraZeneca considers in its sole discretion that to take such proceedings would be prejudicial to its litigation strategy in the Major Markets, CAT shall be entitled to do so at its own cost and expense in which case it shall have sole conduct of any claim or proceedings including any counterclaim for invalidity or unenforceability or any declaratory judgment action. AstraZeneca shall provide all necessary assistance to CAT in relation to such proceedings and CAT shall on demand by AstraZeneca indemnify AstraZeneca against the Costs of such activity, unless AstraZeneca elects to be separately represented (which shall be at AstraZeneca’s discretion), in which case such separate representation shall be at AstraZeneca’s cost and expense. CAT shall have sole right to settle such proceedings including any counterclaim for invalidity or unenforceability, provided that such settlement does not include a licence under the relevant AstraZeneca Background Technologies, Target Results and/or AstraZeneca Results. If CAT succeeds in any such proceedings it shall be entitled to retain the whole of any award of Costs and damages made or settlement sum paid.

19.10	Infringements Controlled by Both Parties. In the circumstances of Clause 19.7.3 both Parties shall, unless they agree otherwise, at their joint cost and expense, enforce the IP Protection Rights relating to the CAT Background Technologies and Target Results and/or the AstraZeneca Results in accordance with the following:

19.10.1

they shall jointly appoint a single counsel to have conduct of the claim and any proceedings including any counterclaim for invalidity or unenforceability or declaratory judgment action on their behalf, provided that neither Party shall have the right to settle such proceedings including any counterclaim for invalidity or unenforceability or declaratory judgment action without the consent of the other Party. Within thirty (30) days of the end of each Calendar Quarter each Party shall notify the other of the Costs incurred by it in relation to the claims or proceedings during that Calendar Quarter, and the Party who is shown to have paid less will within thirty (30) days thereafter make a balancing payment to the other Party so that both the Parties have borne the Costs equally; and

19.10.2	if they succeed in any such infringement proceedings whether at trial or by way of settlement, they shall each be entitled to be paid their Costs and they shall then (a) in the case where the infringing product competes with an Alliance Product or an AstraZeneca Product, AstraZeneca shall be entitled to retain the balance received by AstraZeneca less an amount equivalent to the royalties which would have been due to CAT on the balance as if they were Net Sales which amount shall be paid to CAT; and (b) in the case where the infringing product competes with a CAT Alliance Product, AstraZeneca shall be entitled to retain an amount equivalent to the royalties which would have been payable to AstraZeneca on the sum as if the sum was Net Sales and the balance shall be paid to CAT.

19.11	[***].

19.12	[***]

19.13	[***]

19.14	[***]

19.15	Third Party Target Patents – Licensing.

19.15.1

AstraZeneca shall determine, following discussion within RMC, the licensing strategy for all Third Party Target Patents relating to Alliance Targets which become the subject of Joint Discovery Programmes.

CAT shall determine the licensing strategy for all Third Party Patents relating to Alliance Targets which become the subject of CAT Alliance Discovery Programmes. AstraZeneca shall determine the licensing strategy for all Third Party Target Patents relating to Alliance Targets which become the subject of AstraZeneca Discovery Programmes. In the case of Joint Development Programmes and AstraZeneca Development Programmes, the relevant GPT shall determine the licensing strategy for such Third Party Target Patents, and in the case of CAT Alliance Development Programmes CAT shall determine the licensing strategy for all Third Party Target Patents. Unless otherwise agreed:

(a)	AstraZeneca shall be the licensee of all Target Licences for any Alliance Targets which are or become the subject of AstraZeneca Discovery Programmes, Joint Discovery Programmes, AstraZeneca Development Programmes and Joint Development Programmes;

(b)	CAT shall be the licensee of all Target Licences for any Alliance Targets which are or become the subject of CAT Alliance Discovery Programmes and CAT Alliance Development Programmes;

(c)	the licensee under a Target Licence shall ensure that any Target Licences are capable of being sub-licensed or assigned to the other Party or a Third Party.

19.15.2	All costs associated with the foregoing Target Licences shall be dealt with in accordance with Clause 13.6.

19.16

Enforcement of Third Party Target Patents. In the event that either Party supposes that a Third Party or Sub-licensee may be infringing a product claim covering Antibodies of any Third Party Target Patent to which a licence has been taken under Clause 19.15 and where such infringement is supposed to be in relation to an Antibody product that competes with a Product being developed by the Parties, such Party shall promptly notify the other Party in writing, identifying the alleged infringer and the alleged infringement complained of and furnishing the information upon which such determination is based. The licensee under the Target Licence shall exercise such powers available to it under the Target Licence which it deems appropriate to use to stop the infringing activities by such Third Party or Sub-licensee including requiring the Third Party Target Patent licensor to take proceedings against the infringer.

19.17	Other Third Party Patents – Licences. In the event that AstraZeneca or CAT identifies any IP Protection Rights of a Third Party other than: (i) Third Party Target Patents; or (ii) those Third Party Patents set out in Clauses 19.11 or 19.12, which it reasonably believes that it, CAT or any of their Affiliates, Sub-licensees, Distributors or customers might infringe by the conduct of any Joint Development Programme, AstraZeneca Development Programme or the Final Development, [***] or Exploitation of any AstraZeneca Product or Alliance Product, AstraZeneca shall be responsible as between CAT and AstraZeneca for taking a licence or otherwise defending any claim or proceeding based on Third Party IP Protection Rights on such terms as it may in its sole discretion determine and at its sole cost and expense and liability.

19.18	Third Party Target Patents and Other Third Party Patents – Claims. In the circumstances where the provisions of Clause 19.12 do not apply, in the event of any actual or threatened suit or any other claim against CAT or its Affiliates or AstraZeneca or its Affiliates, Sub-licensees, Distributors or customers alleging that any discovery, development or Exploitation activities licensed or otherwise permitted or contemplated by this Agreement by or on behalf of either Party under this Agreement, infringes: (a) any Third Party Target Patent; or (b) any other IP Protection Right owned by a Third Party (an “Other Technology Infringement Suit”), the Party first becoming aware of such Infringement Suit shall promptly give written notice to the other Party identifying the Third Party IP Protection Rights in question and the following provisions shall apply:

19.18.1	Where and to the extent that the acts complained of in such Other Infringement Suit took or are taking place in a CAT Discovery Programme, a CAT Development Programme or the Final Development or Exploitation of a CAT Alliance Product, AstraZeneca shall on receipt or on giving notice as the case may be and where relevant provide an Indemnification Claim Notice as if it were the Indemnified Party referred to in Clause 23.3 and CAT shall have the first right, but not the obligation, through counsel of its choosing, to assume direction and control of the defence of the Other Technology Infringement Suit at its sole cost and expense (including the right to settle such claims at its sole discretion) and the provisions of Clause 23.4 shall apply as if CAT were the Indemnifying Party. CAT shall be solely responsible for all Losses arising out of, or in connection with, such Other Technology Infringement Suit and hereby agrees to indemnify AstraZeneca, its Affiliates and their respective directors, officers and employees in full and on demand against any and all such Losses.

19.18.2

Where and to the extent that the acts complained of in such Other Infringement Suit took or are taking place in the Target Selection Process, a Joint Discovery Programme, a Joint Development Programme, AstraZeneca Discovery Programme, an AstraZeneca Development Programme or the Final Development, [***] or Exploitation of an Alliance Product or an AstraZeneca Product, CAT shall on receipt or on giving notice as the case may be and where relevant provide an Indemnification Claim Notice as if it were the Indemnified Party referred to in Clause 23.3 and AstraZeneca shall have the first right, but not the obligation, through counsel of its choosing, to assume direction and control of the defence of the Other Technology Infringement Suit at its sole cost and expense (including the right to settle such claims at its sole discretion) and the provisions of Clause 23.4 shall apply as if AstraZeneca were the Indemnifying Party. AstraZeneca shall be solely responsible for all Losses arising out of, or in connection with, such Other Technology Infringement Suit and hereby agrees to indemnify CAT, its Affiliates and their respective directors, officers and employees in full and on demand against any and all such Losses.

19.19	Patent Term Extensions. Each Party shall promptly take all necessary steps to facilitate the other’s application (made either on the other’s own initiative or upon request by the first Party) for extensions to the term of Patents in any country of the Territory, including applications for supplementary protection certificates and patent term extensions.

19.20	CAT Patent Challenges. CAT shall notify AstraZeneca of any successful challenge of any Patent comprised within the CAT In-Licensed Technologies by any Third Party and will, upon request by AstraZeneca, provide to AstraZeneca with reasonable documentation regarding any such challenge.

20.	Confidentiality and Non-Disclosure

20.1	General Obligations. At all times during the Term each Party (the “Receiving Party”) shall, and shall cause its officers, directors, employees, consultants, agents, Affiliates and Sub-licensees to, keep confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information provided to it by the other Party (the “Disclosing Party”), except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of this Agreement. AstraZeneca shall be treated as the Disclosing Party in respect of any AstraZeneca Results and the AstraZeneca Background Technologies, CAT shall be treated as the Disclosing Party in respect of any CAT Results and the CAT Background Technologies and both Parties shall be treated as the Disclosing Party in respect of the Target Results.

20.2	Permitted Disclosures. Each Party may disclose Confidential Information provided to it by the other Party to the extent that such disclosure is:

20.2.1	made in response to a valid order of a court of competent jurisdiction or other competent authority; provided, however, that the Receiving Party shall first have given notice to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash any such order or obtain a protective order requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or authority or, if disclosed, be used only for the purpose for which the order was issued; and provided further that if such order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information that is legally required to be disclosed in response to such court or governmental order;

20.2.2	made by a Party or its Affiliates, Distributors or Sub-licensees to a Regulatory Authority as may be necessary or useful in connection with any filing, application or request for a Health Registration Approval; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available;

20.2.3	made by the Receiving Party to a patent authority as may be necessary or useful for purposes of obtaining or enforcing a Patent (consistent with the terms and conditions of Clause 19); provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available; or

20.2.4

otherwise required by law, regulation or established procedure, provided, however, that the Receiving Party shall (a) provide the Disclosing Party with reasonable advance notice of and an opportunity to comment on any such required disclosure, (b) if requested by the Disclosing Party, seek confidential treatment with respect to any such disclosure to the extent available, and (c) use good faith efforts to incorporate the comments of the Disclosing Party in any such disclosure or request for confidential treatment. Notwithstanding the foregoing, in the event that either Party is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body to disclose this Agreement, in whole or in part, the Parties shall reasonably agree on a redacted version of this Agreement as necessary to protect the Confidential Information of the Parties prior to making such disclosure; or

20.2.5	made by a Party or its Affiliates, Distributors or Sub-licensees to Third Parties as may be necessary or useful in connection with the discovery, development or Exploitation of the CDs or Products as contemplated by this Agreement, including subcontracting transactions in connection therewith.

20.3	Exclusions. Notwithstanding the foregoing, Confidential Information shall not include any information that:

20.3.1	is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;

20.3.2	can be demonstrated by documentation or other competent proof to have been in the Receiving Party’s or its Affiliates’ possession prior to disclosure by the Disclosing Party;

20.3.3	is subsequently received by the Receiving Party or its Affiliates from a Third Party who is not bound by any obligation of confidentiality with respect to the said information;

20.3.4	is generally made available to Third Parties by the Disclosing Party without restriction on disclosure; or

20.3.5	is independently developed by or for the Receiving Party or its Affiliates without reference to the Disclosing Party’s Confidential Information.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party.

Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.

20.4	Publications and Presentations. The Parties acknowledge that scientific publications must be strictly monitored to prevent any adverse effect from premature publication of results of the research and development activities hereunder. Accordingly, the Parties shall not publish, present or otherwise disclose any material related to the Programmes or the Results or the development or Exploitation of the CDs or the Products without the prior written consent of the RMC or the GPT as the case may be. Each Party’s contribution to such Results shall be duly recognised in such publications.

20.5	Use of Name/Publicity.

20.5.1	Neither Party shall mention or otherwise use the name, insignia, symbol, trademark, trade name or logotype of the other Party or its Affiliates in any publication, press release, promotional material or other form of publicity without the prior written consent of the other Party in each instance (which shall not be unreasonably withheld or delayed), except for those disclosures for which consent has previously been obtained. The restrictions imposed by this Clause 20.5.1 shall not prohibit either Party from making any disclosure identifying the other Party that is required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, provided that any such disclosure shall be governed by this Clause 20.5. Notwithstanding the foregoing, CAT shall be entitled to include the name of AstraZeneca within a published list of collaborators.

20.5.2	Notwithstanding the foregoing, each Party shall have the right to use the name of the other party and the Products to the extent necessary or useful in connection with the discovery, development or Exploitation of the Products as contemplated by this Agreement, including subcontracting and sublicensing transactions in connection therewith.

20.5.3	Other than the press release pertaining to this transaction that the Parties have agreed upon and attached as Schedule 20.5.3 to this Agreement, neither Party shall issue any press release or make any other public announcement or statement concerning this Agreement or the transactions covered by it without the prior written approval of the other Party, except that each Party (after consultation with counsel and after informing the other Party) may make such announcements and disclosures, if any, as may be required by Applicable Law or the requirements of a national securities exchange or another similar regulatory body, or in connection with a public offering of securities or any filing with the U.S. Securities and Exchange Commission or a foreign equivalent.

21.	Non-solicitation

21.1	Non-solicitation. [***]

21.2	Reasonableness of restrictions. The Parties consider that the restrictions contained in this Clause 21 are reasonable but if any such restrictions shall be found to be unenforceable but would be valid if any part of it were deleted or the period or area of application reduced such restriction shall apply with such modification as may be necessary to make it valid and effective.

22.	Representations and Warranties

22.1	Each Party represents and warrants to the other that:

22.1.1	it has full legal power to extend the rights and licences granted to the other under this Agreement and perform its obligations hereunder;

22.1.2	it has full power and authority to enter into this Agreement and has taken all necessary action on its part required to authorise the execution and delivery of this Agreement; and

22.1.3	neither it nor to the best of its knowledge and belief any researcher engaged by it, in any capacity, in the Programmes has been debarred or is subject to debarment or has otherwise been disqualified or suspended from performing scientific or clinical investigations or otherwise subjected to any restrictions or sanctions by the Food and Drug Administration in the USA or any other governmental or Regulatory Authority or professional body with respect to the performance of scientific or clinical investigations. Each Party agrees to inform the other in writing immediately if it or any Person who is performing services hereunder is debarred, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of its or its Affiliates’ Knowledge, is threatened, relating to the debarment of its or any Person performing services hereunder.

22.2	CAT represents, warrants and undertakes to AstraZeneca that:

22.2.1

The execution, delivery and performance of this Agreement will not result in a violation of, or be in material conflict with, or constitute a material default, under any agreement in existence as of the Effective Date between CAT and Third Parties and, save for the agreements described in proviso (ii) to Clause 10.1 and any agreement of a type referred to the CAT Gatekeeping Procedure, CAT is not party to any other agreements that would have the effect of limiting AstraZeneca’s rights under this Agreement.

22.2.2	At the Effective Date CAT is the sole owner of the entire right, title and interest in the CAT Background Patents and CAT Background Know-How, and is entitled to grant the licences under the CAT Background Technologies specified herein. Except as provided in Schedule 1.44, such rights are not subject to any encumbrance, lien or claim of ownership by any Third Party.

22.2.3	CAT Controls and is licensee under the CAT In-Licensed Technologies, and is entitled to grant the licences under the CAT In-Licensed Technologies specified herein.

22.2.4	CAT has orally or in writing disclosed to AstraZeneca [***] within the Knowledge of CAT at the Effective Date not having performed any diligent investigation [***] which [***], if valid and enforceable, would have a material adverse impact on the [***] business of CAT.

22.2.5	There are as of the Effective Date no IP Protection Rights owned or Controlled by CAT relating to Phage Display and Ribosome Display other than those Patents comprised within the CAT Background Technologies and the CAT In-Licensed Technologies.

22.2.6	[***]

22.2.7

As of the Effective Date: (i) the [***] are in full force and effect; (ii) there are no actual or threatened claims or disputes pending between CAT and [***]; (iii) to the best of CAT’s and its Affiliates’ Knowledge, but not having performed any diligent investigation, none of CAT or its Affiliates are in breach of [***] or have committed any act or omission that may give rise to a right to terminate any of the [***]; (iv) neither CAT nor any of its Affiliates have received any notice alleging any breach, act or omission referred to in (iii); and (v) to the best of CAT’s and its Affiliates’ Knowledge, but not having performed any diligent investigation, CAT or its Affiliates have performed all obligations and observed all restrictions [***] required to have been performed by the Effective Date.

22.2.8	As of the Effective Date, to the best of CAT’s and its Affiliates’ Knowledge, there is no actual infringement or misappropriation of the [***] by any Person.

22.2.9	The [***] forming the subject-matter of the [***] (the “[***]”) are maintained and subsisting and there are no claims, judgments or settlements against or amounts with respect thereto owed by CAT or any of its Affiliates relating to the [***]. No claim or litigation has been brought or threatened by any Person alleging that the [***] are invalid or unenforceable.

22.2.10	To the best of CAT’s and its Affiliates’ Knowledge, but not having performed any diligent investigation, the [***] has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality.

22.2.11	[***]

22.2.12	Save to the extent that such notice relates to any Patent, Know-How or Materials comprised within the CAT In-Licensed Technologies, no written notice has been given by any Third Party alleging that the isolation and/or optimisation of Antibodies from a Phage Display library including the CAT Antibody Library or using Ribosome Display violates, infringes or otherwise conflicts or interferes with any intellectual property or proprietary right of any Third Party.

22.2.13	To the best of CAT’s and its Affiliates’ Knowledge, the CAT Background Patents have been prosecuted before the respective patent offices in accordance with all applicable laws and regulations and have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

22.2.14	Save as disclosed in public filings made with US Securities and Exchanges Commission prior to the Effective Date, CAT is not party to any material litigation, arbitration or other dispute resolution procedure nor has CAT received notice of any material potential claim that could reasonably be expected to result in the commencement of any litigation, arbitration or other dispute resolution procedure other than any patent oppositions.
22.2.15	In respect of pending United States patent applications included in the CAT Background Patents and to the extent that CAT has been involved in the prosecution of such applications, CAT has presented all relevant prior art of which it is aware to the relevant patent examiner at the US Patent and Trademark Office.

22.3	AstraZeneca represents and warrants to the best of AstraZeneca’s Knowledge, but not having performed any diligent investigation, the Know-How comprised within the AstraZeneca Background Technologies has been kept confidential or has been disclosed to Third Parties only under terms of confidentiality.

22.4	Each Party shall comply with all laws, rules and regulations that govern the Party’s performance under this Agreement, including all export laws and regulations.

22.5	Other than as provided in this Clause 22, the Parties disclaim and exclude any and all warranties and conditions of any kind with regard to the AstraZeneca Background Technologies, the CAT Background Technologies, the Results, CDs and the Products whether express or implied, including any of merchantability or fitness for a particular purpose.

23.	Indemnification and Insurance

23.1

Indemnification of CAT. In addition to any other remedy available to CAT, subject to Clause 23.7, AstraZeneca shall indemnify, defend and hold harmless CAT, its Affiliates and its and their respective directors, officers and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out or in connection with any claims made or suits brought by a Sub-licensee of AstraZeneca or its Affiliates or a Third Party (collectively, “CAT Third Party Claims”) against CAT, its Affiliates or their respective directors, officers or employees: (a) that arise or result from any activity undertaken by AstraZeneca or its Affiliates or Sub-licensees pursuant to this Agreement; or (b) that allege that the claimant has suffered personal injury or death as a result of AstraZeneca or its Affiliates or Sub licensees’ development or Exploitation of any Products, except for any Loss for which CAT has an obligation to indemnify AstraZeneca and its Affiliates pursuant to Clause 23.2.

23.2	Indemnification of AstraZeneca. In addition to any other remedy available to AstraZeneca, subject to Clause 23.7, CAT shall indemnify, defend and hold harmless AstraZeneca, its Affiliates, and its and their respective directors, officers and employees in full and on demand, from and against any and all Losses incurred by them to the extent resulting from or arising out of or in connection with any claims or suits brought by a Sub-licensee of CAT or its Affiliates or Third Party (collectively, “AstraZeneca Third Party Claims”) against AstraZeneca, its Affiliates or their respective directors, officers or employees:

(a)	that arise or result from any activity undertaken by CAT or its Affiliates or Sub-licensees pursuant to this Agreement; or

(b)	that allege that the claimant has suffered personal injury or death as a result of CAT or its Affiliates or Sub-licensees’ development or Exploitation of any Products,

except for any Loss for which AstraZeneca has an obligation to indemnify AstraZeneca and its Affiliates pursuant to Clause 23.1.

23.3

Notice of Claim. An Indemnified Party shall give the Indemnifying Party prompt written notice of any Loss or discovery of fact upon which such Indemnified Party intends to base a request for indemnification under

Clause 23.1 or 23.2 (an “Indemnification Claim Notice”). In no event shall the Indemnifying Party be liable for any Loss that results from any delay in providing the Indemnification Claim Notice. Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of the Loss claimed (to the extent that the nature and amount of such Loss is known at such time). The Indemnified Party shall furnish promptly to the Indemnifying Party copies of all correspondence, communications and official documents (including court documents) received in respect of any such Loss. For the avoidance of doubt, all indemnification claims in respect of a Party, its Affiliates or their respective directors, officers, employees and agents (each, an “Indemnitee”) shall be made solely by such Party to this Agreement.

23.4	Indemnification Procedures. The obligations of an Indemnifying Party under this Clause 23 shall be governed by and contingent upon the following:

23.4.1	Assumption of Defence. At its option, the Indemnifying Party may assume the defence of any Third Party Claim (which, for the avoidance of doubt, shall include the conduct of all dealings with such Third Party) by giving written notice to the Indemnified Party within fourteen (14) days after the Indemnifying Party’s receipt of an Indemnification Claim Notice. The assumption of the defence of a Third Party Claim by the Indemnifying Party shall not be construed as an acknowledgement that the Indemnifying Party is liable to indemnify any Indemnitee in respect of the Third Party Claim, nor shall it constitute a waiver by the Indemnifying Party of any defences it may assert against any Indemnified Party’s claim for indemnification.

23.4.2	Control of Defence. Upon the assumption of the defence of a Third Party Claim by the Indemnifying Party:

(a)	subject to the provisions of Clause 23.4.3, it shall have the right to and shall assume sole control and responsibility for dealing with the Third Party and the Third Party Claim, including the right to settle the claim on any terms the Indemnifying Party chooses, but at all times in accordance with the provisions of Clause 23.4.4;

(b)	if it chooses, the Indemnifying Party may appoint as counsel in the defence of the Third Party Claim any law firm or counsel selected by the Indemnifying Party; and

(c)	except as expressly provided in Clause 23.4.3, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by such Indemnified Party or any Indemnitee in connection with the analysis, defence or settlement of the Third Party Claim. In the event that it is ultimately determined that the Indemnifying Party is not obligated to indemnify, defend or hold harmless an Indemnitee from and against the Third Party Claim, the Indemnified Party shall reimburse the Indemnifying Party for any and all costs and expenses (including lawyers’ fees and costs of suit) and any Losses incurred by the Indemnifying Party in its defence of the Third Party Claim with respect to such Indemnified Party or Indemnitee.

23.4.3	Right to Participate in Defence. Without limiting Clause 23.4, any Indemnitee shall be entitled to participate in, but not control, the defence of a Third Party Claim by having its views regularly solicited by the Indemnifying Party and, where proceedings are commenced, to retain counsel of its choice for such purpose; provided, however, that such retention shall be at the Indemnitee’s own expense unless, (a) the Indemnifying Party has failed to assume the defence and retain counsel in accordance with Clause 23.4.1 (in which case the Indemnified Party shall control the defence), or (b) the interests of the Indemnitee and the Indemnifying Party with respect to such Third Party Claim are sufficiently adverse to prohibit the representation by the same counsel of both parties under Applicable Law, ethical rules or equitable principles.

23.4.4	Settlement. With respect to any Losses relating solely to the payment of money to the Third Party to settle the Third Party Claim and that will not result in the Indemnified Party or the Indemnitee becoming subject to injunctive relief, and as to which the Indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnitee under Clause 23.4.1, the Indemnifying Party shall have the sole right to enter into any such settlement including any consent judgment, on such terms as the Indemnifying Party, in its sole discretion, shall deem appropriate. With respect to all other Losses or where the Indemnified Party will be subject to injunctive relief, where the Indemnifying Party has assumed the defence of a Third Party Claim in accordance with Clause 23.4.1, the Indemnifying Party shall have authority to consent to the entry of any judgement, enter into any settlement or otherwise dispose of such Losses, provided that it obtains the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).

23.4.5	Non-Assumption of Defence. If the Indemnifying Party chooses not to defend or prosecute any Third Party Claim, the Indemnified Party shall retain control of the defence thereof but no Indemnified Party or Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, any such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party shall not be liable for any settlement or other disposition of Losses by an Indemnified Party or an Indemnitee under such a Third Party Claim that is reached without the written consent of the Indemnifying Party.

23.4.6

Cooperation. If the Indemnifying Party chooses to defend any Third Party Claim, the Indemnified Party shall, and shall cause each other Indemnitee to, reasonably cooperate in the defence thereof and shall furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours by the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Third Party Claim, and making the Indemnified Party, the Indemnitees and its and their employees and agents available on a mutually convenient basis to provide additional information and explanation of any records or information provided, and the Indemnifying Party shall reimburse the Indemnified Party for all of its related reasonable out-of-pocket expenses.

23.4.7	Expenses. Except as expressly provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party where it participates in the defence under Clause 23.4.3 or Clause 23.4.5 shall be reimbursed on a quarterly basis by the Indemnifying Party, without prejudice to the Indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the Indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

23.5	Limitation on Damages. Except with respect to Third Party claims under Clauses 23.1 or 23.2, no Party or any of its Affiliates shall be liable for special, indirect, incidental or consequential damages, or for lost profits, milestones or royalties, whether in contract, warranty, negligence, tort, strict liability or otherwise, arising out of (a) the development or Exploitation of any Product hereunder, or (b) any breach of or failure to perform any of the provisions of this Agreement.

23.6

Insurance. Each Party shall have and maintain such type and amounts of liability insurance covering development or Exploitation of CDs and Products as is normal and customary in the pharmaceutical industry generally for Persons similarly situated, and shall upon request provide the other Party with a copy of its policies of insurance in that regard, along with any amendments and revisions thereto. Notwithstanding the foregoing, at a minimum, CAT shall maintain during any period in which

CAT is Exploiting a Product or otherwise has indemnification obligations to AstraZeneca, which indemnification obligations shall be scheduled in the policies (a) commercial general liability insurance with a combined single limit for bodily injury and property damage of not less than U.S.$10 million (b) products liability/completed operations coverage with a minimum indemnity limit of U.S.$5 million per occurrence, and (c) an all-risks insurance policy covering its facilities with a minimum indemnity limit of U.S.$5 million per occurrence. Such policies shall (x) be provided by insurance carrier(s) reasonably acceptable to AstraZeneca, (y) and be written on an a claims made basis. Such policies shall remain in effect throughout the Term and shall not be cancelled or subject to a reduction of coverage without the prior written authorisation of AstraZeneca. Should CAT at any time or for any reason fail to obtain the insurance required herein, or should such insurance be cancelled or the above limits reduced, AstraZeneca shall have the right to procure the same and the cost and expense thereof shall be deducted from any compensation then due or thereafter to become due to CAT under this Agreement.

23.7	Clause 19 to Prevail. In the event of any conflict or overlap between the provisions of this Clause 23 and the provisions of Clause 19, the provisions of Clause 19 shall in all cases prevail.

24.	Safety Issues, Adverse Event Reporting and Pharmacovigilence

24.1

Safety Issues concerning Products. The Parties shall keep each other promptly and fully informed as to any safety issues that may come to their attention as a result of any clinical development activities involving a Product. The relevant GPT shall have the right to immediately suspend the relevant clinical development activities with respect to any CD or Product in the event that the GPT, in good faith, reasonably determines based upon available safety data that there exists significant and urgent concerns relating to the safety of patients participating in the relevant clinical studies. The GPT shall immediately notify CAT by telephone upon making such determination, and shall promptly thereafter provide both

Parties detailed written notice setting forth the factual basis for its decision, the specific activities being suspended and any other related actions. The GPT shall determine what further actions should be taken with respect to such clinical activities and shall review and amend all relevant Work Plans as necessary to implement such actions. If CAT, in good faith, reasonably determines based upon available safety data that there exists significant and urgent concerns relating to the safety of patients participating in the relevant clinical studies, CAT shall have the right to terminate its participation in the relevant Joint Development Programme or the Final Development of an Alliance Co-Funded Product pursuant to Clauses 7.2 or 9.4.

24.2	Adverse event reporting and Pharmacovigilance. At the time that any CD enters a Development Programme, the Parties will discuss whether to establish procedures between them for adverse event reporting and pharmacovigilance. The Parties will in good faith attempt to establish procedures consistent with requirements of Regulatory Authorities if either Party considers them to be necessary.

25.	Term and Termination

25.1	Term. This Agreement shall become effective on the Effective Date and shall continue in full force and effect during the Discovery Term and thereafter for as long as either Party is pursuing pre-clinical or clinical development in respect of one or more CDs or Exploiting Products for which milestones or royalties are owed to a Party pursuant to Clause 15. The Parties acknowledge and agree that by virtue of the structure of this Agreement and the nature of the Alliance, termination of the entire Agreement, as opposed to termination of a particular part of the Agreement or termination of a Programme or group of Programmes, shall not occur.

25.2

Early Termination of Discovery Term for Failure of Alliance. [***], then for a period of [***] thereafter either Party shall have the right to terminate the Discovery Term and the Discovery Initiation Phase on one (1) month’s written notice to the other Party. In the event of termination pursuant to this Clause 25.2:

25.2.1	the Target Selection Process shall cease and all Alliance Targets shall cease to be Alliance Targets;

25.2.2	no new Joint Discovery Programmes or AstraZeneca Discovery Programmes shall be commenced;

25.2.3	ongoing Joint Discovery Programmes, AstraZeneca Discovery Programmes and CAT Alliance Discovery Programmes shall terminate and the provisions of Clause 10 shall cease to apply;

25.2.4	the licences contained in Clause 18 shall terminate; and

25.2.5	the restrictions on AstraZeneca set out in Clause 17.5 shall terminate and the restrictions on the Parties set out in Clause 17.4 shall terminate such that both Parties shall have the right to use and sub-license Target Results in any way whatsoever and CAT shall be entitled to use and grant sub-licences under AstraZeneca Results generated through any Joint Discovery Programme for any and all purposes.

25.3	AstraZeneca’s Right to Terminate for CAT’s Material Breach or Insolvency. AstraZeneca shall have the following rights in each case exercisable on written notice:

25.3.1

Breach Affecting a Single Joint Discovery Programme or AstraZeneca Discovery Programme. In the event of a material breach of this Agreement by CAT affecting a single AstraZeneca Discovery Programme or Joint Discovery Programme and where such breach is capable of remedy, such breach remains un-remedied for sixty (60) days after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and CAT commences actions to remedy such breach within such period and thereafter diligently continues such actions, CAT shall have an additional sixty (60) days to remedy such breach) and provided always that non-performance by CAT as a result of technical failure shall not constitute material breach unless such technical failure itself resulted from non-performance by CAT of any obligation under this Agreement, AstraZeneca shall have the right but not the obligation to terminate CAT’s involvement in the AstraZeneca Discovery Programme or Joint Discovery Programme in question, in which event the following provisions shall apply:

(a)	the provisions of paragraphs 3.1 and 3.2 or 3.3 as appropriate, 3.5, 3.6, 3.9, 3.10 and 3.11 of the Handover Schedule shall apply. In the case of paragraph 3.9 the licence and access to the CAT Antibody Library is granted only: (i) for the period until conclusion of such Discovery Programme as an AstraZeneca Discovery Programme whereupon the licence shall terminate and AstraZeneca shall return the CAT Antibody Library to CAT; and (ii) for the Lead Isolation and Optimisation Phase in relation to only the Alliance Target the subject of such AstraZeneca Discovery Programme or Joint Discovery Programme;

(b)	the Joint Discovery Programme shall become an AstraZeneca Discovery Programme;

(c)	CAT shall have the right to receive [***] of the milestone payments and royalties set out in Schedules 14.2 Part A and 15.1 Part A in the event that Collaboration Antibodies identified in the Joint Discovery Programme and/or AstraZeneca Discovery Programme proceed to Exploitation;

(d)	CAT’s rights under Clause 6.9 shall terminate in relation to the Discovery Programme which is the subject of this Clause 25.3.1;

(e)	CAT’s rights under Clause 7.7. to adopt any AstraZeneca Development Programme arising from the Discovery Programme which is the subject of this Clause 25.3.1 shall terminate;

(f)	CAT’s rights under Clauses 8.4, 8.2.1 and 8.2.2 shall terminate in relation to any AstraZeneca Product arising from the Discovery Programme which is the subject of this Clause 25.3.1; and

(g)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.3.2	Multiple Breaches Affecting Joint Discovery Programmes and AstraZeneca Discovery Programmes. In the event of AstraZeneca having exercised its rights [***] under Clause 25.3.1, AstraZeneca shall have the right but not the obligation to:

(a)	terminate the Target Selection Process (the existing Alliance Targets remaining Alliance Targets subject to the provision of Clause 5.5 so that in any Initiation Year if the applicable maximum is exceeded, AstraZeneca shall nominate a sufficient number of Alliance Targets to be removed from the Target Pool so as to ensure that the Target Pool does not exceed the applicable maximum) and proceed alone with the Target selection for Discovery Programmes and commence all future Discovery Programmes as AstraZeneca Discovery Programmes;

(b)	terminate CAT’s performance obligations in respect of any ongoing Joint Discovery Programmes and AstraZeneca Discovery Programmes (including any obligations to fund work pursuant to Clause 13) under this Agreement and AstraZeneca shall be entitled to subcontract any activity that any Work Plan or this Agreement identifies as the responsibility of CAT to a Third Party provided always AstraZeneca shall not release all or any part of the CAT Antibody Library to a Third Party; and

(c)	give notice that the provisions of paragraphs 3.1 and 3.2 or 3.3 as appropriate, 3.5, 3.6, 3.9, 3.10 and 3.11 of the Handover Schedule apply:

(i)	in the case of paragraph 3.9 the licence and access to the CAT Antibody Library is granted in respect of any Target, but only for the period ending on the [***] at the expiry of which the licence shall terminate and AstraZeneca shall return the CAT Antibody Library to CAT; and

(ii)	in the case of paragraph 3.11 only for the period ending on the [***];

in which events the following provisions shall apply:

(d)	any Joint Discovery Programme in respect of which AstraZeneca has exercised its rights in (a)-(c) shall become an AstraZeneca Discovery Programme;

(e)	the Target Selection Committee shall be dissolved and the provisions of Clauses 4, 5.1, 5.2, 5.3, 5.4, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11 and 5.12 shall terminate;

(f)	the Research Management Committee shall be dissolved and the provisions of Clause 6 shall terminate;

(g)	CAT shall have the right to receive [***] of the milestone payments and royalties set out in Schedules 14.2 Part A and 15.1 Part A in the event that Collaboration Antibodies identified in the Joint Discovery Programme and/or any AstraZeneca Discovery Programme proceed to Exploitation;

(h)

AstraZeneca shall have the right to undertake unlimited Development Programmes, Final Development and Exploitation in respect of CDs directed to and binding with no more than [***] Targets (selected from the Target Pool or otherwise) to be exercised by AstraZeneca upon written notice to CAT prior to expiration of the Discovery Term, which notice shall identify the Target in question on each occasion that such right is exercised; provided that where such Target has never been an Alliance Target, CAT shall apply the CAT Gatekeeping Procedure as set out in Clause 5.3 and where such Target is not available, AstraZeneca shall not be entitled to exercise undertake such Development Programmes, Final Development and Exploitation in respect of CDs directed to and binding with that particular Target;

(i)	CAT shall cease to have the right to commence any CAT Alliance Discovery Programmes whatsoever in relation to any Alliance Target for so long as the Target remains an Alliance Target;

(j)	[***];

(k)	CAT shall, if requested by AstraZeneca, provide the Ribosome Display Optimisation Services to AstraZeneca at the FTE Rate for Services;

(l)	for the avoidance of doubt the remainder of the provisions of this Agreement concerning AstraZeneca Discovery Programmes, AstraZeneca Development Programmes and Final Development and Exploitation of AstraZeneca Products shall continue to apply save that: (i) except as specified in this Clause 25.3.2, AstraZeneca shall not be obliged to nor shall have the right to require CAT to provide any services in relation thereto; (ii) CAT’s rights pursuant to Clause 6.9 shall terminate; (iii) CAT’s rights under Clause 7.7 to adopt an AstraZeneca Development Programme arising from a Discovery Programme which is the subject of Clause 25.3.2 (d) shall terminate; and (iv) CAT’s rights under Clauses 8.4, 8.2.1 and 8.2.2 shall terminate in relation to an AstraZeneca Product arising from a Discovery Programme which is the subject of Clause 25.3.2 (d);

(m)	for the avoidance of doubt the remainder of the provisions of this Agreement concerning ongoing CAT Alliance

Development Programmes and Final Development and Exploitation of CAT Alliance Products shall continue to apply as relevant in the circumstances; and

(n)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.3.3	Breach Affecting a Development Programme. In the event of a material breach of this Agreement by CAT affecting: (i) a Joint Development Programme; or (ii) an AstraZeneca Development Programme, and where such breach is capable of remedy, such breach remains un-remedied for sixty (60) days after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and CAT commences actions to remedy such breach within such period and thereafter diligently continues such actions, CAT shall have an additional sixty (60) days to remedy such breach) and provided always that non-performance by CAT for safety reasons or as a result of technical failure shall not constitute material breach unless in the case of technical failure such technical failure itself resulted from non-performance by CAT of any obligation under this Agreement:

(a)	AstraZeneca shall have the right but not the obligation to terminate CAT’s performance obligations in relation to such Joint Development Programme or AstraZeneca Development Programme (including any obligations to fund work pursuant to Clause 13 when it is a Joint Development Programme) under this Agreement;

(b)

if AstraZeneca exercises its right to terminate CAT’s performance obligations in respect of a Joint Development Programme, it shall become an AstraZeneca Development Programme and the provisions of the Handover Schedule relating to Circumstance 5 and the other provisions of this

Agreement shall apply as if there had been a CAT Abandonment of Joint Development Programme;

(c)	CAT’s rights under Clause 7.7 to adopt any Development Programme which is the subject of this Clause 25.3.3 shall terminate;

(d)	CAT’s rights under Clauses 8.4, 8.2.1 and 8.2.2 shall terminate in relation to any AstraZeneca Product arising from the Development Programme which is the subject of this Clause 25.3.3;

(e)	CAT’s rights under Clause 9.6 shall terminate in respect of any Product arising from the Development Programme which is the subject of this Clause 25.3.3; and

(f)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.3.4	Insolvency Event. In the event of an Insolvency Event occurring with respect to CAT:

(a)	where the Insolvency Event occurs during the Discovery Initiation Phase, AstraZeneca shall have the rights set out Clause 25.3.2(a) to (c) and the consequences set out in Clause 25.3.2 (d) to (n) shall apply;

(b)	where the Insolvency Event occurs after the commencement of any Joint Development Programme or AstraZeneca Development Programme under this Agreement but before its conclusion, in relation to any Joint Development Programmes and AstraZeneca Development Programmes then ongoing, AstraZeneca shall be entitled to give notice to terminate under Clause 25.3.3(a);

(c)	CAT shall cease to be entitled to designate any Alliance Products as Alliance Co-Funded Products pursuant to Clause 9.1 and CAT shall forthwith revoke the designation under Clause 9.4 of any existing Alliance Co-Funded Product as such;

(d)	the provisions of Clause 9.6 shall terminate and any agreement entered into pursuant to Clause 9.6 in respect of any Co-Promotion Product shall terminate in accordance with its own terms;

(e)	CAT’s rights to continue an AstraZeneca Discovery Programme pursuant to Clause 6.9, to adopt an AstraZeneca Development Programme pursuant to Clause 7.7 and to adopt a Joint Development Programme pursuant to Clause 7.2 shall terminate, and CAT’s rights under Clauses 8.2.1 and 8.2.2 and 8.4 shall also terminate; and

(f)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.4	CAT’s Right to Terminate for AstraZeneca’s Material Breach or Insolvency. CAT shall have the following rights in each case exercisable on written notice:

25.4.1

Breach Affecting a Single Joint Discovery Programme. In the event of a material breach of this Agreement by AstraZeneca affecting a single Joint Discovery Programme and where such breach is capable of remedy, such breach remains un-remedied for sixty (60) days after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and AstraZeneca commences actions to remedy such breach within such period and thereafter diligently continues such actions, AstraZeneca shall have an additional sixty (60) days to remedy such breach) and provided always that non-performance by AstraZeneca as a result of technical failure shall not constitute material breach unless such technical failure itself resulted from non-performance by AstraZeneca of any obligation under this Agreement, CAT shall have the right but not the obligation to terminate AstraZeneca’s involvement in the Joint Discovery

Programme in question (including any obligations to fund work pursuant to Clause 13) under this Agreement in respect of the relevant Joint Discovery Programme and adopt the relevant Joint Discovery Programme as a CAT Alliance Discovery Programme, in which event the following provisions shall apply:

(a)	the provisions of paragraphs 3.1 and 3.2 or 3.3 as appropriate, 3.4, 3.7, 3.10 and 3.11 of the Handover Schedule shall apply;

(b)	AstraZeneca shall have the right to receive [***] of the milestone payments and royalties set out in Schedules 14.3 Part A and 15.2 Part A in the event that Collaboration Antibodies identified in the Joint Discovery Programme proceed to Exploitation;

(c)	AstraZeneca’s rights under Clause 6.12 to adopt any CAT Alliance Discovery Programme which is the subject of this Clause 25.4.1 shall terminate;

(d)	AstraZeneca’s rights under Clause 7.9 to adopt any CAT Alliance Development Programme arising from the Discovery Programme which is the subject of this Clause 25.4.1 shall terminate; and

(e)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.4.2	Multiple Breaches Affecting Joint Discovery Programmes. In the event of CAT having exercised its rights [***] under Clause 25.4.1, CAT shall have the right but not the obligation to:

(a)

terminate the Target Selection Process (the existing Alliance Targets remaining Alliance Targets subject to the provision of Clause 5.5 so that in any Initiation Year if the applicable maximum is exceeded, CAT shall nominate a sufficient number of Alliance Targets to be removed from the Target Pool so as to ensure that the Target Pool does not exceed the applicable maximum) and proceed alone with the Target selection for Discovery Programmes and commence all future Discovery Programmes as CAT Alliance Discovery Programmes but outside the Alliance; and

(b)	deem AstraZeneca to have abandoned all existing Joint Discovery Programmes on terms the same as Clause 6.9 and the provision of the Handover Schedule relating to Circumstance 1 shall apply;

in which event the following provisions shall apply:

(c)	the Target Selection Committee shall be dissolved and the provisions of Clauses 4, 5.1, 5.2, 5.3, 5.4, 5.6, 5.7, 5.8, 5.9, 5.10, 5.11 and 5.12 shall terminate;

(d)	the Research Management Committee shall be dissolved and the provisions of Clause 6 shall terminate;

(e)	AstraZeneca shall have the right to receive [***] of the royalties set out in Schedules 14.3 Part A and 15.2 Part A in respect of any discovery programme or development programme arising from CAT’s continuation of the AstraZeneca Discovery Programme, and in respect of any product arising out of such programmes;

(f)	[***]

(g)	for the avoidance of doubt the remainder of the provisions of this Agreement concerning CAT Alliance Discovery Programmes, CAT Alliance Development Programmes and

CAT Alliance Products shall continue to apply save that: (i) AstraZeneca’s rights under Clause 6.12 to adopt any CAT Alliance Discovery Programme shall cease; and (ii) AstraZeneca’s rights under Clause 7.9 to adopt any CAT Alliance Development Programme arising from a Discovery Programme which is the subject of Clause 25.4.2 (b) shall terminate;

(h)	for the avoidance of doubt the remainder of the provisions of this Agreement concerning ongoing AstraZeneca Development Programmes and Final Development and Exploitation of AstraZeneca Products and Alliance Products shall continue to apply as relevant in the circumstances; and

(i)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.4.3	Breach Affecting Development Programme.

(a)

In the event of a material breach of any provision of this Agreement other than Clause 11 by AstraZeneca affecting: (i) a Joint Development Programme; or (ii) an AstraZeneca Development Programme undertaken in respect of Collaboration Antibodies identified in the course of a Joint Discovery Programme, and where such breach is capable of remedy, such breach remains un-remedied for sixty (60) days after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and AstraZeneca commences actions to remedy such breach within such period and thereafter diligently continues such actions, AstraZeneca shall have an additional sixty (60) days to remedy such breach) and provided always that non-performance by AstraZeneca for safety reasons or as a result of technical failure shall not constitute material breach unless in the case of technical failure such technical failure itself resulted from non-performance by AstraZeneca of any obligation under this Agreement:

(i)	CAT shall have the right but not the obligation to terminate AstraZeneca’s performance obligations (including any obligations to fund work pursuant to Clause 13) under this Agreement in respect of the relevant Joint Development Programme or AstraZeneca Development Programme as the case may be in which case AstraZeneca Abandonment of Joint Development Programme or AstraZeneca Abandonment of AstraZeneca Development Programme shall be deemed to have occurred as the case may be and the relevant provisions of the Handover Schedule relating to Circumstance 6 or Circumstance 7 respectively shall apply; and

(ii)	AstraZeneca’s rights under Clause 7.9 to adopt the CAT Alliance Development Programme which is the subject of this Clause 25.4.3 shall terminate.

(b)

In the event of a material breach of any provision of this Agreement other than Clause 11 by AstraZeneca affecting a AstraZeneca Development Programme undertaken in respect of Collaboration Antibodies identified in the course of an AstraZeneca Discovery Programme, and where such breach is capable of remedy, such breach remains un-remedied for [***] after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and AstraZeneca commences actions to remedy such breach within such period and thereafter diligently continues such actions, AstraZeneca shall have an additional [***] to remedy such breach) and provided always that non-performance by AstraZeneca for safety reasons or as a result of technical failure shall not constitute material breach unless in the case of technical failure such technical failure itself resulted from non-performance by AstraZeneca of any obligation under this Agreement:

(i)	CAT shall have the right but not the obligation to terminate the exclusivity set out in Clause 18.6 in respect of the Target in respect of which such AstraZeneca Discovery Programme was undertaken;

(ii)	where the Target Know-How relating to the Target in respect of which such AstraZeneca Discovery Programme was undertaken was provided by AstraZeneca, CAT may request and AstraZeneca shall grant to CAT a payment-free licence to use such Target Know-How to discover, develop and Exploit Antibodies directed to and binding with such Target (other than Collaboration Antibodies);

(iii)	CAT shall have the right but not the obligation to terminate the restrictions set out in Clauses 17.4.2 and 17.4.3 to the extent that they relate to Target Results relating to the Target in respect of which such AstraZeneca Discovery Programme was undertaken; and

(iv)	where notice is given during the Discovery Term, the Target with which the relevant Collaboration Antibodies bind shall cease to be an Alliance Target.

25.4.4	Insolvency of AstraZeneca. In the event that an Insolvency Event occurs with respect to AstraZeneca:-

(a)	where the Insolvency Event occurs during the Discovery Initiation Phase, CAT shall have the rights set out in Clause

25.4.2 (a) and (b) and the consequences set out in Clause 25.4.2 (c) to (i) shall apply;

(b)	where the Insolvency Event occurs after the commencement of any Joint Development Programme or AstraZeneca Development Programme under this Agreement but before its conclusion, in relation to any Joint Development Programmes and AstraZeneca Development Programmes then ongoing, CAT shall be entitled to give notice to terminate under Clause 25.4.3;

(c)	AstraZeneca’s rights under Clause 6.12 to adopt any CAT Alliance Discovery Programme shall terminate and AstraZeneca’s rights under Clause 7.9 to adopt a CAT Alliance Development Programme shall terminate; and

(d)	save as aforesaid the provisions of this Agreement shall continue to apply as relevant in the circumstances.

25.4.5	Breach Affecting Alliance Product or AstraZeneca Product. In the event of a material breach of any provision of this Agreement other than Clause 11 by AstraZeneca affecting an Alliance Product or an AstraZeneca Product and where such breach is capable of remedy, such breach remains un-remedied for sixty (60) days after notice of such breach (provided that if such breach is capable of remedy but cannot be remedied within such sixty (60) day period, and AstraZeneca commences actions to remedy such breach within such period and thereafter diligently continues such actions, AstraZeneca shall have an additional sixty (60) days to remedy such breach):

(a)

where the material breach affects an Alliance Co-Funded Product in Final Development, CAT shall have the right but not the obligation to terminate AstraZeneca’s performance obligations (including any obligations to fund work pursuant to Clause 13) under this Agreement in respect of such Alliance Co-Funded Product and AstraZeneca Abandonment of Alliance

Co-Funded Product shall be deemed to have occurred and the provisions of the Handover Schedule relevant to Circumstance 11 shall apply; and

(b)	where the material breach affects an AstraZeneca Product or an Alliance Product other than an Alliance Co-Funded Product, CAT shall have the right but not the obligation to require AstraZeneca to commence an out-licence project in respect of such Alliance Product or AstraZeneca Product and CAT shall have the right to make a binding offer, including all of the terms of the relevant licence, pursuant to which CAT would take a licence pursuant to a separate agreement to the relevant AstraZeneca Background Technology and AstraZeneca Results and an assignment of any contract relating solely to the Final Development of the Alliance Product or AstraZeneca Product to allow it to continue the Final Development and Exploitation of the relevant Alliance Product or AstraZeneca Product. [***]

25.5	CAT Change of Control. Upon a Change of Control of CAT plc or CAT in a case where the Person acquiring or merging with CAT plc or CAT is an

Affiliate of a pharmaceutical company which at the relevant time has worldwide gross sales during the most recently audited financial period that rank in the top twenty (20) in the world, AstraZeneca shall upon delivery of written notice to CAT at any time within three (3) months after the date of such Change of Control have the following rights (but not the obligation):

25.5.1	if the Change of Control occurs during the Discovery Term, the same rights as under Clause 25.3.2 save that the fee for Clause 25.3.2(c)(i) shall be [***] payable in advance of access and Clause 25.3.2(g) shall not apply;

25.5.2	where Clause 25.5.1 applies, CAT shall be entitled on giving written notice to AstraZeneca within three (3) months of AstraZeneca’s notice under Clause 25.5, to fund [***] of the Programme Costs of the continuing AstraZeneca Discovery Programmes on the terms of Clause 13.3, in which case CAT shall be entitled to receive the milestones and royalties set out in Schedules 14.2 Part B and 15.1 Part B in respect of the development and Exploitation of any Collaboration Antibodies identified in the course of such AstraZeneca Discovery Programme. In the event that CAT does not exercise its right under this Clause 25.5.2, it shall only be entitled to receive the milestones and royalties set out in Schedules 14.2 Part A and 15.1 Part A in respect of the development and Exploitation of any Collaboration Antibodies identified in the course of such AstraZeneca Discovery Programme;

25.5.3

if the Change of Control occurs during the course of any Joint Development Programme, to deem said event as a CAT Abandonment of Joint Development Programme in which case the Handover Schedule provision relating to Circumstance 5 shall apply. CAT shall be entitled on giving written notice to AstraZeneca within three (3) months of the deemed abandonment, to fund [***] of the Programme Costs of the continuing Development Programme which is the subject of this Clause 25.5.3 on the terms of Clause 13.3, in which case CAT shall be entitled to receive the milestones and royalties set out in

Schedules 14.2 Part C and 15.1 Part C in respect of the development and Exploitation of any Products developed in the course of such Development Programme. In the event that CAT does not exercise its right under this Clause 25.5.3 it shall only be entitled to receive the milestones and royalties set out in Schedules 14.2 Part B and 15.1 Part B in respect of the development and Exploitation of any Products developed in the course of such Development Programme.

25.5.4	CAT shall cease to have any rights under Clause 3.13.2 to appoint a representative to a GPT;

25.5.5	the provisions of Clause 9.6 shall terminate and any agreement entered into pursuant to Clause 9.6 in respect of any Co-Promotion Product shall terminate in accordance with its own terms; and

25.5.6	save as specified in this Clause 25.5, the provisions of this Agreement shall continue in force as relevant in the circumstances.

25.6	Failure to Make Payment. For the purposes only of Clauses 25.3 and 25.4, failure by a Party at any time to make a payment in full or in part shall not be considered to be a material breach of this Agreement, but this Clause 25.6 shall not prevent the Party not in default from suing the Party in default to recover the sum outstanding together with any interest due pursuant to this Agreement.

25.7	Exclusive Remedy. Except in the event of fraud or fraudulent misrepresentation, the remedies set out in Clauses 25.3.1, 25.3.2, 25.3.3, 25.4.1, 25.4.2, 25.4.3 and 25.4.5 shall, where and to the extent invoked, constitute the exclusive financial remedies of the Parties in the events of default set out in those provisions such that damages, an account of profits and similar remedies are not available in such event.

26.	Force Majeure

26.1

In this Agreement, “Force Majeure” means an event which is beyond a non-performing Party’s reasonable control, including an act of God, act of the other Party, strike, lock-out or other industrial/labour dispute (whether involving the workforce of the Party so prevented or of any other Person), war, riot, civil commotion, terrorist act, malicious damage, epidemic, quarantine, fire, flood, storm or natural disaster, whether or not it is later held to be invalid.

26.2	The Force Majeure Party shall, within thirty (30) days of the occurrence of a Force Majeure event, give notice in writing to the other Party specifying the nature and extent of the event of Force Majeure, its anticipated duration and any action being taken to avoid or minimize its effect. Subject to providing such notice, the Force Majeure Party shall not be liable for delay in performance or for non-performance of its obligations under this Agreement, in whole or in part, nor shall the other Party have the right to terminate this Agreement or a Programme, except as otherwise provided in this Agreement, where non-performance or delay in performance has resulted from an event of Force Majeure. The suspension of performance allowed hereunder shall be of no greater scope and no longer duration than is reasonably required.

26.3	The Force Majeure Party shall use reasonable endeavours, without being obligated to incur any expenditure or cost, to bring the Force Majeure event to a close or to find a solution by which this Agreement may be performed despite the continuation of the event of Force Majeure.

26.4	If the Force Majeure Party is prevented from performing its obligations due to a Force Majeure event for a continuous period in excess of sixty (60) days after the date of the occurrence of the Force Majeure event, and such failure to perform would constitute a material breach of this Agreement in the absence of such Force Majeure event, the Parties shall meet and discuss in good faith any amendments to this Agreement to permit the other Party to exercise its rights under this Agreement.

27.	Assignment

27.1

Neither Party may assign its rights or, except as provided hereunder, delegate its obligations under this Agreement, whether by operation of law or otherwise, in whole or in part without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, except that: (a) both Parties shall always have the right, without such consent, to perform any or all of its obligations and exercise any or all of its rights under this Agreement through any of its Affiliates; and (b) each of the Parties shall always have the right, on written notice to the other, to assign any or all of its rights and delegate any or all of its obligations hereunder to any of its Affiliates; and (c) CAT shall always have the right on written notice to AstraZeneca, to assign all of its obligations hereunder to an Affiliate, provided that such Affiliate is a successor in interest to all or substantially all of the business to which this Agreement relates; and (d) either Party shall always have the right on written notice to the other Party to assign all of its obligations hereunder to any Third Party successor in interest (whether by merger, acquisition, asset purchase or otherwise) to all or substantially all of the business to which this Agreement relates. Any permitted successor of a Party or any permitted assignee of all of a Party’s rights under this Agreement that has also assumed all of such Party’s obligations hereunder in writing shall, upon any such succession or assignment and assumption, be deemed to be a party to this Agreement as though named herein in substitution for the assigning Party, whereupon the assigning Party shall cease to be a party to this Agreement and shall cease to have any rights or obligations under this Agreement. All validly assigned rights of a Party shall inure to the benefit of and be enforceable by the permitted successors and assigns of such Party. Any attempted assignment or delegation in violation of this Clause 27 shall be void.

27.2	If AstraZeneca assigns this Agreement to a non-UK resident Affiliate, AstraZeneca agrees to indemnify CAT against any withholding tax deducted by the non-UK resident Affiliate, which: (i) CAT is unable to recover despite having taken all reasonable steps to do so; and (ii) is in excess of the amount of withholding tax which would have been deducted by AstraZeneca if the assignment had not taken place; provided always that this indemnity shall not apply if CAT assigns this Agreement to a non-UK resident.

28.	Governing Law and Jurisdiction

The interpretation and construction of this Agreement shall be governed by the laws of England excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive law of another jurisdiction. Any dispute arising out of or relating to the existence, negotiation, validity, formation, interpretation, breach, performance or application of this Agreement shall be subject to the exclusive jurisdiction of the courts of England and Wales.

29.	Notices

29.1	Notice Requirements. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by a postal delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Clause 29.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Clause 29. Such notice shall be deemed to have been given as of the date delivered if sent by hand or post or as of the date transmitted if sent by facsimile (with transmission confirmed). Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter This Clause 29 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

29.2	Address for Notice.

For:	AstraZeneca

Address:	Alderley House
Alderley Park
Macclesfield
Cheshire
SK10 4TF

Fax number:	01625 585618

For the attention of: Assistant General Counsel

With a copy to:

Address:	AstraZeneca R&D Lund
S 221 87 Lund
Sweden

For the attention of: Director, Global Discovery Alliances and CI RIRA

For:	CAT

Address:	Milstein Building
Granta Park
Cambridge CB1 6GH

Fax number:	01223 471472

For the attention of: Company Secretary with a copy to Senior Vice-President, Strategic Alliances

30.	Relationship of the Parties

The status of a Party under this Agreement shall be that of an independent contractor. Nothing contained in this Agreement shall be construed as creating a partnership, joint venture or agency relationship between the Parties or, except as otherwise expressly provided in this Agreement, as granting either Party the authority to bind or contract any obligation in the name of or on the account of the other Party or to make any statements, representations, warranties or commitments on behalf of the other Party. All persons employed by a Party shall be employees of such Party and not of the other Party and all costs and obligations incurred by reason of any such employment shall be for the account and expense of such Party.

31.	Entire Agreement and Severability

31.1

Entire Agreement. This Agreement and the Subscription Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement. This Agreement supersedes all prior agreements, whether written or oral, with respect to the subject matter of this Agreement including the confidentiality agreement of 5 October 2003, as amended on 13 October 2004. Each Party confirms that it is not relying on any representations, warranties or covenants of the other Party except as specifically set out in this Agreement. Nothing in this Agreement is intended to limit or exclude any liability for fraud. All Schedules and Exhibits referred to in this Agreement are intended to be and are hereby specifically incorporated into and made a part of this Agreement. In the event of any inconsistency between any such Schedules or Exhibits and this Agreement, the terms of this Agreement shall govern.

31.2	Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, in any respect, then, to the fullest extent permitted by Applicable Law and if the rights or obligations of any Party will not be materially and adversely affected: (a) such provision will be given no effect by the Parties and shall not form part of this Agreement, (b) all other provisions of this Agreement shall remain in full force and effect, and (c) the Parties shall use their best efforts to negotiate a provision in replacement of the provision held invalid, illegal or unenforceable that is consistent with Applicable Law and achieves, as nearly as possible, the original intention of the Parties. To the fullest extent permitted by Applicable Law, the Parties waive any provision of law that would render any provision in this Agreement invalid, illegal or unenforceable in any respect.

32.	English Language

This Agreement is written and executed in the English language. Any translation into any other language shall not be an official version of this Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

33.	Amendment

Any amendment or modification of this Agreement must be in writing and signed by authorised representatives of both Parties.

34.	Waiver and Non-Exclusion of Remedies

A Party’s failure to enforce, at any time or for any period of time, any provision of this Agreement, or to exercise any right or remedy shall not constitute a waiver of that provision, right or remedy or prevent such Party from enforcing any or all provisions of this Agreement and exercising any rights or remedies. To be effective any waiver must be in writing. All rights and remedies are cumulative and do not exclude any other right or remedy provided by law or otherwise available.

35.	No Benefit to Third Parties

The provisions of this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights in any other Persons except as otherwise expressly provided in Clause 23. The Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement. Except as expressly provided in Clause 23, no Person who is not a party to this Agreement (including any employee, officer, agent, representative or subcontractor of either Party) shall have the right (whether under the Contracts (Rights of Third Parties) Act 1999 or otherwise) to enforce any term of this Agreement which expressly or by implication confers a benefit on that Person without the express prior agreement in writing of the Parties, which agreement must refer to this Clause 35.

36.	Equitable Relief

The Parties acknowledges and agrees that the restrictions set out in Clauses 10 and 20 are reasonable and necessary to protect the legitimate interests of the other Party and that the Parties would not have entered into this Agreement in the absence of such restrictions, and that any breach or threatened breach of any provision of Clauses 10 or 20 will result in irreparable injury to a Party for which there will be no adequate remedy at law. In the event of a breach or threatened breach of any provision of Clauses 10 or 20 the innocent Party shall be authorised and entitled to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, and an equitable accounting of all earnings, profits and other benefits arising from such breach, which rights shall be cumulative and in addition to any other rights or remedies to which the innocent Party may be entitled in law or equity. Nothing in this

Clause 36 is intended, or should be construed, to limit a Party’s right to equitable relief or any other remedy for a breach of any other provision of this Agreement.

37.	Further Assurance

Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement.

38.	Expenses

Except as otherwise expressly provided in this Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this Agreement.

39.	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall be deemed to constitute one and the same instrument. An executed signature page of this Agreement delivered by facsimile transmission shall be as effective as an original executed signature page.

40.	Guarantee by CAT plc

CAT plc hereby unconditionally and irrevocably guarantees to AstraZeneca the performance of all the financial obligations of CAT under this Agreement, including the due and prompt payment by CAT of any amounts payable under this Agreement and any damages or other financial compensation for breach of this Agreement by CAT or otherwise connected with CAT’s activities under this Agreement (the “Payment Obligations”). In case of the failure of CAT to promptly pay any amounts or to make whole AstraZeneca for any of its obligations under this Agreement, CAT plc hereby agrees to cause the payment of such amounts to be made promptly when and as such amounts become due and payable and as if such amounts were paid by CAT. CAT plc hereby agrees that its obligations hereunder will be absolute and unconditional, irrespective of, and will be unaffected by, the validity, regularity or enforceability of the obligations of CAT under this Agreement, the absence of any action to enforce the same, the dissolution, the insolvency or bankruptcy of CAT or any other circumstance which might otherwise constitute a legal or equitable discharge or defence of a guarantor or surety. CAT plc hereby waives the benefits of diligence, presentment, demand of payment, any requirement that AstraZeneca protect, secure, perfect or insure any security interest in or other lien on any property subject thereto or exhaust any right or take any action against CAT or any collateral, filing of claims with a court in the event of dissolution, insolvency or bankruptcy of CAT, any right to require a proceeding first against CAT and covenants that its obligations hereunder will not be discharged except by complete payment of the amounts due by CAT under this Agreement. Notwithstanding the foregoing, unless CAT has been legally dissolved, AstraZeneca agrees to give CAT notice of any claim under this Agreement prior to making any demand under this Clause 40 in respect of the Payment Obligations. In the event that any payment to AstraZeneca in respect of any amounts due by CAT under this Agreement is rescinded or must otherwise be returned for any reason whatsoever, CAT will remain liable for such amounts to the extent provided herein as if such amounts had not been paid. The aggregate amount to be paid under this Clause 40 by CAT plc shall be net of any prior payment to AstraZeneca by CAT in respect of such Payment Obligations.

THIS AGREEMENT IS EXECUTED by the authorised representatives of the Parties as of the date first written above.

SIGNED for and on behalf of AstraZeneca UK Limited		SIGNED for and on behalf of Cambridge Antibody Technology Limited

ROGER LLOYD		DIANE MELLETT
Signature		Signature

Name:	Roger Lloyd	Name:	Diane Mellett
	Authorised Signatory	Title:	General Counsel

SIGNED for and on behalf of Cambridge Antibody Technology Group plc

DIANE MELLET
Signature

Name:	Diane Mellett
General Counsel

Schedule 1.44

CAT Background Patents

“Labelling and selection of Specified Binding Molecules” PCT/GB97/01835, filed July 8, 1997

Country	Application Number	Grant Number

United Kingdom	9714397.8	GB2315125

United Kingdom	9900205.7	GB2330909

United States of America	09/098244	US6180336

United States of America	09/375314	US6342588

United States of America	09/767395	US6489123

United States of America	08/889291	US5994519

International (PCT) Filing	PCT/GB97/01835

Australia	9734527	AU715796

Canada	2259421	Pending

Japan	10-504944	Pending

Germany	97930647.9	EP0906571

France	97930647.9	EP0906571

Netherlands	97930647.9	EP0906571

Sweden	97930647.9	EP0906571

“Cell-Free synthesis and isolation of Novel Genes and Polypeptides” PCT/US90/05682, filed October 4, 1990

Country	Application Number	Grant Number
International PCT Filing	PCCT/US90/05682	WO91/05058

Australia	65373/90	AU638762

Japan	2000-240298	Pending

Japan	2-514372	JP3127158

United States of America	07/417357	US5643768

United States of America	07/798985	US5658754

Canada	2067194	2067194

Korea (South)	700769/92	KR185192

Country	Application Number	Grant Number
Korea (South)(Div)	708672/98	KR204359

Korea (South) (Div)	700769/92	KR204360

Austria	90915566.5	E168416

Belgium	90915566.5	BE0494955

Switzerland	90915566.5	CH0494955

Germany	90915566.5	DE69032483.9

Denmark	90915566.5	DK0494955

Spain	90915566.5	ES2118066

France	90915566.5	FR0494955

United Kingdom	90915566.5	GB0494955

Italy	90915566.5	IT0494955

Luxembourg	90915566.5	LU0494955

Netherlands	90915566.5	NL0494955

Sweden	90915566.5	SE0494955

“Improvements to Ribosome Display”, PCT/GB01/01319, filed March 26, 2001

Country	Application Number	Grant Number
International (PCT) Filing	PCT/GB01/01319

United Kingdom	0107543.1	2365429

United States of America	60/193802	Pending

Australia	2001239444	Pending

European Patent Office	01914058.1	Pending

United States of America	09/817661	Pending

Schedule 1.47

CAT Existing Discovery Programmes

[***]

Schedule 1.48

CAT Gatekeeping Procedure

[***]

Schedule 1.50

CAT In-Licensed Technologies

Part A

i) Sublicensed from MRC

“Single Domain Ligands, Receptors Comprising said Ligands, Methods for their Production and Use of Said Ligands and Receptors” PCT/GB89/01344, filed November 13, 1989

Country	Application Number	Grant Number
United States of America	07/796805	Dropped

United States of America	08/470031	US6248516

United States of America	08/332046	Dropped

United States of America	Dropped	Dropped

United States of America	09/212568	Dropped

United States of America	09/722364	6545142

United States of America	10/290252	Pending

Australia	8945201	AU634186

Canada	2002868-8	Pending

Denmark	901647	Pending

Japan	1-511700	JP2919890

Korea (South)	90701475	KR184860

Austria	89311731.7	EP0368684

Belgium	89311731.7	EP0368684

Switzerland	89311731.7	EP0368684

Germany	89311731.7	EP0368684

Denmark	89311731.7	EP0368684

Spain	89311731.7	EP0368684

France	89311731.7	EP0368684

United Kingdom	89311731.7	EP0368684

Greece	89311731.7	EP0368684

Ireland	89311731.7	EP0368684

Italy	89311731.7	EP0368684

Luxembourg	89311731.7	EP0368684

Country	Application Number	Grant Number
Monaco	89311731.7	EP0368684

Netherlands	89311731.7	EP0368684

Portugal	89311731.7	EP0368684

Sweden	89311731.7	EP0368684

ii) Sublicensed from MRC/Scripps/Strategene

“Method for Isolating Receptors Having a Preselected Specificity” PCT/US90/02835, filed May 16, 1990

Country	Application Number	Grant Number
Australia	9056733	AU651065

Canada	2016841	2016841

Ireland	1768/90	Dropped

Japan	2-508274	2-508274

Portugal	94066	Dropped

United States of America	07/933959	US6291159

[***]	[***]	[***]

United States of America	07/933958	US6291158

[***]	[***]	[***]

Germany	90908744.7	EP0472638

United Kingdom	90908744.7	EP0472638

Netherlands	90908744.7	EP0472638

Sweden	90908744.7	EP0472638

“A new method for tapping the immunological repertoire” PCT/US90/02836, filed May 16, 1990

Country	Application Number	Grant Number
Australia		AU643948

Canada	2016842	Pending

European Patent Office (Div)	00103589.8	Pending

Country	Application Number	Grant Number
Ireland	1767/90	Dropped

Ireland (Div)	2001/0951	Pending

Japan	2-508759	Pending

Portugal	94065	Dropped

United States of America	07/941761	US6291160

United States of America	07/941762	US6291161

United States of America (Div)	09/726653	US6680192

[***]	[***]	[***]

Germany	90909224.9	EP0425661

United Kingdom	90909224.9	EP0425661

Netherlands	90909224.9	EP0425661

Sweden	90909224.9	EP0425661

iii) Co-owned by CAT/MRC

“Methods for producing members of specific binding pairs” PCT/GB91/01134, filed July 10, 1991

Country	Application Number	Grant Number
United States of America	07/971857	US5969108

United States of America	08/484893	US6172197

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

United States of America	09/309639	Dropped

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

United States of America	NOT YET KNOWN	US6172197

Australia	9182216	AU664155

Canada	2086936-4	Pending

Country	Application Number	Grant Number
European Patent Office (Div)	97120149.6	Pending

Japan	3-512353	JP3176917

Korea (South)	93-700061	KR0222326

Austria	91913039.3	EP0589877

Austria	96112510.1	EP0774511

Belgium	91913039.3	EP0589877

Belgium	96112510.1	EP0774511

Switzerland	91913039.3	EP0589877

Switzerland	96112510.1	EP0774511

Germany	91913039.3	EP0589877

Germany	96112510.1	EP0774511

Denmark	91913039.3	EP0589877

Denmark	96112510.1	EP0774511

Spain	91913039.3	EP0589877

Spain	96112510.1	EP0774511

France	91913039.3	EP0589877

France	96112510.1	EP0774511

United Kingdom	91913039.3	EP0589877

United Kingdom	96112510.1	EP0774511

Greece	96112510.1	EP0774511

Ireland	91913039.3	EP0589877

Ireland	96112510.1	EP0774511

Italy	91913039.3	EP0589877

Italy	96112510.1	EP0774511

Luxembourg	91913039.3	EP0589877

Luxembourg	96112510.1	EP0774511

Monaco	91913039.3	EP0589877

Monaco	96112510.1	EP0774511

Netherlands	91913039.3	EP0589877

Netherlands	96112510.1	EP0774511

Portugal	91913039.3	EP0589877

Portugal	96112510.1	EP0774511

Sweden	91913039.3	EP0589877

Sweden	96112510.1	EP0774511

“Methods for producing members of specific binding pairs” PCT/GB92/00883, filed May 15, 1992

Country	Application Number	Grant Number
United States of America	08/150002	US5871907

United States of America	08/480006	US5858657

United States of America	08/350260	US5962255

United States of America	09/098944	US6225447

Untied States of America	09/104337	US6492160

United States of America	09/104591	6291650

Australia	9216938	AU665190

Canada	2109602	2109602

Japan	04-509257	Dropped

Austria	92910174.9	EP0585287

Belgium	92910174.9	EP0585287

Switzerland	92910174.9	EP0585287

Germany	92910174.9	EP0585287

Denmark	92910174.9	EP0585287

Spain	92910174.9	EP0585287

France	92910174.9	EP0585287

United Kingdom	92910174.9	EP0585287

Greece	92910174.9	EP0585287

Ireland	92910174.9	EP0585287

Italy	92910174.9	EP0585287

Luxembourg	92910174.9	EP0585287

Monaco	92910174.9	EP0585287

Netherlands	92910174.9	EP0585287

Portugal	92910174.9	EP0585287

Sweden	92910174.9	EP0585287

“Production of chimeric antibodies - a combinational approach” PCT/GB92/01755, filed September 23, 1992

Country	Application Number	Grant Number
United States of America	08/211202	US5565332

United States of America	08/698242	Dropped

Australia	9225933	AU665025

Canada	2119930	2119930

Japan	5-505932	Pending

Austria	92919846.3	EP0605522

Belgium	92919846.3	EP0605522

Switzerland	92919846.3	EP0605522

Germany	92919846.3	EP0605522

Denmark	92919846.3	EP0605522

Spain	92919846.3	EP0605522

France	92919846.3	EP0605522

United Kingdom	92919846.3	EP0605522

Greece	92919846.3	EP0605522

Ireland	92919846.3	EP0605522

Italy	92919846.3	EP0605522

Luxembourg	92919846.3	EP0605522

Monaco	92919846.3	EP0605522

Netherlands	92919846.3	EP0605522

Portugal	92919846.3	EP0605522

Sweden	92919846.3	EP0605522

“Production of anti-self antibodies from antibody segment repertoires and displayed on phage” PCT/GB92/02240, filed December 2 1992

Country	Application Number	Grant Number
European Patent Office (Div)	00107845.0	Pending

United States of America	08/244597	US5885793

United States of America	09/197221	US6544731

United States of America	09/197224	US6521404

Country	Application Number	Grant Number
United States of America	09/268471	Dropped

United States of America	09/532840	6593081

United States of America	09/572392	US6555313

United States of America	09/723756	US6582915

United States of America	10/326495	Pending

Australia	9230890	AU665221

Canada	2124460	Pending

European Patent Office	92924775.7	Pending

Japan	5-509967	Pending

CAT In-Licensed Discovery Technologies shall exclude any rights to US08/571,755 “Specific Binding Members for human TGFß; materials and methods” and any further Patents claming priority or derived directly therefrom.

iv) Sublicensed from Dyax

Country	Application/Patent Number	Filing Date	Patent No	Issue Date
US	07/664,989*	3/1/91	5,223,409	6/29/93

US	9,319	1/26/93	5,403,484	4/4/95

US	08/057,667	6/18/93	5,571,698	11/5/96

US	08/415,922	4/3/95	Allowed

US		12/18/97

PCT	US89/03731 W09002809 (pub)	9/1/89 3/22/90

EPO	89/910702.3 EP436597 (pub)	9/1/89 7/17/91	436,597	4/2/97

EPO div	96/112867.5	8/9/96

Japan	89510087 JP4502700 (pub)	9/1/89 5/21/92

Canada	610,176	9/1/89

Ireland	IR89/2834	9/4/89

Country	Application/Patent Number	Filing Date	Patent No	Issue Date
Israel (& divs)	91501	9/1/89	Patent No	Issue Date

PCT	US92/01456 W09215677 (pub)	2/27/92 9/17/92

EPO	92/908057.0	2/27/92

Canada	2105300	2/27/92

Japan	92507558	2/27/92

PCT	US92/01539 W09215679 (pub)	2/28/92 9/17/92

EPO	92/908799.7	2/28/92

Canada	2105303	2/28/92

Japan	92508216	2/28/92

*	CIP of US SN487,063 filed 3/2/90 which is a CIP of US SN 240,160 filed 9/2/88.

CAT In-Licensed Discovery Technologies shall not include (i) claims in US5,233,409 to the extent they cover single chain antibodies, nor (ii) claims of any continuation, continuation-in-part or divisional applications of the US Patents or any counterparts of the US Patents in countries outside of the United States, that cover particular protein or peptide sequences, or nucleic acids thereof, that bind to a specific biological or molecular target.

v) Sub-Licensed from Micromet

Application Number	Application Filing Date	Country	Title of Application	Status	Patent Number	Date of Grant
07/299,617	19JA1989	United States	Single Polypeptide Chain Binding Molecules	Granted	4,946,778	07AU1990

07/512,910	25AP1990	United States	Single Polypeptide Chain Binding Molecules	Granted	5,260,203	09NO1993

08/040,440	01AP1993	United States	Single Polypeptide Chain Binding Molecules	Granted	5,455,030	03OC1995

08/468,988	06JE1995	United States	Single Polypeptide Chain Binding Molecules	Granted	5,518,889	21MY1996

08/468,992	06JE1995	United States	Single Polypeptide Chain Binding Molecules	Granted	5,534,621	09JL1996

87906006.9	02SE1987	Austria	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Belgium	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

546,164	04SE1987	Canada	Single Polypeptide Chain Binding Molecules	Granted	1,341,364	04JE2004

87906006.9	02SE1987	West Germany	Single Polypeptide Chain Binding Molecules	Granted	P3785186.1-08	31MR1993

87906006.9	02SE1987	European Patent Convention	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	France	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Great Britain	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Italy	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Luxembourg	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Netherlands	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

87906006.9	02SE1987	Sweden	Single Polypeptide Chain Binding Molecules	Granted	0281604	31MR1993

06/902,970	02SE1986	United States	Computer Based System And Method For	Granted	4,704,692	03NO1987

Application Number	Application Filing Date	Country	Title of Application	Status	Patent Number	Date of Grant
			Determining And Displaying Possible Chemical Structures For Converting Double or Multiple Chain Polypeptides to Single Chain Polypeptides

88903058.1	02MR1988	Germany	Organism Carrying a Single Chain Antibody Domain at Its Surface	Granted	0349578	30NO1994

88903058.1	02MR1988	European Patent Convention	Method For The Preparation of Binding Molecules	Granted	0349578	30NO1994

88903058.1	02MR1988	France	Organism Carrying a Single Chain Antibody Domain at Its Surface	Granted	0349578	30NO1994

88903058.1	02MR1988	Great Britain	Organism Carrying a Single Chain Antibody Domain at Its Surface	Granted	0349578	30NO1994

08/392,338	22FE1995	United States	Multivalent Antigen Binding Proteins	Granted	5,869,620	09FE1999

09/166,094	05OC1998	United States	Multivalent Antigen Binding Proteins	Granted	6,121,424	19SE2000

09/166,093	05OC1998	United States	Multivalent Antigen Binding Proteins	Granted	6,027,725	22FE2000

09/166,750	05OC1998	United States	Methods for Producing Multivalent Antigen Binding Proteins (As Amended)	Granted	6,025,165	15FE2000

09/172,019	14OC1998	United States	Nucleic Acid Molecules Encoding Single-Chain Antigen-Binding Proteins (As Amended)	Granted	6,103,889	15AU2000

09/443,213	19NO1999	United States	Multivalent Antigen-binding Proteins	Filed

93900545.0	20NO1992	Austria	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Belgium	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

2,122,732	20NO1992	Canada	Multivalent Antigen-binding Proteins	Filed

Application Number	Application Filing Date	Country	Title of Application	Status	Patent Number	Date of Grant
93900545.0	20NO1992	Switzerland	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	West Germany	Multivalent Antigen-Binding Proteins	Granted	69232137.3	17OC2001

93900545.0	20NO1992	Denmark	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	European Patent Convention	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Spain	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	France	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Great Britain	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Greece	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Ireland	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Italy	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Luxembourg	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Monaco	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Netherlands	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

93900545.0	20NO1992	Sweden	Multivalent Antigen-Binding Proteins	Granted	0617706	17OC2001

09/069,842	30AP1998	United States	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

09/791,578	26FE2001	United States	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

09/791,540	26FE2001	United States	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

Application Number	Application Filing Date	Country	Title of Application	Status	Patent Number	Date of Grant
2,288,994	30AP1998	Canada	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

98920001.9	30AP1998	European Patent Convention	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

10-547347	30AP1998	Japan	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

PCT/US98/08654	30AP1998	Patent Cooperation Treaty	Polyalkylene Oxide-Modified Single Chain Polypeptides	Filed

08/224,591	07AP1994	United States	Linker For Linked Fusion Polypeptides	Granted	5,856,456	05JA1999

08/926,789	10SE1997	United States	Linked For Linked Fusion Polypeptides	Granted	5,990,275	23NO1999

08/323,445	13OC1994	United States	Antigen-Binding Fusion Proteins	Granted	5,763,733	09JE1998

08/515,903	16AU1995	United States	Antigen-Binding Fusion Proteins	Granted	5,767,260	16JE1998

08/417,855	07AP1995	United States	Stabilized Monomeric Protein Compositions	Granted	5,656,730	12AU1997

08/819,033	17MR1997	United States	Stabilized Monomeric Protein Compositions	Granted	5,917,021	29JE1999

09/069,821	30AP1998	United States	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Granted	6,323,322	27NO2001

09/956,087	20SE2001	United States	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

09/956,086	20SE2001	United States	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

2,288,992	30AP1998	Canada	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

Application Number	Application Filing Date	Country	Title of Application	Status	Patent Number	Date of Grant
Production And Uses Thereof

98920006.8	30AP1998	European Patent Convention	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

10-547351	30AP1998	Japan	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

PCT/US98/08662	30AP1998	Patent Cooperation Treaty	Single-Chain Antigen-Binding Proteins Capable of Glycosylation, Production And Uses Thereof	Filed

09/420,592	19OC1999	United States	Method For Targeted Delivery of Nucleic Acids	Granted	6,333,396	25DE2001

09/983,530	25OC2001	United States	Novel Method For Targeted Delivery of Nucleic Acids	Filed

09/985,442	02NO2001	United States	Novel Method For Targeted Delivery of Nucleic Acids	Filed

Targeted Multifunctional Proteins

POLYPEPTIDE LINKERS FOR PRODUCTION OF BIOSYNTHETIC PROTEINS

Country	Application #	Filed	Patent / Publication #	Inventors	Title
United States	08/139,171	10/19/1993	5,482,858	Huston, James S.; Oppermann, Hermann	Polypeptide linkers for production of biosynthetic proteins

United States	07/955,399	10/01/1992	5,258,498	Huston, James S.; Oppermann, Hermann	Polypeptide linkers for production of biosynthetic proteins

Canada	567,480	05/20/1988	1,341,415	Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

Canada	617,151	06/15/2001		Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

Canada	617,156	05/09/2002		Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

Canada	617,157	05/09/2002		Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

Australia		05/19/1988	612 370	Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

Australia		05/19/1988	648 591	Huston, James S.; Oppermann, Hermann

EP	88905298	05/19/1988	0318554	Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

EP	94201816	05/19/1988	0623679	Huston, James S.; Oppermann, Hermann	Targeted Multifunctional Proteins

BIOSYNTHETIC ANTIBODY BINDING SITES/

GENETICALLY ENGINEERED ANTIBODY ANALOGUES AND FUSION PROTEINS THEREOF

Country	Filed	Application #	Patent / Publication #	Inventors	Title
United States	06/30/1988	07/213,671	5,132,405	Huston, James S.; Oppermann, Hermann	Biosynthetic Antibody Binding Sites

United States	01/02/1991	07/636,765	5,091,513	Huston, James S.; Oppermann, Hermann	Biosynthetic Antibody Binding Sites

United States	10/19/1993	08/139,901	5,476,786	Huston, James S.; Oppermann, Hermann	Biosynthetic Antibody Binding Sites

United States	12/18/1995	08/575,724	6,207,804	Huston, James S.; Oppermann, Hermann	Genetically engineered antibody analogues and fusion proteins thereof

BIOSYNTHETIC BINDING PROTEINS FOR CANCER MARKER/ DNA ENCODING BIOSYNTHETIC BINDING PROTEIN FOR CANCER MARKER (This family of patents/applications is co-owned by Micromet and Chiron)
Country	Filed	Application #	Patent / Publication #	Inventors	Title
US	10/07/1993	08/133,804	5,534,254**	Huston, James S. ; Houston, L. L. ; Ring, David B.; Oppermann, Hermann	Biossynthetic Binding Protein for Immuno-targeting

US	06/05/1995	08/461,386	5,837,846**	Huston, James S. ; Houston, L. L. ; Ring, David B.; Oppermann, Hermann	Biossynthetic Binding Protein for Immuno-targeting

US	06/05/1995	08/461,838	5,753,204**	Huston, James S. ; Houston, L. L. ; Ring, David B.; Oppermann, Hermann	Biossynthetic Binding Protein for Immuno-targeting

**	The license rights granted under this Agreement do not apply to claims relating to those antibodies of specific sequences binding to Erb-B2, which antibodies are described or disclosed in the above-described Patents, and such claims are excluded from the definition of the Consolidated Patent Portfolio.

SERINE RICH PEPTIDE LINKERS

Country	Filed	Application #	Patent / Publication #	Inventors	Title
United States	06/09/1994	08/257,341	5,525,491	Huston, James S.; Oppermann, Hermann; Timasheff, Serge N.	Serine-rich peptide linkers

Canada	02/27/1992	2,100,671		Huston, James S.; Oppermann, Hermann; Timasheff, Serge	Serine-rich peptide linkers

AUSTRALIA	02/27/1992		664 030	Huston, James S.; Oppermann, Hermann; Timasheff, Serge	Serine-rich peptide linkers

EP	02/27/1992	92907232	0573551	Huston, James S.; Oppermann, Hermann; Timasheff, Serge	Serine-rich peptide linkers

METHODS AND COMPOSITIONS FOR HIGH PROTEIN PRODUCTION FROM NON-NATIVE DNA

Country	Filed	Application #	Patent / Publication #	Inventors	Title
United States	06/05/1995	08/463,675	5,658,763	Dorai, Haimanti; Oppermann, Hermann	Methods and compositions for high protein production from non-native DNA

United States	06/05/1995	08/461,184	5,631,158	Dorai, Haimanti; Oppermann, Hermann	Methods and compositions for high protein production from non-native DNA

United States	06/15/1995	08/464,589	5,733,782	Dorai, Haimanti; Oppermann, Hermann	Methods and compositions for high protein production from non-native DNA

vi) Sublicensed from Xoma

Based on PCT/US86/02269 which is a continuation-in-part of U.S Serial No. 06/793,980 filed November 1, 1985 (abandoned)

Country	Serial No.	Patent No.
*United States	06/793,980

Australia	65981/86	Issued 606,320

Canada	521,909	Abandoned

Denmark	3385/87	Pending

Taiwan	75105650	Issued 51922

*United States	U.S National Phase of PCT/US86/02269

Based on PCT/US88/02514, which corresponds to U.S Serial No 07/077,528, which is a continuation-in part of PCT/US86/02269 (abandoned), which is a continuation-in-part of U.S Serial No. 06/793,980 (abandoned)

Country	Serial No.	Patent No.
Australia	23244/88	Issued 632,462

Austria	EP 88907510.7	Granted EP/0371998

Belgium	EP88907510.7	Granted EP/0371998

Canada	572,398	Granted 1,341,235

Denmark	192/90	Pending

Europe	EP 88907510.7	Granted EP/0371998

Europe	EP 95119798.7	Granted EP/0731167

France	EP 88907510.7	Granted EP/0371998

Germany	EP 88907510.7	Granted EP/0371998

Italy	EP 88907510.7	Granted EP/0371998

Japan	506481/88	Granted 2991720

Luxembourg	EP 88907510.7	Granted EP/0371998

Netherlands	EP 88907510.7	Granted EP/0371998

Sweden	EP 88907510.7	Granted EP/0371998

Switzerland/Liechtenstein	EP 88907510.7	Granted EP/0371998

United Kingdom	EP 88907510.7	Granted EP/0371998

Country	Serial No.	Patent No.
Europe	EP93100041.8	Granted EP/0550400

Austria	EP93100041.8	Granted EP/0550400

Belgium	EP93100041.8	Granted EP/0550400

France	EP93100041.8	Granted EP/0550400

Germany	EP93100041.8	Granted EP/0550400

Italy	EP93100041.8	Granted EP/0550400

Luxembourg	EP93100041.8	Granted EP/0550400

Netherlands	EP93100041.8	Granted EP/0550400

Sweden	EP93100041.8	Granted EP/0550400

Switzerland/Liechtenstein	EP93100041.8	Granted EP/0550400

United Kingdom	EP93100041.8	Granted EP/0550400

*United States	07/077,528

*	Cases abandoned in favour of continuing application

Based on U.S Serial No. 07/501,092 filed March 29, 1990, which is a continuation-in-part of U.S Serial No. 07/077,528 (Modular Assembly of Antibody Genes, Antibodies Prepared Thereby and Use; Robinson, Liu, Horwitz, Wall, Better) and of U.S Serial No. 07/142,039 (Novel Plasmid Vector with Pectate Lyase Signal Sequence; Lei, Wilcox.)

Country	Serial No.	Patent No.
*United States	07/501,092

*United States	07/987,555

*United States	07/870,404

*United States	08/020,671

United States	08/235,225	5618,920

United States	08/299,085	5,595,898

United States	08/472,691	6,204,023

United States	08/467,140	5,698,435

United States	08/450,731	5,693,493

United States	08/466,203	5,698,417

•	Cases Abandoned in favour of a continuing application

For the avoidance of doubt, the following patents are excluded from CAT-In Licensed Discovery Technologies US5,576,195, US5,846,818 and US6,120,787.

Part B

i) Sublicensed from MRC

“Single Domain Ligands, Receptors Comprising said Ligands, Methods for their Production and Use of Said Ligands and Receptors” PCT/GB89/01344, filed November 13, 1989

Country	Application Number	Grant Number
United States of America	07/796805	Dropped

United States of America	08/470031	US6248516

United States of America	08/332046	Dropped

United States of America	Dropped	Dropped

United States of America	09/212568	Dropped

United States of America	09/722364	6545142

United States of America	10/290252	Pending

Australia	8945201	AU634186

Canada	2002868-8	Pending

Denmark	901647	Pending

Japan	1-511700	JP2919890

Korea (South)	90701475	KR184860

Austria	89311731.7	EP0368684

Belgium	89311731.7	EP0368684

Switzerland	89311731.7	EP0368684

Germany	89311731.7	EP0368684

Denmark	89311731.7	EP0368684

Spain	89311731.7	EP0368684

France	89311731.7	EP0368684

United Kingdom	89311731.7	EP0368684

Greece	89311731.7	EP0368684

Ireland	89311731.7	EP0368684

Italy	89311731.7	EP0368684

Luxembourg	89311731.7	EP0368684

Monaco	89311731.7	EP0368684

Netherlands	89311731.7	EP0368684

Portugal	89311731.7	EP0368684

Sweden	89311731.7	EP0368684

ii) Sublicensed from MRC/Scripps/Strategene

“Method for Isolating Receptors Having a Preselected Specificity” PCT/US90/02835, filed May 16, 1990

Country	Application Number	Grant Number
Australia	9056733	AU651065

Canada	2016841	2016841

Ireland	1768/90	Dropped

Japan	2-508274	Granted

Portugal	94066	Dropped

United States of America	07/933959	US6291159

[***]	[***]	[***]

United States of America	07/933958	US6291158

[***]	[***]	[***]

Germany	90908744.7	EP0472638

United Kingdom	90908744.7	EP0472638

Netherlands	90908744.7	EP0472638

Sweden	90908744.7	EP0472638

“A new method for tapping the immunological repertoire” PCT/US90/02836, filed May 16, 1990

Country	Application Number	Grant Number
Australia		AU643948

Canada	2016842	Pending

European Patent Office (Div)	00103589.8	Pending

Ireland	1767/90	Dropped

Ireland (Div)	2001/0951	Pending

Japan	2-508759	Pending

Portugal	94065	Dropped

Country	Application Number	Grant Number
United States of America	07/941761	US6291160

United States of America	07/941762	US6291161

United States of America (Div)	09/726653	US6680192

[***]	[***]	[***]

Germany	90909224.9	EP0425661

United Kingdom	90909224.9	EP0425661

Netherlands	90909224.9	EP0425661

Sweden	90909224.9	EP0425661

iii) Co-owned by CAT/MRC

“Methods for producing members of specific binding pairs” PCT/GB91/01134, filed July 10, 1991

Country	Application Number	Grant Number
United States of America	07/971857	US5969108

United States of America	08/484893	US6172197

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

United States of America	09/309639	Dropped

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

[***]	[***]	[***]

United States of America	NOT YET KNOWN	US6172197

Australia	9182216	AU664155

Canada	2086936-4	Pending

European Patent Office (Div)	97120149.6	Pending

Japan	3-512353	JP3176917

Korea (South)	93-700061	KR0222326

Austria	91913039.3	EP0589877

Austria	96112510.1	EP0774511

Country	Application Number	Grant Number
Belgium	91913039.3	EP0589877

Belgium	96112510.1	EP0774511

Switzerland	91913039.3	EP0589877

Switzerland	96112510.1	EP0774511

Germany	91913039.3	EP0589877

Germany	96112510.1	EP0774511

Denmark	91913039.3	EP0589877

Denmark	96112510.1	EP0774511

Spain	91913039.3	EP0589877

Spain	96112510.1	EP0774511

France	91913039.3	EP0589877

France	96112510.1	EP0774511

United Kingdom	91913039.3	EP0589877

United Kingdom	96112510.1	EP0774511

Greece	96112510.1	EP0774511

Ireland	91913039.3	EP0589877

Ireland	96112510.1	EP0774511

Italy	91913039.3	EP0589877

Italy	96112510.1	EP0774511

Luxembourg	91913039.3	EP0589877

Luxembourg	96112510.1	EP0774511

Monaco	91913039.3	EP0589877

Monaco	96112510.1	EP0774511

Netherlands	91913039.3	EP0589877

Netherlands	96112510.1	EP0774511

Portugal	91913039.3	EP0589877

Portugal	96112510.1	EP0774511

Sweden	91913039.3	EP0589877

Sweden	96112510.1	EP0774511

“Methods for producing members of specific binding pairs” PCT/GB92/00883, filed May 15, 1992

Country	Application Number	Grant Number
United States of America	08/150002	US5871907

United States of America	08/480006	US5858657

United States of America	08/350260	US5962255

United States of America	09/098944	US6225447

Untied States of America	09/104337	US6492160

United States of America	09/104591	6291650

Australia	9216938	AU665190

Canada	2109602	2109602

Japan	04-509257	Dropped

Austria	92910174.9	EP0585287

Belgium	92910174.9	EP0585287

Switzerland	92910174.9	EP0585287

Germany	92910174.9	EP0585287

Denmark	92910174.9	EP0585287

Spain	92910174.9	EP0585287

France	92910174.9	EP0585287

United Kingdom	92910174.9	EP0585287

Greece	92910174.9	EP0585287

Ireland	92910174.9	EP0585287

Italy	92910174.9	EP0585287

Luxembourg	92910174.9	EP0585287

Monaco	92910174.9	EP0585287

Netherlands	92910174.9	EP0585287

Portugal	92910174.9	EP0585287

Sweden	92910174.9	EP0585287

“Production of chimeric antibodies - a combinational approach” PCT/GB92/01755, filed September 23, 1992

Country	Application Number	Grant Number
United States of America	08/211202	US5565332

United States of America	08/698242	Dropped

Australia	9225933	AU665025

Canada	2119930	2119930

Japan	5-505932	Pending

Austria	92919846.3	EP0605522

Belgium	92919846.3	EP0605522

Switzerland	92919846.3	EP0605522

Germany	92919846.3	EP0605522

Denmark	92919846.3	EP0605522

Spain	92919846.3	EP0605522

France	92919846.3	EP0605522

United Kingdom	92919846.3	EP0605522

Greece	92919846.3	EP0605522

Ireland	92919846.3	EP0605522

Italy	92919846.3	EP0605522

Luxembourg	92919846.3	EP0605522

Monaco	92919846.3	EP0605522

Netherlands	92919846.3	EP0605522

Portugal	92919846.3	EP0605522

Sweden	92919846.3	EP0605522

“Production of anti-self antibodies from antibody segment repertoires and displayed on phage” PCT/GB92/02240, filed December 2 1992

Country	Application Number	Grant Number
European Patent Office (Div)	00107845.0	Pending

United States of America	08/244597	US5885793

United States of America	09/197221	US6544731

United States of America	09/197224	US6521404

United States of America	09/268471	Dropped

United States of America	09/532840	6593081

United States of America	09/572392	US6555313

United States of America	09/723756	US6582915

Country	Application Number	Grant Number
United States of America	10/326495	Pending

Australia	9230890	AU665221

Canada	2124460	Pending

European Patent Office	92924775.7	Pending

Japan	5-509967	Pending

CAT In-Licensed Development Technologies shall exclude any rights to US08/571,755 “Specific Binding Members for human TGFß; materials and methods” and any further Patents claming priority or derived directly therefrom.

iv) Sublicensed from Dyax

Country	Application/Patent Number	Filing Date	Patent No	Issue Date
US	07/664,989*	3/1/91	5,223,409	6/29/93

US	9,319	1/26/93	5,403,484	4/4/95

US	08/057,667	6/18/93	5,571,698	11/5/96

US	08/415,922	4/3/95	Allowed

US		12/18/97

PCT	US89/03731	9/1/89

	W09002809 (pub)	3/22/90

EPO	89/910702.3	9/1/89	436,597	4/2/97

	EP436597 (pub)	7/17/91

EPO div	96/112867.5	8/9/96

Japan	89510087	9/1/89

	JP4502700 (pub)	5/21/92

Canada	610,176	9/1/89

Ireland	IR89/2834	9/4/89

Israel (& divs)	91501	9/1/89

PCT	US92/01456	2/27/92

	W09215677 (pub)	9/17/92

Country	Application/Patent Number	Filing Date	Patent No	Issue Date
EPO	92/908057.0	2/27/92

Canada	2105300	2/27/92

Japan	92507558	2/27/92

PCT	US92/01539	2/28/92

	W09215679 (pub)	9/17/92

EPO	92/908799.7	2/28/92

Canada	2105303	2/28/92

Japan	92508216	2/28/92

•	CIP of US SN487,063 filed 3/2/90 which is a CIP of US SN 240,160 filed 9/2/88.

CAT In-Licensed Development Technologies shall not include (i) claims in US5,233,409 to the extent they cover single chain antibodies, nor (ii) claims of any continuation, continuation-in-part or divisional applications of the US Patents or any counterparts of the US Patents in countries outside of the United States, that cover particular protein or peptide sequences, or nucleic acids thereof, that bind to a specific biological

Schedule 1.97

FTE Schedule

Maximum FTE commitment of each Party:

CAT	[***]
AstraZeneca	[***]

Schedule 1.99

Gate 1 Target Nomination Criteria

[***]

Schedule 1.101

Handover Schedule

[***]

Schedule 1.113

Initial FTE Schedule

General Assumptions

•	There will be [***] Joint Discovery Programmes in the Lead Isolation and Optimisation Phase running in parallel at any one time during the Discovery Initiation Phase (the “General Assumption”).

•	[***] Joint Discovery Programmes will progress to Option Point 1. [***] Programmes will fail once the Lead Isolation and Optimisation Phase for such Programmes has been completed and will therefore not require resource associated with the later stage Discovery activities.

[***]

Schedule 1.140

Patent Filing Strategy

[***]

Schedule 1.184

Xoma Agreement

LICENSE AGREEMENT

This License Agreement (this “Agreement”), effective as of December 22, 2002 (the “Effective Date”), is entered into by and between XOMA Ireland Limited, a company with limited liability organized under the laws of the Republic of Ireland having offices at Shannon Airport House, Shannon, County Clare, Ireland (with its Affiliates, “XOMA”), and Cambridge Antibody Technology Limited (with its Affiliates, “CAT”), an English company having a principal place of business at Milstein Building, Granta Park, Cambridge, CB1 6GH, England.

BACKGROUND

A. XOMA is the owner or exclusive licensee of certain patent rights;

B. CAT wishes to acquire non-exclusive licenses under such patent rights on the terms and conditions set forth below; and

C. XOMA is willing to grant CAT non-exclusive licenses on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the promises and the mutual covenants hereinafter recited, the parties agree as follows:

ARTICLE 1

DEFINITIONS

In this Agreement, the following terms shall have the meanings set forth in this Article.

1.1	“Affiliate” means any corporation or other entity which is directly or indirectly controlling, controlled by or under common control with a party hereto. For purposes of this Agreement, “control” (including, with correlative meanings, the terms “controlled” and “controlling”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the subject corporation or other entity, whether through the ownership of voting securities, by agreement or otherwise.

1.2	“Antibody” means, for purposes of Sections 1.5, 1.6, 1.20 and 1.27 only, a molecule or a gene encoding such a molecule comprising or containing more than one immunoglobulin variable domain or parts of such domains or any existing or future fragments, variants, modifications or derivatives thereof.

1.3	“Antibody Phage Display” means the authorized use of Licensed Antibody Phage Display Materials to conduct Research and Development.

1.4	“CAT Collaborator” means any person or entity who is an authorized end-user or intended recipient of Licensed Antibody Phage Display Materials (including a CAT Library), Licensed Immunoglobulins or Licensed Immunoglobulin Information transferred from CAT and/or a person or entity on whose behalf CAT knowingly engages in Antibody Phage Display; provided, however, that except for the entities identified on Schedule 1.4 such person or entity shall not be deemed to be a CAT Collaborator unless and until the requirements of Section 2.4 are complied with. An initial list of CAT Collaborators with whom CAT has an agreement in full force and effect as of the Effective Date is identified on Schedule 1.4; provided, that such entities are in compliance with all of the provisions of this Agreement applicable to CAT Collaborators or will be within a reasonable time after the Effective Date. No person or entity shall be deemed to be a CAT Collaborator if such person or entity is engaged in a Commercial Antibody Phage Display Business unless, pursuant to a written agreement (other than this Agreement), executed after the Effective Date, XOMA has granted to such person or entity a valid license or covenant not to sue under the XOMA Patent Rights which explicitly extends to the activities identified in this third sentence of Section 1.4; provided, that a CAT Collaborator listed in column (a) of Schedule 1.4 shall retain its status as such, notwithstanding that it may after the Effective Date engage in a Commercial Antibody Phage Display Business, but in all cases only with respect to activities of such CAT Collaborator that are carried out pursuant to and in accordance with its arrangement with CAT and the applicable terms of this Agreement using Licensed Antibody Phage Display Materials and/or Licensed Immunoglobulins provided by CAT. XOMA shall provide CAT prompt written notice of those written agreements or covenants not to sue which satisfy the requirements of the prior sentence. No person or entity may claim the status of CAT Collaborator with respect to any acts or activities which are unrelated to the use of Licensed Antibody Phage Display Materials, Licensed Immunoglobulins and/or Licensed Immunoglobulin Information provided by CAT.

1.5	“CAT Library” means the collection of bacteriophages each of which displays an Antibody or a collection of host cells containing such collection of bacteriophages controlled by CAT as of the Effective Date and all updates, additions and improvements to such collection of bacteriophages or collection of host cells containing such collection of bacteriophages.

1.6	“CAT Library Antibody” means any Antibody to a Target identified, generated or derived by XOMA or a Third Party from its use of the CAT Library during the term of this Agreement.

1.7	“Change in Control” means, with respect to a particular entity, any transaction or series of transactions as a result of which any person or group (as defined under the U.S. Securities Exchange Act of 1934, as amended) becomes, directly or indirectly, the beneficial owner of more than fifty percent (50%) of the total voting power of such entity’s equity securities or otherwise gains control of such entity.

1.8	“Commercial Antibody Phage Display Business” means, with respect to antibody phage display services, antibody phage display libraries, products for use in antibody phage display or the bacterial expression of antibodies, and antibody phage display materials, the out-licensing, commercial manufacture, sale, offer for sale, import for sale or export for sale of such services, libraries, products and materials.

1.9	“Confidential Information” means any proprietary or confidential information or material disclosed by a party to the other party pursuant to this Agreement, which is (i) disclosed in tangible form hereunder and is designated thereon as “Confidential” at the time it is delivered to the receiving party, or (ii) disclosed orally hereunder and identified as confidential or proprietary when disclosed and such disclosure of confidential or proprietary information is confirmed in writing within thirty (30) days by the disclosing party.

1.10	“Diagnostic Product” means a Product used solely to diagnose any disease or condition in any animal, including a human.

1.11	“Dispose” means to transfer, assign, lease, or in any other fashion dispose of control, ownership or possession, but shall not mean to license or sell. “Disposition” shall have the correlative meaning.

1.12	“Immunoglobulin” means any molecule, including without limitation full immunoglobulin molecules (e.g., IgG, IgM, IgE, IgA and IgD molecules) and scFv, Fv and Fab molecules, that has an amino acid sequence by virtue of which it interacts with an antigen and wherein that amino acid sequence consists essentially of a functionally operating region of an antibody variable region including, by way of example and without limitation, any naturally occurring, synthetic, or recombinant form of such a molecule; provided, however, that “Immunoglobulin” shall not include a molecule or gene encoding such a molecule which comprises solely a single variable domain (heavy or light).

1.13	“Insolvency Event” means any one of the following:

(a)	a notice shall have been issued to convene a meeting for the purpose of passing a resolution to wind up CAT, or such a resolution shall have been passed other than (i) a resolution for the solvent reconstruction or reorganization of CAT, or (ii) for the purpose of inclusion of any part of the share capital of CAT in the Official List of the London Stock Exchange or in the list of the New York Stock Exchange, American Stock Exchange or quotation of the same on the Nasdaq Stock Market in relation to an initial public offering; or

(b)	a resolution shall have been passed by CAT’s directors to seek a winding up or administration order, or a petition for a winding up or administration order shall have been presented against CAT, or such an order shall have been made; or

(c)	a receiver, administrative receiver, receiver and manager, interim receiver, custodian, sequestrator or similar officer is appointed in respect of CAT or over a substantial part of its assets or any Third Party takes steps to appoint such an officer in respect of CAT or an encumbrancer takes steps to enforce or enforces its security; or

(d)	a proposal for a voluntary arrangement shall have been made in relation to CAT under Part I Insolvency Act 1986 (UK); or

(e)	a step or event shall have been taken or arisen outside the United Kingdom which is similar or analogous to any of the steps or events listed at (a) to (d) above; or

(f)	CAT proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of CAT’s creditors or makes or suspends or threatens to suspend making payments to all or some of CAT’s creditors or CAT submits to any type of voluntary arrangement; or

(g)	CAT is deemed to be unable to pay its debts within the meaning of Section 123 Insolvency Act 1986 (UK).

1.14	“Library License” means that certain Antibody Library License Agreement dated December 22, 2002 by and between CAT and XOMA Technology Ltd.

1.15

“Licensed Antibody Phage Display Materials” means (i) any collection or library of polynucleotide sequences (including without limitation a CAT Library), created by CAT and under the exclusive control of CAT, which encodes at least one Immunoglobulin and which is contained in filamentous bacteriophage and/or bacteriophage or phagemid cloning vectors capable of propagation in bacteria; or (ii) any collection or library of bacteriophage (including without limitation a CAT Library), created by or under the exclusive control of CAT, wherein an Immunoglobulin is expressed as a fusion protein comprising an Immunoglobulin and an outer surface polypeptide of a bacteriophage. For the avoidance of doubt, and without expanding the definition thereof, specifically excluded from the definition of Licensed Antibody Phage Display Materials are (x) any article of manufacture or composition of matter suitable for display, expression or secretion of an Immunoglobulin in or from any organism or system other than bacteria and (y) any materials or composition of matter otherwise meeting the definition of Licensed Antibody Phage Display Materials but created by or under the control of any entity, other than CAT, engaged in a Commercial Antibody Phage Display Business; provided that, notwithstanding the foregoing, any materials or composition of matter otherwise meeting the definition of Licensed Antibody Phage Display Materials but created by or under the exclusive control of a CAT Collaborator shall constitute Licensed Antibody Phage Display Materials, but only to the extent derived by such

CAT Collaborator exclusively from Licensed Antibody Phage Display Materials created by or under the exclusive control of CAT and properly transferred by CAT to such CAT Collaborator in accordance with the applicable provisions of this Agreement and, with respect to such transfers after the Effective Date, such CAT Collaborator acknowledges that the transfer restrictions and other provisions hereof apply thereto. “Licensed Antibody Phage Display Materials” shall not include any such article of manufacture or composition of matter infringing or arising out of the infringement of any Valid Claim of any patent or patent application under the control of CAT and which is excluded from the scope of any license grant made to XOMA Technology Ltd. pursuant to the Library License solely by virtue of Clause 1.1.10.3, 1.1.13(ii) or 7.9 thereof, which are set forth on Schedule 1.15.

1.16	“Licensed Immunoglobulin” means any Immunoglobulin discovered, isolated or characterized by CAT or a CAT Collaborator through the use of Licensed Antibody Phage Display Materials. “Licensed Immunoglobulin” shall not include any such Immunoglobulin infringing or arising out of the infringement of any Valid Claim of any patent or patent application under the control of CAT and which is excluded from the scope of any license grant made to XOMA Technology Ltd. pursuant to the Library License solely by virtue of Clause 1.1.10.3, 1.1.13(ii) or 7.9 thereof, which are set forth on Schedule 1.15.

1.17	“Licensed Immunoglobulin Information” means any data, know-how or other information relating, concerning or pertaining to a Licensed Immunoglobulin, including, without limitation, data, know-how or other information characterizing or constituting such Licensed Immunoglobulin’s polynucleotide or amino acid sequence, purported function or utility, antigen binding affinity, or physical or biochemical property. “Licensed Immunoglobulin Information” shall not include any such data, know-how or other information infringing or arising out of the infringement of any Valid Claim of any patent or patent application under the control of CAT and which is excluded from the scope of any license grant made to XOMA Technology Ltd. pursuant to the Library License solely by virtue of Clause 1.1.10.3, 1.1.13(ii) or 7.9 thereof, which are set forth on Schedule 1.15.

1.18	“Major Market” means the United States of America, the United Kingdom, Germany, France, Italy, Spain or Japan.

1.19	“Marketing Authorization” means any approval (including all applicable pricing and governmental reimbursement approvals) required from the relevant regulatory or other competent authority to market or sell a Product in any country.

1.20	“Microarray” means an Antibody based assay containing two (2) or more CAT Library Antibodies of different analyte specificities for the purpose of detecting and/or measuring two (2) or more different analyte molecules in the same assay.

1.21	“MRC” means the Medical Research Council.

1.22	[Text intentionally omitted.]

1.23	“Phase III Clinical Trial” means a pivotal human clinical trial in any country the results of which could be used to establish safety and efficacy of a Product as a basis for a Marketing Authorization application that would satisfy the requirements of U.S. 21 CFR 312.21(c) or its non-U.S. equivalent.

1.24	“Product” means any composition of matter or article of manufacture, including without limitation any diagnostic, prophylactic or therapeutic or product, which (a) contains a Licensed Immunoglobulin; or (b) was discovered or created by or arose directly out of use of Licensed Antibody Phage Display Materials or the conduct of Antibody Phage Display by CAT or a CAT Collaborator; or (c) is sold by or on behalf of CAT or a CAT Collaborator under conditions which, if unlicensed, would constitute infringement of one or more Valid Claims within the XOMA Patent Rights. For the avoidance of doubt, any composition of matter or article of manufacture arising out of CAT’s practice of cell-free ribosome display or yeast display is not included in the definition of Product but only to the extent such practice or the development or manufacture of such composition of matter or article of manufacture does not include the use of any Licensed Antibody Phage Display Materials or the infringement of any Valid Claim of any XOMA Patent Rights.

1.25	“Research and Development” means the identification, selection, isolation, purification, characterization, study and/or testing of an Immunoglobulin for any purpose, including, without limitation, the discovery and development of human therapeutics or diagnostics. Included within the definition of “Research and Development” shall be all in vitro or in vivo screening or assays customarily performed in pre-clinical and clinical research and uses associated with obtaining FDA or equivalent agency regulatory approval. “Research and Development” shall not include commercial or industrial manufacture or any activities solely directed to the creation of such capacities.

1.26	“Research Quantities” means only those quantities of an Immunoglobulin reasonably required for Research and Development purposes.

1.27	“Target” means (i) DNA and all post-transcriptional material encoded by such DNA, including all naturally occurring or disease-associated truncations, mutations, variants, fragments and post-transcriptional modifications thereof (including but not limited to splice variants) and all material encoded by such post-transcriptional material including but not limited to proteins; (ii) the DNA encoding a polypeptide or protein, as identified by a sequence of amino acids, and all post-translational variants thereof including but not limited to glycosylation and phosphorylation modifications. For the avoidance of doubt for the purposes of this Agreement, an Antibody is not a Target.

1.28	“Third Party” means any person or entity other than CAT or XOMA.

1.29

“Valid Claim” means a claim of an issued and unexpired patent included within the XOMA Patent Rights or, in the case of Sections 1.15, 1.16 and 1.17, under the control of CAT, in each case that has not been held invalid in a final decision of a court of competent jurisdiction from which no appeal has been or may be taken, and which has not been disclaimed or admitted to be invalid or unenforceable through reissue or otherwise.

1.30	“XOMA Patent Right(s)” means the patent applications and patents listed on Schedule 1.30 hereto and all divisions, continuations, continuations-in-part, applications claiming priority thereto, and substitutions thereof; all foreign patent applications corresponding to the preceding applications; and all U.S. and foreign patents issuing on any of the preceding applications, including extensions, reissues and re-examinations; and any other patent rights owned by XOMA which XOMA has the right to license or sublicense and which would be infringed by the activities of CAT contemplated hereunder but for this Agreement. XOMA Patent Rights shall also include (i) any improvements of the foregoing that are owned or controlled by XOMA and (ii) any patents or patent applications owned or controlled by XOMA containing a claim that is dominating over the foregoing patent rights (i.e., is necessarily infringed by the practicing of a claim in one of the foregoing applications). For the avoidance of doubt and consistent with the interpretation of the foregoing definition that such patents are not included therein, the following patents are excluded from the definition of XOMA Patent Rights: US Patent No. 5,576,195, US Patent No. 5,846,818, and US Patent No. 6,120,787.

ARTICLE 2

XOMA license TO CAT

2.1	Grants. Subject to the other terms and conditions of this Agreement, XOMA hereby grants to CAT a worldwide, non-exclusive, non-transferable license (unless transferred under Section 8.2), solely on its own behalf and on behalf of any CAT Collaborator, without any right to sublicense, under the XOMA Patent Rights to:

(a)	Make or have made Licensed Antibody Phage Display Materials;

(b)	Solely for Research and Development purposes, conduct Antibody Phage Display;

(c)	Make or have made Research Quantities of a Licensed Immunoglobulin;

(d)	Transfer Antibody Phage Display Materials, Research Quantities of a Licensed Immunoglobulin or Licensed Immunoglobulin Information to a CAT Collaborator; and

(e)	Use, sell, offer to sell, import and export Licensed Immunoglobulins.

2.2

Covenant Not To Sue. XOMA covenants that it shall not initiate any action asserting a claim of infringement under the XOMA Patent Rights against CAT or any CAT Collaborator solely to the extent reasonably necessary to permit the authorized use of

Licensed Antibody Phage Display Materials, Licensed Immunoglobulins or Licensed Immunoglobulin Information for activities or in a manner otherwise permitted under the provisions of this Agreement. The covenant not to sue provided by this Section 2.2:

(a)	shall not extend to infringement of the XOMA Patent Rights arising out of making or the means or methods used to make any amount of a Licensed Immunoglobulin or Product other than Research Quantities;

(b)	shall become void and without effect with respect to any entity or person who claims its benefit and fails to materially discharge or comply with any term of its written agreement with CAT provided for in Section 2.4, but only with repect to such entity or person;

(c)	is personal to CAT or, as applicable, a CAT Collaborator, and, except as provided for by Section 8.2, cannot be assigned or transferred; and

(d)	subject to and without prejudice to the release set forth in Section 2.8, does not constitute a release or waiver of past, present or future infringement of the XOMA Patent Rights by CAT or any Third Party, including, without limitation, any CAT Collaborator acting outside of the scope of the written agreement with CAT provided for in Section 2.4.

2.3	No Implied Rights. Only the rights and licenses granted pursuant to the express terms of this Agreement shall be of any legal force or effect. No license or other rights shall be deemed to have been granted to CAT or a CAT Collaborator other than as expressly provided for in this Agreement. For the avoidance of doubt, the grants of rights made pursuant to Sections 2.1 and 2.2 do not include, and expressly exclude, the following:

(a)	any right or license to engage in any activities on behalf of or in collaboration with any Third Party, other than a CAT Collaborator;

(b)	any right or license to make or have made any amount (other than Research Quantities) of a Licensed Immunoglobulin or Product by practicing the XOMA Patent Rights; provided, however, that CAT or, as applicable, a CAT Collaborator shall be permitted to make or have made any Licensed Immunoglobulin by any means of its selection other than those which otherwise infringe a Valid Claim of the XOMA Patent Rights; and/or

(c)	any right to release any Third Party, including a CAT Collaborator, from any claim of infringement under the XOMA Patent Rights.

2.4

Transfer Restrictions. (a) Except for any person or entity constituting a CAT Collaborator as of the Effective Date, CAT shall not (i) undertake any Antibody Phage Display activities on behalf of a Third Party or (ii) Dispose of Licensed Antibody Phage Display Materials, a Licensed Immunoglobulin, Licensed Immunoglobulin

Information or the product of the practice of any method within the scope of the Valid Claims of the XOMA Patents (“Transferred Materials”) to any Third Party until (in the case of either clause (i) or clause (ii)) such time as CAT has provided to such Third Party the redacted copy of this Agreement referred to in Section 4.2 and the form of notice set out at Schedule 2.4. For the avoidance of doubt, any person or entity constituting a CAT Collaborator on the Effective Date may continue to claim the status of CAT Collaborator with respect to articles of manufacture or compositions of matter Disposed of by CAT after the Effective Date only to the extent CAT and such person or entity comply with the requirements of this Section 2.4 with respect thereto.

(b) If CAT enters into a written arrangement after the Effective Date with any Third Party or any entity identified in column (a) of Schedule 1.4 arising out of or relating to activities as to which it or such Third Party does or intends to claim the benefits of any of the licenses or other grants provided for by this Agreement, such written arrangement shall contain provisions (i) pursuant to which the recipient of any Transferred Materials agrees to abide by each of the limitations, restrictions and other obligations applicable to CAT Collaborators provided for by this Agreement as described in Schedule 4.2, including, without limitation, the restrictions on use of Transferred Materials for purposes other than Research and Development; (ii) providing that any amounts paid to CAT shall not constitute payments to XOMA; and (iii) permitting a CAT Collaborator to further Dispose of Licensed Antibody Phage Display Materials or any materials the use of which results in the practice of any method within the scope of any Valid Claim of the XOMA Patent Rights, but only to a Third Party who otherwise meets the definition of a CAT Collaborator as described in Schedule 4.2. Without limiting the foregoing, such CAT Collaborator may transfer to a Third Party a Licensed Immunoglobulin or Licensed Immunoglobulin Information derived from Licensed Antibody Phage Display Materials under this Agreement. XOMA shall be, and the agreements subject to this Section 2.4 shall provide that XOMA shall be, an intended third party beneficiary with respect to the foregoing provisions. If no Disposition of Transferred Materials is contemplated by such arrangement, then the provisions of this Section 2.4(b) shall not apply. If, however, there is a subsequent Disposition of Transferred Materials to such Third Party, then such Disposition must occur under a written agreement which contains the provisions required by this Section 2.4(b) or the Third party shall not have the benefit of any of the licenses or other rights granted in this Agreement.

(c) The provisions of Sections 2.4(a) and (b) shall not apply to any persons or entities engaged solely in academic, non-commercial activity or who are merely evaluating CAT’s technology and who subsequently do not enter into any written arrangement. Such persons or entities shall not have the benefit of any of the licenses or other rights granted in this Agreement unless and until the requirements of Sections 2.4(a) and (b) have been complied with.

2.5

Reports, Records and Audits. (a) Thirty (30) days after the end of each calendar quarter, commencing with the first calendar quarter commencing after the Effective Date, CAT shall deliver to XOMA a written report which shall specify the name, address and contact person for each and every CAT Collaborator and any person or entity receiving Licensed Antibody Phage Display Materials or a Licensed Immunoglobulin (other than persons or entities engaged solely in academic, non-commercial activity or who are merely evaluating CAT’s technology and who subsequently do not enter into any written arrangement).

(b) Not later than thirty (30) days after the end of each calendar year, commencing with the first calendar year to commence after the Effective Date, as and to the extent publicly disclosed by CAT (whether in press releases, government filings or otherwise), CAT shall deliver to XOMA written materials pertaining to the current status of activities or compositions of matter as to which CAT claims the right of license hereunder.

(c) CAT shall maintain records fully and properly reflecting those activities covered by this Agreement (including, without limitation, work done with the Licensed Antibody Phage Display Materials) and/or to be reported to XOMA pursuant to this Section 2.5 (the “Records”), in reasonable detail and in good scientific manner for at least three (3) years. Upon the written request of XOMA and not more than once in each calendar year, CAT shall permit an independent consultant appointed by XOMA and reasonably acceptable to CAT and which executes a confidentiality agreement reasonably acceptable to CAT, at XOMA’s expense, to have access during normal business hours to such of the records of CAT as may be reasonably necessary to verify fulfillment of the terms of this Agreement, as well as the accuracy of the reports hereunder. CAT shall verify in writing any statements by CAT personnel as to their accuracy and correctness. The consultant shall not be permitted to see or receive any specific information concerning targets or antibodies of either CAT or any of its collaborators and shall disclose to XOMA only the results and conclusions of its review and the specific details concerning any discrepancies. No other information shall be shared by the consultant without the prior express written consent of CAT unless disclosure is required by law, regulation or judicial order.

2.6	Ownership; Enforcement. At all times XOMA will retain ownership of the XOMA Patent Rights and may use and commercialize such XOMA Patent Rights itself or with any Third Party. XOMA retains the right, at its sole discretion, to enforce, maintain and otherwise protect the XOMA Patent Rights. CAT will reasonably cooperate with XOMA, at XOMA’s expense, with respect to any actions XOMA may choose to take related to the enforcement, maintenance or protection of the XOMA Patent Rights; provided that nothing in the last sentence of this Section 2.6 shall require CAT to breach any contractual obligations to any Third Party.

2.7

Oppositions and/or Appeals to Oppositions. So long as XOMA is in material compliance with its obligations under this Agreement, and subject to any specific contractual obligations of CAT existing on the Effective Date in circumstances constituting, in the reasonable, written opinion of counsel to CAT, a breach thereof, CAT agrees not to enter into any opposition to and/or appeal from any decision by the patent authorities of any country regarding the XOMA Patent Rights and shall not knowingly assist or otherwise cooperate with another party in any such opposition or appeal.

2.8	Release. For consideration set forth herein (including payment in full of the amounts set forth in Section 3.1), the sufficiency of which (once so paid) is hereby acknowledged, XOMA permanently and forever and without further payment or condition releases CAT and its current, former and future parents, subsidiaries, related entities, and their fiduciaries, predecessors, successors, officers, directors, shareholders, agents, employees and permitted assigns and those Third Parties identified upon Schedule 1.4 from any and all claims, causes of action, liabilities, demands, rights of action and/or damages (actual, direct, consequential or otherwise) of any nature and of every kind, known or unknown, suspected or unsuspected, disclosed and undisclosed, as of the Effective Date arising out of and/or based upon or relating in any way to any infringement or alleged infringement of the XOMA Patent Rights (the “Release”); provided, however, that the Release provided for in this Section 2.8 shall extend only to claims, causes of action, liabilities, demands, rights of action and/or damages existing as of the Effective Date and which arose solely out of those activities specified in Schedule 1.4. XOMA acknowledges that it may discover facts different from or in addition to those which it now knows or believes to be true and that the Release shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery thereof. XOMA expressly waives the benefits of any statutory provision or common law rule that provides, in sum or substance, that a release does not extend to claims which the party does not know or suspect to exist in its favor at the time of executing the release, which if known by it, would have materially affected its agreement to release the other party. In particular, but without limitation, XOMA expressly waives the provisions of California Civil Code section 1542, which statute reads:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

Nothing in this Section 2.8 shall be deemed to be a release of any claim, demand or right of action XOMA may now or in the future have against [***] as of the Effective Date or any of their collaborators. The Release shall become irrevocable only upon receipt by XOMA of payment in full by CAT of the amounts set forth in Section 3.1 and shall be revoked in its entirety and null and void ab initio, immediately and without further action of the parties, in the event any such payment by CAT is not received in full by XOMA on or prior to the date on which such amount is due, regardless of any payment received thereafter.

2.9

CAT Covenant Not To Sue. CAT covenants that it shall not initiate or permit any Third Party over whom it has control to initiate or knowingly assist in any way in the initiation or prosecution of any action asserting any claims, including claims of infringement, under any patents or patent applications under CAT’s control or with respect to which it has the right to sue against XOMA or any Third Party working with XOMA solely to the extent such claims arise out of XOMA’s activities constituting practice or infringement of any Valid Claim of the XOMA Patent Rights; provided, however, that the covenant contained in this Section 2.9 shall not extend to any claim of a patent or patent application that specifically claims a particular Immunoglobulin or a particular Target.

ARTICLE 3

[Text intentionally omitted.]

ARTICLE 4

CONFIDENTIALITY

4.1	Confidential Information. Except as expressly provided herein, the parties agree that, for the term of this Agreement and for five (5) years thereafter, the receiving party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Agreement any Confidential Information furnished to it by the disclosing party hereto, except to the extent that it can be established by the receiving party by written proof that such Confidential Information:

(a)	was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

(b)	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

(c)	became generally available to the public or otherwise part of the public domain after its disclosure other than through any act or omission of the receiving party in breach of this Agreement; or

(d)	was subsequently lawfully disclosed to the receiving party by a person other than a party hereto.

4.2

Permitted Use and Disclosures. Each party hereto may use or disclose information disclosed to it by the other party to the extent such use or disclosure is reasonably necessary in complying with applicable law or government regulations or conducting clinical trials; provided, however, that if a party is required to make any such disclosure of another party’s Confidential Information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter party of such disclosure and will use its reasonable efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise). Attached hereto as Schedule 4.2 is a redacted copy of this Agreement which CAT shall be free, without obtaining any consent from XOMA, to provide to Third Parties who indicate an interest in becoming a CAT Collaborator.

4.3	Confidential Terms. Except as expressly provided herein, CAT agrees not to disclose any terms of this Agreement to any Third Party without the consent of XOMA, and XOMA agrees not to disclose any terms of this Agreement to any Third Party without the express written consent of CAT; provided that disclosures may be made as required by securities or other applicable laws, or confidentially to a party’s accountants, attorneys and other professional advisors.

4.4	Agreement Announcement. The parties hereby agree to the release of a press release in the form attached hereto as Schedule 4.4 upon full execution of this Agreement and that the consummation of this Agreement, as well as such terms as are expressly described in such press release, shall be deemed to be in the public domain.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties. (a) XOMA represents and warrants to CAT that: (i) it is the sole and exclusive owner or exclusive licensee of all right, title and interest in the XOMA Patent Rights; (ii) XOMA has the legal right, authority and power to enter into this Agreement; (iii) this Agreement shall constitute a valid and binding obligation of XOMA enforceable in accordance with its terms; (iv) the performance of obligations under this Agreement by XOMA will not result in a breach of any agreements, contracts or other arrangements to which it is a party; and (v) based on the representation by CAT set forth in Section 5.1(b)(iv), to XOMA’s knowledge the patents set forth in the last sentence of Section 1.30 need not be licensed to CAT.

(b)	CAT represents and warrants to XOMA that: (i) CAT has the legal right, authority and power to enter into this Agreement; (ii) this Agreement shall constitute a valid and binding obligation of CAT enforceable in accordance with its terms; (iii) the performance of obligations under this Agreement by CAT will not result in a breach of any agreements, contracts or other arrangements to which it is a party; and (iv) CAT does not use and has not used the pelB signal sequence.

5.2	Disclaimer. Nothing in this Agreement is or shall be construed as:

(a) A warranty or representation by XOMA as to the validity or scope of any claim or patent within the XOMA Patent Rights;

(b) An admission, acceptance, acknowledgment, statement, declaration, or representation by either party as to the infringement, validity or scope of any claim or patent within the patents licensed hereunder or as to which rights are granted hereunder;

(c) A warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or similar intellectual property right of any Third Party; or

(d) An obligation to bring or prosecute actions or suits against Third Parties for infringement of any of the XOMA Patent Rights.

5.3	No Other Warranties. EXCEPT AS OTHERWISE SET FORTH IN SECTION 5.1 ABOVE, XOMA MAKES NO WARRANTIES WITH RESPECT TO ANY OF THE PATENT RIGHTS LICENSED HEREUNDER, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND XOMA SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF SUCH PATENT RIGHTS OR NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

5.4	Certain Agreements. CAT represents and warrants that it has in its possession, and agrees that throughout the term of this Agreement and for five (5) years thereafter it will maintain in an accessible location, true, complete and legible copies of each of the agreements set forth on Schedule 1.4 as in effect on the Effective Date, including all schedules, exhibits and other similar documents necessary for the correct interpretation of the provisions thereof.

ARTICLE 6

INDEMNIFICATION

6.1	Indemnification. CAT agrees to indemnify, defend and hold XOMA and its directors, officers, employees and agents (the “Indemnified Parties” and each, an “Indemnified Party”) harmless from and against any and all liabilities, losses and expenses (including, without limitation, reasonable attorneys and professional fees and other costs of litigation), resulting from any claims, demands or causes of action by any party other than CAT (each, a “Liability”) arising out of (i) the possession, manufacture, use, sale or other disposition of Product, Licensed Antibody Phage Display Materials, Licensed Immunoglobulin or the provisions of any service or goods relating thereto by CAT or any customer, vendor or other representative of CAT, whether based on breach of warranty, negligence, product liability or otherwise, or (ii) the exercise of any right granted to CAT pursuant to this Agreement, except to the extent, in each case, that such Liability is caused by the negligence or willful misconduct of XOMA.

6.2	Procedure. To receive the benefit of indemnification under Section 6.1, an Indemnified Party must (a) promptly notify CAT in writing of a claim or suit; provided that failure to give such notice shall not relieve CAT of its indemnification obligations except where, and solely to the extent that, such failure actually and materially prejudices the rights of CAT; (b) provide reasonable cooperation (at CAT’s expense); and (c) tender to CAT (and its insurer) full authority to defend or settle the claim or suit; provided that no settlement requiring any admission by the Indemnified Party or that imposes any obligation on the Indemnified Party shall be made without the Indemnified Party’s consent, which consent shall not be unreasonably withheld; and provided, further, that nothing herein shall be deemed to give CAT any right to control any proceeding involving the XOMA Patent Rights or any claim XOMA may bring against any Third Party. CAT shall not have any obligation to indemnify the other party in connection with any settlement made without CAT’s written consent. The Indemnified Party has the right to participate at its own expense, such expense not to be deemed a Liability, in the claim or suit and in selecting counsel therefor. The Indemnified Party shall cooperate with CAT (and its insurer), as reasonably requested.

ARTICLE 7

TERM AND TERMINATION

7.1	Term. Subject to Sections 7.4 and 7.5 hereof, the term of this Agreement will commence on the Effective Date and remain in full force and effect until the expiration of the last patent within the XOMA Patent Rights unless earlier terminated pursuant to Sections 7.2, 7.3 or 7.6.

7.2

Termination Event. This Agreement may be terminated by either CAT or XOMA upon any material breach or default by XOMA or CAT, as the case may be, in the performance of any obligation or condition of this Agreement or if any representation or warranty made by XOMA or CAT, as the case may be, in this Agreement is untrue or materially misleading, in any case effective fifteen (15) days after giving notice to the breaching party of such termination in the case of a payment breach and sixty (60) days after giving written notice to the breaching party of such termination in the case of any other breach, which notice shall describe such breach in reasonable detail. The foregoing notwithstanding, (a) if such breach is cured or shown to be non-existent within the aforesaid fifteen (15) or sixty (60) day period, the notice shall be deemed automatically withdrawn and of no effect and the notifying party shall provide written notice to the breaching party of the withdrawal; (b) no such termination shall be effective so long as the parties are engaged in arbitration under Section 8.13 in connection with such breach or default; and (c) with respect to any person or entity constituting a CAT Collaborator as of the date of such a termination by XOMA, any such termination shall be effective against such CAT Collaborator unless, within forty-five (45) days after written notice from XOMA of such termination, such CAT Collaborator executes a written agreement with XOMA directly obligating such CAT

Collaborator to comply with all of the provisions of this Agreement applicable to CAT Collaborators and to fulfill the obligations of CAT (including without limitation any royalty obligations) with respect to any and all Licensed Antibody Phage Display Materials and Licensed Immunoglobulins Disposed of by CAT to such CAT Collaborator as of the date of such termination. Upon any termination by XOMA under this Section 7.2, CAT shall promptly (and in any event not later than forty-five (45) days thereafter) deliver to XOMA a written report specifying as of the date of such termination the information required by Section 2.5(a).

7.3	Termination for Insolvency. If voluntary or involuntary proceedings by or against CAT are instituted in bankruptcy under any insolvency law, or a receiver or custodian is appointed for CAT, or an Insolvency Event occurs in relation to CAT, or substantially all of the assets of CAT are seized or attached and not released within sixty (60) days thereafter, XOMA may immediately terminate this Agreement effective upon notice of such termination.

7.4	Effect of Termination. (a) Termination of this Agreement shall not release any party hereto from any liability which, at the time of such termination, has already accrued to the other party or which is attributable to a period prior to such termination nor preclude either party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement. It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching party may be entitled to injunctive relief as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for any such breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.

(b) Upon any termination of this Agreement, CAT and XOMA shall promptly return to the other party all Confidential Information received from the other party (except that each party may retain one copy for its files solely for the purpose of determining its rights and obligations hereunder).

(c) Except as expressly provided in Section 7.2, all licenses granted under Article 2 hereof shall terminate and be of no further effect upon the termination of this Agreement. No termination of this Agreement shall in and of itself effect the validity of any provision hereof during any period prior thereto or the applicability of any provision hereof to any activities conducted prior thereto.

7.5	Survival. Sections 2.5, 2.6, 2.8, 2.9, [Text intentionally omitted.], 7.2, 7.4, 7.5 and 7.6, and Articles 4, 5, 6 and 8 of this Agreement, shall survive any termination hereof; provided, however, that Section 2.9 shall not survive any termination of this Agreement by CAT pursuant to Section 7.2. Section 2.1 shall survive termination but only as provided in the parenthetical clause of the immediately preceding sentence and as to any Product for which the license hereunder is fully paid up prior to the date of termination in accordance with the third sentence of Section 3.2(a).

7.6	Contested Validity. Except to the extent CAT is compelled to do so by legal process and subject to any specific contractual obligations of CAT existing on the Effective

Date in circumstances constituting, in the reasonable, written opinion of counsel to CAT, a breach thereof, if CAT, a CAT Collaborator or any person or entity controlled by any of the foregoing contests, directs another to contest or knowingly assists another in contesting the validity or enforceability of any of the XOMA Patent Rights licensed hereunder, XOMA shall have the right to terminate all of the rights and licenses hereby granted to CAT and any CAT Collaborator under the XOMA Patent Rights; provided, however, that in the event a CAT Collaborator or any person or entity controlled by a CAT Collaborator contests the validity or enforceability of any of the XOMA Patent Rights licensed hereunder other than at the direction, and without the knowing assistance, of CAT, then the foregoing termination right of XOMA shall apply only to the rights hereby granted to such CAT Collaborator; and provided, further, that, in the event of any such termination resulting from activities of CAT, with respect to any person or entity constituting a CAT Collaborator as of the date of such termination, any such termination shall be effective against such CAT Collaborator unless, within forty five (45) days after written notice from XOMA of such termination, such CAT Collaborator executes a written agreement with XOMA directly obligating such CAT Collaborator to comply with all of the provisions of this Agreement applicable to CAT Collaborators and to fulfill the obligations of CAT (including without limitation any royalty obligations) with respect to any and all Licensed Antibody Phage Display Materials and Licensed Immunoglobulins Disposed of by CAT to such CAT Collaborator as of the date of such termination. Upon any termination under this Section 7.6 resulting from activities of CAT, CAT shall promptly (and in any event not later than forty five (45) days thereafter) deliver to XOMA a written report specifying as of the date of such termination the information required by Section 2.5(a).

ARTICLE 8

MISCELLANEOUS PROVISIONS

8.1	Governing Laws. This Agreement and any dispute, including without limitation any arbitration, arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the state of California, without reference to conflicts of laws principles.

8.2

Assignment. (a) Neither party may transfer or assign this Agreement, directly or indirectly, or any of its rights hereunder, other than to one or more of its Affiliates and other than to a successor of XOMA Ltd. under a Change in Control of XOMA Ltd. or to a successor of Cambridge Antibody Technology Group plc under a Change in Control of Cambridge Antibody Technology Group plc to which Section 8.3 does not apply, without the prior written consent of the other party. Any such attempted transfer or assignment in violation of this Section 8.2 shall be void; provided, that in the event of a permitted Change in Control, the original party’s (or its successor’s)

obligations hereunder shall continue. This Agreement shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

(b)	Notwithstanding the first sentence of Section 8.2(a), in the event CAT disposes of at least a majority interest of a subsidiary, Affiliate or other business unit the primary business of which is the making and/or selling of Microarrays (a “Microarray Spin-out”), the entity resulting from such Microarray Spin-out shall not have the benefit of this Agreement unless, within thirty (30) days after consummation of that Microarray Spin-out, such entity executes and delivers to XOMA for execution a written agreement incorporating all of the terms of this Agreement (including without limitation the license grant in Section 2.1, the covenant not to sue in Section 2.2 and the royalty obligations of Sections 3.2 through 3.5, in the latter case modified to apply to such entity’s revenues from (i) its use of Licensed Antibody Phage Display Materials, (ii) services provided by it arising out of the license grants in such agreement and/or (iii) the sale by it of Products), other than Section 3.1 and this Section 8.2(b).

8.3	Certain Changes in Control. (a) Notwithstanding any other provision of this Agreement to the contrary, except as set forth in Section 8.3(b), this Agreement shall automatically terminate, without further action by the parties, in the event of (i) a transaction or series of related transactions in which [***] is a party and which results in a Change of Control of CAT, or (ii) a transaction or series of related transactions in which CAT is a party and which results in a Change in Control of a person or entity described in clause (i) above; provided, that this Section 8.3(a) shall not apply if CAT shall make to XOMA a cash payment of [***] within five (5) business days following consummation of such transaction or series of related transactions.

(b) In the event that (i) a transaction or series of related transactions described in Section 8.3(a) is consummated in accordance with the proviso thereto and (ii) the party to such transaction or series of transactions other than CAT (the “Acquisition Party”) has in place at the time of such transaction or series of transactions a license agreement with XOMA under the XOMA Patent Rights covering substantially the same activities as are covered by this Agreement (a “Separate License”), then (A) for so long as the phage display businesses of CAT, on the one hand, and the Acquisition Party, on the other hand, are operated as separate business units (as reflected in contemporaneous Records and similarly reliable documents of the Acquisition Party), then the Separate License shall apply to the business of the Acquisition Party and this Agreement shall apply to the business of CAT; and (B) if the phage display businesses of CAT, on the one hand, and the Acquisition Party, on the other hand, are no longer operated as separate business units, then this Agreement shall apply to the combined phage display business of CAT and the Acquisition Party, except that the Separate License shall continue to apply to any composition of matter or article of manufacture identified as a potential product by the separate business unit operating the phage display business of the Acquisition Party while such business was separately operated (as reflected in contemporaneous Records and similarly reliable documents of the Acquisition Party). Nothing herein shall affect any license or grant of rights by any

Acquisition Party to XOMA or, except as expressly provided above with respect to obligations directly related to the activities covered by this Agreement, any obligations of any Acquisition Party to XOMA.

8.4	Waiver. No waiver of any rights shall be effective unless consented to in writing by the party to be charged and the waiver of any breach or default shall not constitute a waiver of any other right hereunder or any subsequent breach or default.

8.5	Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain in full force and effect without said provision.

8.6	Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered or sent in each case to the respective address specified below, or such other address as may be specified in writing to the other party hereto, and shall be effective on receipt:

CAT:	Cambridge Antibody Technology Limited
Milstein Building
Granta Park
Cambridge, CB1 6GH
England
Attn: Company Secretary

XOMA:	XOMA Ireland Limited
Shannon Airport House
Shannon, County Clare
Ireland
Attn: Company Secretary

with a copy (which shall not constitute notice) to:

XOMA (US) LLC
2910 Seventh Street
Berkeley, CA 94710
U.S.A.
Attn: Company Secretary

8.7	Independent Contractors. Both parties are independent contractors under this Agreement. Nothing contained in this Agreement is intended nor is to be construed so as to constitute XOMA or CAT as partners or joint venturers with respect to this Agreement. Except as expressly provided herein, neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any other contract, agreement, or undertaking with any third party.

8.8	Compliance with Laws. In exercising their rights under this license, the parties shall comply in all material respects with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement. CAT shall be responsible, at its expense, for making any required registrations or filings with respect to this Agreement and obtaining any necessary governmental approvals with respect hereto.

8.9	Bankruptcy. All rights and licenses granted under or pursuant to this Agreement by one party to the other are, for all purposes of Section 365(n) of Title XI of the United States Code (“Title XI”), licenses of rights to “intellectual property” as defined in Title XI. During the term of this Agreement each party shall create and maintain current copies to the extent practicable of all such intellectual property. If a bankruptcy proceeding is commenced by or against one party under Title XI, the other party shall be entitled to a copy of any and all such intellectual property and all embodiments of such intellectual property, and the same, if not in the possession of such other party, shall be promptly delivered to it (a) upon such party’s written request following the commencement of such bankruptcy proceeding, unless the party subject to such bankruptcy proceeding, or its trustee or receiver, elects within thirty (30) days to continue to perform all of its obligations under this Agreement, or (b) if not delivered as provided under clause (a) above, upon such other party’s request following the rejection of this Agreement by or on behalf of the party subject to such bankruptcy proceeding. If a party has taken possession of all applicable embodiments of the intellectual property of the other party pursuant to this Section 8.9 and the trustee in bankruptcy of the other party does not reject this Agreement, the party in possession of such intellectual property shall return such embodiments upon request. If a party seeks or involuntarily is placed under Title XI and the trustee rejects this Agreement as contemplated under 11 U.S.C. 365(n)(1), the other party hereby elects, pursuant to Section 365(n) of Title XI, to retain all rights granted to it under this Agreement to the extent permitted by law.

8.10	Use of Name. Neither party shall use the name or trademarks of the other party, except to the extent that a party is permitted to use the Confidential Information of the other party pursuant to Article 4, without the prior written consent of such other party.

8.11	Further Actions. Each party agrees to execute, acknowledge and deliver such further instruments, and do such other acts, as may be necessary and appropriate in order to carry out the purposes and intent of this Agreement.

8.12	Entire Agreement; Amendment. This Agreement constitutes the entire and exclusive Agreement between the parties with respect to the subject matter hereof and supersedes and cancels all previous discussions, agreements, commitments and writings in respect thereof. No amendment or addition to this Agreement shall be effective unless reduced to writing and executed by the authorized representatives of the parties.

8.13	Arbitration. (a) Solely with respect to any dispute between the parties to this Agreement (other than any dispute which arises out of or relates to alleged infringement, validity and/or enforceability of the XOMA Patent Rights) upon ten (10) days written notice, any party involved in the dispute may initiate arbitration by giving notice to that effect to the other party or parties involved in the dispute and by filing the notice with the American Arbitration Association or its successor organization (“AAA”) in accordance with its Commercial Arbitration Rules. Such dispute shall then be settled by arbitration in New York, New York, in accordance with the Commercial Arbitration Rules of the AAA or other rules agreed to by the parties involved in the dispute, by a panel of three neutral arbitrators, who shall be selected by the parties involved in the dispute using the procedures for arbitrator selection of the AAA.

(b) The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. Insofar as it applies, the United States Arbitration Act shall govern the interpretation of, enforcement of, and proceedings pursuant to the arbitration clause in this Agreement. Except insofar as the United States Arbitration Act applies to such matters, the agreement to arbitrate set forth in this Section 8.13 shall be construed, and the legal relations among the parties shall be determined in accordance with, the substantive laws of the State of New York.

(c) The panel shall render its decision and award, including a statement of reasons upon which such award is based, within thirty (30) days after the arbitration hearing. The decision of the panel shall be determined by majority vote among the arbitrators, shall be in writing and shall be binding upon the parties involved in the dispute, final and non-appealable. Judgment upon the award rendered by the panel may be entered in any court having jurisdiction thereof in accordance with Section 8.14(a).

(d) Except as provided under the United States Arbitration Act, no action at law or in equity based upon any dispute that is subject to arbitration under this Section 8.13 shall be instituted.

(e) All expenses of any arbitration pursuant to this Section 8.13, including fees and expenses of the parties’ attorneys, fees and expenses of the arbitrators, and fees and expenses of any witness or the cost of any proof produced at the request of the arbitrators, shall be paid by the non-prevailing party.

8.14

Venue; Jurisdiction. (a) Any action or proceeding brought by either party seeking to enforce any provision of, or based on any right arising out of, this Agreement must be brought against any of the parties in the courts of the State of California. Each party (i) hereby irrevocably submits to the jurisdiction of the state courts of the State of California and to the jurisdiction of any United States District Court in the State of California, for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement or the subject matter hereof brought by any party or its successors or assigns, (ii) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action, or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action, or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby waives and agrees not to seek any review by any court of any other jurisdiction that may be called upon to grant an enforcement of the judgment of any such California state or federal court.

(b) Process in any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be served on any party anywhere in the world. Each party consents to service of process by registered mail at the address to which notices are to be given and further consent that any service of process, writ, judgment or other notice of legal process shall be deemed and held in every respect to be effectively served upon it in connection with proceedings in the State of California, if delivered to CT Corporation System, whose current address is 1350 Treat Boulevard, Suite 100, Walnut Creek, CA 94596, which each party irrevocably designates and appoints as its authorized agent for the service of process in the courts in the State of California. Nothing herein shall affect the right of a party to serve process in any other manner permitted by applicable law. Without affecting the validity of process served otherwise pursuant to this Section 8.14(b), XOMA shall simultaneously provide CAT with written notice thereof. Each party further agrees that final judgment against it in any such action or proceeding arising out of or relating to this Agreement shall be conclusive and may be enforced in any other jurisdiction within or outside the United States of America by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and of the amount of its liability.

(c) Each party agrees that it shall not, and that it shall instruct those in its control not to, take any action to frustrate or prevent the enforcement of any writ, decree, final judgment, award (arbitral or otherwise) or order entered against it with respect to this Agreement or the XOMA Patent Rights and shall agree to be bound thereby as if issued or executed by a competent judicial tribunal having personal jurisdiction situated in its country of residence or domicile.

8.15	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, XOMA and CAT have executed this Agreement in duplicate originals by duly authorized officers.

CAMBRIDGE ANTIBODY TECHNOLOGY LIMITED		XOMA IRELAND LIMITED

By:		By:
	Name:		Alan Kane, Director
	Title:		duly authorized for and on behalf of
XOMA Ireland Limited in the presence
of:

Schedule 1.4

[***]

Schedule 1.15

Certain Library License Provisions

1.1.10	“CAT Background IP Third Party Improvements” – shall mean any Materials and Know How which constitute improvements of, enhancements to or modifications of the CAT Background IP and:

1.1.10.1	which are conceived, originated or reduced to practice by Third Party licensees of CAT (other than a XOMA Collaborator or XOMA licensee) of the CAT Background IP; and

1.1.10.2	which come into the Control of CAT during the term of [the Library License] pursuant to agreements between CAT and such Third Parties; and

1.1.10.3	for which no consideration was payable by CAT to such Third Parties pursuant to such agreements; and

1.1.10.4	which CAT has the right to license to XOMA hereunder.

1.1.13	“CAT Background Patent Rights” – shall mean the Patent Rights more particularly set out in Schedule 1 relating to the CAT Library and its use together with any Patent Rights which become Controlled by CAT after the Effective Date which relate to the CAT Library or its use. For the avoidance of doubt, CAT Background Patent Rights do not and shall not include (i) the CAT Diabodies Patent Rights, (ii) any Patent Rights acquired by or licensed to CAT after the Effective Date for which the consideration paid by CAT exceeds one hundred thousand US dollars (US$100,000), or equivalent in the case of non-cash consideration and (iii) the practice of the CAT Background Patent Rights within the fields licensed to Third Parties pursuant to the agreements set out in Schedule 7 (the “Additional Excluded Fields”) for as long as such Additional Excluded Fields are exclusively licensed to such Third Parties pursuant to those agreements.

7.9	Nothing in this Agreement shall confer any right upon XOMA and XOMA shall not exercise or use the CAT IP in the commercial sale or sublicense of single variable domains (heavy or light) of Antibodies.

To aid in understanding the foregoing, the following additional definitions from the Library License are provided:

1.1.8	“CAT Background IP” – shall mean the CAT Background Materials, CAT Background Know How, CAT Background Patent Rights and the CAT Library.

1.1.11	“CAT Background Know How”–shall mean (a) all of the Know How Controlled by CAT at the Effective Date which relates to the CAT Library and its use and (b) any Know How which relates to any improved version of the CAT Library made available to XOMA by CAT during the term of the Library Licence [as defined in the Library License] as set forth in Clause 4.2 [of the Library License].

1.1.12	“CAT Background Materials” – shall mean (a) the Materials (including without limitation cloning and expression vectors, polynucleotides and phagemid vectors) comprising or relating to the CAT Library at the Effective Date and (b) the Materials (including without limitation cloning and expression vectors, polynucleotides and phagemid vectors) comprising or relating to any improved version of the CAT Library made available to XOMA by CAT during the term of the Library Licence [as defined in the Library License] as set forth in Clause 4.2 [of the Library License].

1.1.18	“CAT IP” – shall mean CAT Background IP, CAT Foreground IP and CAT Foreground Patent Rights.

1.1.28	“Control”, “Controls” or “Controlled by” – shall mean either (a) being an Affiliate of either XOMA or CAT, (b) with respect to any item of CAT IP or XOMA IP, the possession of (whether by ownership or licence, other than pursuant to [the Library License]) or the ability of such [p]arty to grant access to or a licence or sublicence thereof without violating the terms of any agreement or other arrangement with any Third Party existing at the time such [p]arty would be required hereunder to grant the other [p]arty such access or licence or sublicence or (c) with respect to any Materials, the CAT Library or an Antibody, physical possession.

1.1.35	“Effective Date” – shall mean the date of execution of [the Library License] by [CAT and XOMA].

1.1.55	“Patent Rights” – shall mean patent applications and patents, author certificates, inventor certificates, utility certificates, improvement patents and models and certificates of addition and all foreign counterparts of them, including any divisional applications and patents, refilings, renewals, continuations, continuations-in-part, patents of addition, extensions, reissues, substitutions, confirmations, registrations, revalidation and additions of or to any of them, as well as any supplementary protection certificates and equivalent protection rights in respect of any of them.

Schedule 1.30

Patent Rights

Title:	Modular Assembly of Antibody Genes, Antibodies Prepared Thereby and Use

Inventors: Robinson,	Liu, Horwitz, Wall, Better

1)	Based on PCT/US86/02269, which is a continuation-in-part of U.S. Serial No. 06/793,980 filed November 1, 1985 (abandoned).

COUNTRY	SERIAL NO.	PATENT NO.
*United States	06/793,980

Australia	65981/86	Issued 606,320

Canada	521,909	Abandoned

Denmark	3385/87	Pending

Taiwan	75105650	Issued 51922

*United States	U.S. National Phase of PCT/US86/02269

2)	Based on PCT/US88/02514, which corresponds to U.S. Serial No. 07/077,528, which is a continuation-in-part of PCT/US86/02269 (abandoned), which is a continuation-in-part of U.S. Serial No. 06/793,980 (abandoned).

COUNTRY	SERIAL NO.	PATENT NO.
Australia	23244/88	Issued 632,462

Austria	EP 88907510.7	Granted EP/0371998

Belgium	EP 88907510.7	Granted EP/0371998

Canada	572,398	Granted 1,341,235

Denmark	192/90	Pending

Europe	EP 88907510.7	Granted EP/0371998

Europe	EP 95119798.7	Granted EP/0731167

France	EP 88907510.7	Granted EP/0371998

Germany	EP 88907510.7	Granted EP/0371998

Italy	EP 88907510.7	Granted EP/0371998

Japan	506481/88	Granted 2991720

COUNTRY	SERIAL NO.	PATENT NO.
Luxembourg	EP 88907510.7	Granted EP/0371998

Netherlands	EP 88907510.7	Granted EP/0371998

Sweden	EP 88907510.7	Granted EP/0371998

Switzerland/

Liechtenstein	EP 88907510.7	Granted EP/0371998

United Kingdom	EP 88907510.7	Granted EP/0371998

Europe	EP 93100041.8	Granted EP/0550400

Austria	EP 93100041.8	Granted EP/0550400

Belgium	EP 93100041.8	Granted EP/0550400

France	EP 93100041.8	Granted EP/0550400

Germany	EP 93100041.8	Granted EP/0550400

Italy	EP 93100041.8	Granted EP/0550400

Luxembourg	EP 93100041.8	Granted EP/0550400

Netherlands	EP 93100041.8	Granted EP/0550400

Sweden	EP 93100041.8	Granted EP/0550400

Switzerland/

Liechtenstein	EP 93100041.8	Granted EP/0550400

United Kingdom	EP 93100041.8	Granted EP/0550400

*United States	07/077,528

3)	Based on U.S. Serial No. 07/501,092 filed March 29, 1990, which is a continuation-in-part of U.S. Serial No. 07/077,528 (Modular Assembly of Antibody Genes, Antibodies Prepared Thereby and Use; Robinson, Liu, Horwitz, Wall, Better) and of U.S. Serial No. 07/142,039 (Novel Plasmid Vector with Pectate Lyase Signal Sequence; Lei, Wilcox).

COUNTRY	SERIAL NO.	PATENT NO.
*United States	07/501,092

*United States	07/987,555

*United States	07/870,404

*United States	08/020,671

United States	08/235,225	5,618,920

United States	08/299,085	5,595,898

United States	08/472,691	6,204,023

United States	08/467,140	5,698,435

United States	08/450,731	5,693,493

United States	08/466,203	5,698,417

*	CASES ABANDONED IN FAVOR OF A CONTINUING APPLICATION.

Schedule 1.185

XOMA Notice

XOMA owns a number of patents said to cover various aspects of bacterial antibody expression and phage display.

XOMA has licensed these patents on a non-exclusive basis to CAT.

Under the license agreement with XOMA:

•	CAT cannot provide phage display services or transfer phage display materials, products or information to you without first showing you a redacted copy of its license from XOMA and this notice.

•	If you and CAT enter into a written agreement by which you become a “CAT Collaborator”, then you will be permitted to use phage display services, phage display materials, products and information from CAT to research, develop and commercialise antibody products.

•	Collaborators do not, however, have the right to produce commercial quantities of antibodies under the XOMA license. Rather, collaborators only have the right to make research and development quantities of antibodies under that license. Thus, the collaborator may wish to obtain a commercial production license from XOMA (which may be available), or produce commercial quantities of antibodies using another method.

•	If you and CAT enter into a written agreement, that agreement must contain the following provisions:

•	Terms pursuant to which you, as the recipient of any transferred materials, would agree to abide by each of the limitations, restrictions and other applicable obligations provided for by the license agreement with XOMA, including, without limitation, the restrictions on use of such transferred materials for purposes other than research and development.

•	A provision stating that any amounts paid to CAT shall not constitute payments to XOMA.

•	An agreement by you to further dispose of phage display materials or materials covered by the XOMA patents only to a third party who otherwise meeting the definition of a “CAT Collaborator” set forth in the license agreement with XOMA.

Schedule 5.8.2A

Work Plan for Discovery

[***]

Schedule 5.8.2B

Generic CDTP for Joint Discovery Programme

[***]

Schedule 6.16

Target Product Profile

[***]

Schedule 9.6

Co-Promotion Principles

[***]

Schedule 13.3

Reconciliation of Programme Costs

1.	Programme Cost Manager. For each Joint Discovery Programme, the relevant Joint Discovery Project Team shall appoint a Programme Cost Manager, for each Joint Development Programme and Final Development of an Alliance Co-Funded Product the relevant GPT shall appoint a Programme Cost Manager, and for the Target Selection Process the Target Selection Committee shall appoint a Programme Cost Manager.

2.	Cost Report. The Programme Cost Manager shall, for the Target Selection Process and each Joint Discovery Programme, Joint Development Programme and Final Development of an Alliance Co-Funded Product (collectively, “Shared Programmes”), prepare within forty-five (45) days of the end of each Calendar Quarter a detailed report on the Programme Costs incurred by each Party during that Calendar Quarter in the Target Selection Process and each Shared Programme (a “Cost Report”). The Cost Report shall be prepared on a Shared Programme by Shared Programme basis. The Cost Reports shall (i) be in a format agreed between the Parties; (ii) compare the actual Programme Costs incurred by each Party in the relevant Calendar Quarter against the Programme Budget; and (iii) contain a cumulative record by Programme of all Programme Costs incurred by each Party in the Target Selection Process or within the Shared Programme since its initiation.

The Cost Reports will be sent to the Parties’ representative Alliance Managers appointed under Clause 3.15 of this Agreement within forty-five (45) days of the end of each Calendar Quarter.

3.

Reconciliation Report. Provided all the Cost Reports have been provided to the Alliance Managers on time, within sixty (60) days of the end of each Calendar Quarter, AstraZeneca shall prepare and send to CAT a Reconciliation Report. The Reconciliation Report will (i) be a format agreed between the Parties; (ii) show by Programme the total Programme Costs incurred by each Party in the Target Selection Process and all the Shared Programmes in the relevant Calendar Quarter (the “Total Quarterly Programme Costs”); and (iii) show the calculation of the Total Quarterly

Difference and Net Reconciliation described below.

4.	[***]

5.	Disputes. If there is any dispute between the Parties as to the operation of the reconciliation process or as to how much is payable, it shall first be referred to the ASC and thereafter to dispute resolution under Clause 28 provided however that if a Party has paid the amount not in dispute the other Party shall have no rights to terminate any of the Party’s rights under this Agreement.

Schedule 14.2 – Development Milestones payable to CAT

Part A

1	[***] within sixty (60) days of the dosing of the first patient in the first Phase I Clinical Trial of a Product containing the relevant CD

2	[***] within sixty (60) days of the dosing of the first patient in the first Phase III Clinical Trial of a Product containing the relevant CD

3	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

4	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Part B

1	[***]) within sixty (60) days of the dosing of the first patient in the first Phase I Clinical Trial of a Product containing the relevant CD

2	[***] within sixty (60) days of the dosing of the first patient in the first Phase III Clinical Trial of a Product containing the relevant CD

3	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

4	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Part C

1	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

2	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Part D

1	[***] within ninety (90) days of the end of the Calendar Quarter in which occurs the first occasion when the Annual Net Sales of the Alliance Co-Funded Product exceed [***]

2	[***] within ninety (90) days of the end of the Calendar Quarter in which occurs the first occasion when the Annual Net Sales of the Alliance Co-Funded Product exceed [***]

3	[***] within ninety (90) days of the end of the Calendar Quarter in which occurs the first occasion when the Annual Net Sales of the Alliance Co-Funded Product exceed [***]

4	[***] within ninety (90) days of the end of the Calendar Quarter in which occurs the first occasion when the Annual Net Sales of the Alliance Co-Funded Product exceed [***]

Schedule 14.3 – Development Milestones payable to AstraZeneca

Part A

1	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

2	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Part B

1	[***] within sixty (60) days of the dosing of the first patient in the first Phase I Clinical Trial of a Product containing the relevant CD

2	[***] within sixty (60) days of the dosing of the first patient in the first Phase III Clinical Trial of a Product containing the relevant CD

3	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

4	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Part C

1	[***] within sixty (60) days of the date the application for a Health Registration Approval for the Product is accepted for review by the Regulatory Authority in a Major Market.

2	[***] within sixty (60) days of the first grant of a Health Registration Approval in a Major Market

Schedule 15.1 – Royalties payable to CAT

Part A

The following percentages of Net Sales of the AstraZeneca Product or, subject to Clause 15.5, Combination Products containing the AstraZeneca Product

(i)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that are less than [***]

(ii)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that equal or exceed [***] but are less than [***]

(iii)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that equal or exceed [***]

Part B

The following percentages of Net Sales of the AstraZeneca Product or, subject to Clause 15.5, Combination Products containing the AstraZeneca Product

(i)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that are less than [***]

(ii)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that equal or exceed [***] but are less than [***]

(iii)	[***] of Net Sales for that portion of Annual Net Sales of such AstraZeneca Product or Combination Product that equal or exceed [***]

Part C

The following percentages of Net Sales of the Alliance Product or, subject to Clause 15.5, Combination Products containing the Alliance Product

(i)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Product or Combination Product that are less than [***]

(ii)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Product or Combination Product that equal or exceed [***] but are less than [***]

(iii)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Product or Combination Product that equal or exceed [***]

Part D

The following percentages of Net Sales of the Alliance Co-Funded Product or, subject to Clause 15.5, Combination Products containing the Alliance Co-Funded Product

(i)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Co-Funded Product or Combination Product that are less [***]

(ii)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Co-Funded Product or Combination Product that equal or exceed [***] but are less than [***]

(iii)	[***] of Net Sales for that portion of Annual Net Sales of such Alliance Co-Funded Product or Combination Product that equal or exceed [***]

[***]

Schedule 15.2 – Royalties payable to AstraZeneca

Part A

[***] of Net Sales of the CAT Alliance Product or, subject to Clause 15.5, Combination Products containing the CAT Alliance Product.

Part B

[***] of Net Sales of the CAT Alliance Product or, subject to Clause 15.5, Combination Products containing the CAT Alliance Product.

Part C

[***] of Net Sales of the CAT Alliance Product or, subject to Clause 15.5, Combination Products containing the CAT Alliance Product.

Schedule 18.15

Obligations of AstraZeneca under the Head Licences

To the extent that any definition set out in this Schedule or any Part of it conflict with any definition set out in the Agreement, the definitions set out within each Part of this Schedule shall prevail for that Part of this Schedule.

Part A – MRC Agreement

1.	If at any time during the term of the MRC Agreement AstraZeneca directly or indirectly opposes or assists any third party to oppose the grant of letters patent or any patent application within the Patent Rights, or disputes or directly or indirectly assists any third party to dispute the validity of any patents within the Patent Rights or any of the claims thereof then and in such event AstraZeneca acknowledge that the MRC may at any time thereafter give notice under clause 8 of the MRC Agreement to terminate the MRC Agreement (Clause 5.9).

2.	AstraZeneca may sublicense its rights granted from CAT under Clause 2 of the MRC Agreement provided always that AstraZeneca shall remain responsible for all acts and omissions of such sublicensees or subcontractors as though they were AstraZeneca (Clause 6.1).

3.	AstraZeneca acknowledges and agrees that its sublicensed rights under the MRC Agreement shall automatically terminate upon the termination of the MRC Agreement (Clause 6.3).

Definitions

In this Part A the following term has the following meanings:

“Patent Rights” means:

(a)	the patent applications filed prior to the date of execution of the MRC Agreement short particulars of which are set out in Schedule 1.50 to the Agreement;

(b)	all patents which may be granted pursuant to any of the foregoing patent applications; and

(c)	any necessary patents which derive from the patent applications or any of them and any divisions, renewals, continuations, continuations-in-part, extensions or reissues or any supplementary protection certificates granted.

PART B - Dyax Agreements

1.	Pursuant to the rights granted to CAT under the Dyax Agreement, AstraZeneca and its Affiliates are granted a world-wide nonexclusive, sublicence under Patent Rights (i) to research, develop, make, have made, use, import, sell and have sold Licensed Products in each Field of Use, and (ii) to research, develop, make and use Licensed Intermediates in each Field of Use (a) for sale or transfer to any Commercial Party, or (b) for transfer to any third party who is not permitted by AstraZeneca or its Affiliates to commercialize such Licensed Intermediates or any Licensed Product. AstraZeneca shall have no right to grant further sublicenses under the Patent Rights. As a condition to the sublicence, AstraZeneca is bound by the terms of Sections 2.1, 6 and 8 of the Dyax Agreements (Section 2.1).

2.	AstraZeneca shall indemnify, defend, and hold harmless CAT, its Affiliates and the directors, officers, employees, and agents of the other and their respective successors, heirs and assigns (the “Indemnitees”) against any liability, damage, loss or expense (including reasonable attorneys fees and expenses of litigation) incurred by or imposed upon the Indemnitees or anyone of them in connection with any claims, suits, actions, demands or judgments concerning any product, process or service of CAT or AstraZeneca or their respective Affiliates that is made, used, sold or provided pursuant to any right or licence granted under the Dyax Agreement (Section 6).

3.1	The following provisions and not those of Clause 20 of the Agreement apply such that with respect to any confidential information received, by AstraZeneca from CAT which was received by CAT from Dyax (“Confidential Information”), AstraZeneca undertakes and agrees to:

(a)	only use the Confidential Information for the purposes envisaged under the Dyax Agreement and not to use the same for any other purpose whatsoever;

(b)	ensure that only those of its officers and employees who are directly concerned with carrying out this Agreement have access to the Confidential

Information provided under the Dyax Agreement on a strictly “need to know” basis and are informed of the secret and confidential nature of it;

(c)	keep the Confidential Information secret, confidential, safe and secure and shall not directly or indirectly disclose or permit to be disclosed the same to any third party, including any consultants or other advisors, without the prior written consent of CAT except to the extent disclosure is necessary in connection with its use as envisaged under the Dyax Agreement;

(d)	ensure that the Confidential Information will not be covered by any lien or other encumbrance in any way; and

(e)	not copy, reproduce or otherwise replicate for any purpose or in any manner whatsoever any documents containing the Confidential Information except to the extent necessary in connection with its use as envisaged under the Dyax Agreement (Section 8.1).

3.2	The obligations referred to above shall not extend to any Confidential Information which:

(a)	is or becomes generally available to the public otherwise than by reason of breach by AstraZeneca of the provision set out above;

(b)	is known to AstraZeneca and is at its free disposal (having been generated independently by AstraZeneca or a third party in circumstances where it has not been derived directly or indirectly from Confidential Information prior to its receipt from CAT), provided that evidence of such knowledge is furnished by AstraZeneca to CAT within twenty-eight (28) days of recipient of that Confidential Information;

(c)	is subsequently disclosed to AstraZeneca without obligations of confidence by a third party owing no such obligations to CAT in respect of that Confidential Information; and

(d)

is required by law to be disclosed (including as part of any regulatory submission or approval process) and then only when prompt written notice of this requirement has been given to CAT so that it may, if so advised, seek appropriate relief to prevent such disclosure, provided always that in such circumstances such disclosure shall be only to the extent so required and shall be subject to prior consultation with CAT with a view to agreeing on the timing and content of such disclosure (Section 8.2).

3.3	No public announcement or other disclosures to third parties concerning the terms of the Dyax Agreement, shall be made, whether directly or indirectly, by AstraZeneca, its successors and assigns (except confidential disclosures to professional advisors) without first obtaining the approval of CAT and agreement upon the nature and text of such announcement or disclosure with the exception that:

(a)	AstraZeneca may disclose those terms which it is required by regulation or law to disclose, provided that it takes advantage of all provisions to keep confidential as many terms of the Dyax Agreement as possible; and

(b)	AstraZeneca shall inform CAT of the proposed announcement or disclosure in reasonably sufficient time prior to public release, and shall provide CAT with a written copy thereof, in order to allow CAT to comment upon such announcement or disclosure. AstraZeneca and CAT agree that they shall cooperate fully with each other with respect to all disclosures regarding the Dyax Agreement to the U.S. Securities Exchange Commission, the UK Stock Exchange and any other comparable body including requests for confidential information or proprietary information of either party included in any such disclosure. AstraZeneca and CAT agree that Dyax shall be entitled from time to time to include the names of AstraZeneca and CAT within a list of licensees under the Patent Rights in a public announcement (Section 8.3).

Definitions

In this Part B the following terms have the following meanings:

[***]

PART C - Micromet Agreement

[***]

Schedule 20.5.3

Agreed form press releases

AstraZeneca Press Release

ASTRAZENECA AND CAMBRIDGE ANTIBODY TECHNOLOGY ANNOUNCE MAJOR STRATEGIC ALLIANCE TO DISCOVER AND DEVELOP HUMAN ANTIBODY THERAPEUTICS IN INFLAMMATORY DISORDERS

AstraZeneca makes £75 million upfront equity investment.

Complements earlier alliance with Abgenix, Inc. in oncology.

AstraZeneca today announced a five-year research and development alliance with Cambridge Antibody Technology (CAT) in monoclonal antibody research, principally in inflammatory disorders, including respiratory diseases. AstraZeneca will pay £75 million in cash for an issue of 10,217,983 new ordinary shares in CAT, representing a 19.9 per cent shareholding. The equity subscription requires the approval of CAT shareholders.

The alliance offers an excellent balance and fit between CAT’s established expertise and capabilities in monoclonal antibody generation and optimisation, together with their process technology and early clinical skills, with AstraZeneca’s drug development capabilities and global market strength and representation.

•	Both AstraZeneca and CAT will contribute targets to the alliance, which will be co-funded and co-managed by the partners. A minimum of 25 programmes in discovery will be initiated during the five-year duration of the Discovery phase.

•	Following the completion of the discovery phase, the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, CAT has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch; in this case CAT would have an option to co-promote such product(s) in the US

•	AstraZeneca will receive the rights to opt into, and develop jointly, CAT discovery programmes existing at the commencement of this alliance and also to opt into certain future CAT discovery programmes that CAT may independently initiate. CAT has limited rights to co-promote in the US drugs resulting from these programmes.

•	CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

Sir Tom McKillop, Chief Executive of AstraZeneca, said: “I see this alliance with CAT as a major component of AstraZeneca’s strategy to develop new therapeutics for inflammatory and respiratory diseases. Both partners are combining their expertise and making a significant commitment of resources to the alliance”.

Peter Chambré, Chief Executive Officer of CAT, commented “This innovative alliance with a world leader in the field of inflammatory diseases represents a major strategic move by both companies. Not only will it enable CAT to deploy its full range of capabilities and expertise in the early stages of product development, but it will also allow us to enhance our capabilities in the later stages and, for the first time, potentially participate in product commercialisation. Most significantly, CAT will share directly in the successes of products which result from the collaboration and it is therefore an important and exciting opportunity for us to make a significant advance in our transition to a product-based biopharmaceutical company. The creation of this alliance with AstraZeneca is a tribute to their vision in seeing the opportunity for a new model of collaboration between a major pharmaceutical company and a leading biotechnology company.”

Dr John Patterson, Executive Vice President Product Strategy & Licensing, AstraZeneca, said: “We are delighted to be joining other shareholders in this innovative biopharmaceutical company and are underpinning the closeness of the alliance and strategic importance to both parties by making a significant equity investment in CAT”.

This is the second such research alliance in monoclonal antibodies agreed by AstraZeneca in just over a year. Last October, the company announced a major agreement with Abgenix, Inc. for monoclonal antibody research in oncology.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world’s leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

About CAT

CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people. CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the company’s strategy to develop a portfolio of antibody-based drugs.

-Ends-

November 22, 2004

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034

Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084

Jonathan Hunt, Tel: +44 (0) 207 304 5087

NOTE TO NEWS EDITORS:

Abgenix Alliance

The alliance between AstraZeneca and Abgenix, Inc., of Freemont, California, was announced on October 16, 2003. This is aimed at discovering fully humanised monoclonal antibodies for the treatment of cancer. Abgenix is providing antibody expertise and will take projects into clinical trials. AstraZeneca is providing cancer expertise to guide the choice of targets, the properties required out of the candidate drugs and clinical development. Under the terms of the deal, AstraZeneca made a $100 million upfront equity investment, while Abgenix will also receive milestone, royalty and collaboration payments. Further details can be found in the Press release announcing the alliance on (www.astrazeneca.com).

CAT Press Release

04/Cambridge Antibody Technology/14 FINAL

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST 22 November 2004

For further information contact:

Cambridge Antibody Technology	Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471 Peter Chambré, Chief Executive Officer John Aston, Chief Financial Officer Rowena Gardner, Director of Corporate Communications	Tel: +44 (0) 20 7067 0700 Kevin Smith Sarah Maclead

AstraZeneca	BMC Communications/The Trout Group (USA)
Media Enquiries: Edel McCaffrey, Tel: +44 (0) 207 304 5034 Steve Brown, Tel: +44 (0) 207 304 5033 Investor Enquiries: Mina Blair, Tel: +44 (0) 207 304 5084 Jonathan Hunt, Tel: +44 (0) 207 304 5087	Tel: +1 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CHESHIRE AND ARGON ANNOUNCE MAJOR STRATEGIC ALLIANCE TO DISCOVER AND DEVELOP HUMAN ANTIBODY THERAPEUTICS IN INFLAMMATORY DISORDERS

ASTRAZENECA TO TAKE 19.9% EQUITY STAKE IN CAMBRIDGE ANTIBODY TECHNOLOGY

Place, UK … Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) and AstraZeneca (LSE:AZN, NASDAQ: AZN) announced today a major strategic alliance for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders, including respiratory diseases. The innovative partnership structure of the alliance reflects each company’s leading position in its respective field and the growing importance of antibodies as therapeutics. The alliance will be co-funded and co-managed by the partners.

The principal terms of the collaboration agreement between the two parties are summarised below:

•	The alliance will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The committed joint research investment will be a minimum of $175m during this phase which the parties will fund 50:50. Cambridge Antibody Technology will contribute the greater part of the resource in this discovery phase and expects to commit between 100 and 150 scientists per year to the programme at its peak, most if not all of which will come from existing resources. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas.

•

Following the completion of the discovery phase the parties may each elect to continue funding programmes into development. If both parties so elect, the programme will be jointly funded until Clinical Proof of Concept (end of Phase IIb trials), unless either party opts-out earlier. In addition, Cambridge Antibody Technology has the option to continue to fund jointly the development of one in every five products that reach Clinical Proof of Concept up to product launch.

•	Cambridge Antibody Technology’s financial participation reflects its level of investment in the programme. If Cambridge Antibody Technology opts-out after the discovery phase it receives milestones and royalties. If it opts-out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US. If AstraZeneca opts-out of programmes it receives milestones and royalties.

•	AstraZeneca will receive the rights to opt-in to, and develop jointly, Cambridge Antibody Technology discovery programmes existing at the commencement of this alliance and also certain future discovery programmes that Cambridge Antibody Technology may independently initiate. Cambridge Antibody Technology has rights to co-promote in the US products resulting from these programmes.

•	Cambridge Antibody Technology will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation. Joint teams will be established to oversee the full discovery and development process.

•	Cambridge Antibody Technology anticipates that its investment in the alliance will be the principal focus of its research investment during the next five years.

•	Under a separate Subscription Agreement, AstraZeneca will subscribe in cash for 10,217,983 Cambridge Antibody Technology shares at a price of £7.34per share for a total investment of £75 million. Based on Cambridge Antibody Technology shares in issue as at 21 November 2004 this represents a 19.9% interest in the enlarged issued share capital of Cambridge Antibody Technology. The price represents a 27.3% premium to Cambridge Antibody Technology’s average closing share price for the last 5 business days. The subscription agreement between AstraZeneca and Cambridge Antibody Technology contains certain restrictions on AstraZeneca’s ability to increase its stake or to sell shares.

•	The subcription by AstraZeneca requires the disapplication by Cambridge Antibody Technology shareholders of statutory pre-emption rights. A circular convening an

Extraordinary General Meeting for this purpose is being posted to Cambridge Antibody Technology shareholders shortly. The alliance is conditional on the completion of the Subscription Agreement.

Peter Chambré, Chief Executive Officer of Cambridge Antibody Technology, commented “This innovative alliance with a world leader in the field of inflammatory diseases represents a major strategic move by both companies. Not only will it enable Cambridge Antibody Technology to deploy its full range of capabilities and expertise in the early stages of product development, but it will also allow us to enhance our capabilities in the later stages and, for the first time, potentially participate in product commercialisation. Most significantly, Cambridge Antibody Technology will share directly in the successes of products which result from the collaboration and it is therefore an important and exciting opportunity for us to make a significant advance in our transition to a product-based biopharmaceutical company. The creation of this alliance with AstraZeneca is a tribute to their vision in seeing the opportunity for a new model of collaboration between a major pharmaceutical company and a leading biotechnology company.”

Sir Tom McKillop, Chief Executive Officer of AstraZeneca, said “I see this alliance with Cambridge Antibody Technology as a major component of AstraZeneca’s strategy to develop new therapeutics for inflammatory and respiratory diseases. Both partners are combining their expertise and making a significant commitment of resources to the alliance.”

Dr John Patterson, Executive Vice President Product Strategy & Licensing at AstraZeneca also commented, “We are delighted to be joining other shareholders in this innovative biopharmaceutical company and are underpinning the closeness of the alliance and strategic importance to both parties by making a significant equity investment in Cambridge Antibody Technology”.

-ENDS-

Notes to Editors

Cambridge Antibody Technology:

•	Cambridge Antibody Technology is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, Cambridge Antibody Technology currently employs around 280 people

•	Cambridge Antibody Technology is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. Cambridge Antibody Technology has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

•	Four Cambridge Antibody Technology human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.

•	HUMIRA, the leading Cambridge Antibody Technology-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries. Six further licensed Cambridge Antibody Technology-derived human therapeutic antibodies are in clinical development by licensees, with four further licensed product candidates in pre-clinical development.

•	Cambridge Antibody Technology has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, Cambridge Antibody Technology has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

•	Cambridge Antibody Technology has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.

•	Cambridge Antibody Technology is listed on the London Stock Exchange and on NASDAQ. Cambridge Antibody Technology raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

AstraZeneca:

•	AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world’s leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Antibodies as Therapeutics:

•	Around 20% of all biotechnology drugs in development are monoclonal antibodies**

•	The sector continues to grow rapidly: monoclonal antibodies are increasingly being regarded as a major category of drugs to treat serious diseases and can have a shorter time to market and higher success rates compared to traditional pharmaceuticals. There is also believed to be a reduced threat from generic competition and the potential for premium pricing.

•	Antibody drugs are expected to generate sales in excess of $6 billion in 2005, and it is thought that if 10% of the antibody drugs currently in clinical trials prove successful, total sales could reach $45 billion by 2009* Monoclonal antibodies represent the strongest growth area of in the therapeutic proteins market sector – by 2009, it is forecast that monoclonal antibodies will account for 48% of all sales of therapeutic proteins.* Oncology remains the leading therapy area, although the highest area of growth with be in the area of autoimmune/inflammatory – and is expected to almost equal oncology in 2008.***

•	Antibody-based therapeutics act by mimicking and harnessing the body’s own immune system. Monoclonal antibodies are potentially both efficacious and safe drugs with exquisite specificity for their target antigen.

•	The great majority of approved monoclonal antibodies that are on the market are chimaeric and humanised monoclonal antibodies, with 17 antibodies approved for commercial sale in one or more commercial territory. There are over 100 antibodies in clinical trial, approximately 50 of which are human monoclonal antibodies.

•	Human monoclonal antibodies are, in themselves, unlikely to cause adverse immunological responses in patients; a characteristic which undermined successful development of many murine and chimaeric antibodies in the past.

(* source: Scrip Reports: PJB Publications, 2004).

(** source: PhRMA, 2002).

(*** source: Datamonitor, Dec 2003)

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (“CAT”) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

Exhibit A

[***]